                                               FILES PURSUANT TO RULE 424(b)(4)
                                           REGISTRATION STATEMENT NO. 333-10391

PROSPECTUS

4,200,000 SHARES
                                          [LOGO OF SMARTALK TELESERVICES, INC.]
SMARTALK TELESERVICES, INC.

COMMON STOCK
(NO PAR VALUE)

Of the 4,200,000 shares of Common Stock, no par value per share (the "Common Stock"), of SmarTalk TeleServices, Inc. ("SmarTalk" or the "Company") offered hereby, 4,000,000 shares are being sold by the Company and 200,000 shares are being sold by certain shareholders of the Company (the "Selling Shareholders"). See "Principal and Selling Shareholders." The Company will not receive any of the proceeds from the sale of the shares of Common Stock by the Selling Shareholders.

Prior to this offering (the "Offering"), there has been no public market for the Common Stock. For a discussion relating to the factors that were considered in determining the initial public offering price, see
"Underwriting."

The Common Stock has been approved for listing on the Nasdaq National Market under the symbol "SMTK."

SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

----------------------------------------------------------------------------------------------
                                     PRICE TO    UNDERWRITING PROCEEDS TO PROCEEDS TO
                                     PUBLIC      DISCOUNT(1)  COMPANY(2)  SELLING SHAREHOLDERS
Per Share........................... $14.50      $1.015       $13.485     $13.485
Total(3)............................ $60,900,000 $4,263,000   $53,940,000 $2,697,000
----------------------------------------------------------------------------------------------

(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.
(2) Before deducting expenses of the Offering estimated at $1,225,000, all of which will be paid by the Company.
(3) The Selling Shareholders have granted to the Underwriters a 30-day option to purchase up to 630,000 additional shares of Common Stock at the Price to Public, less Underwriting Discount, solely to cover over-allotments, if any. If the Underwriters exercise such option in full, the total Price to Public, Underwriting Discount and Proceeds to Selling Shareholders will be $70,035,000, $4,902,450 and $11,192,550, respectively. See "Underwriting"
    and "Principal and Selling Shareholders."

The shares are offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the shares will be made at the office of Salomon Brothers Inc, Seven World Trade Center, New York, New York or through the facilities of The Depository Trust Company, on or about October 29, 1996.

SALOMON BROTHERS INC

                       CS FIRST BOSTON
                                                   DONALDSON, LUFKIN & JENRETTE
                                                   SECURITIES CORPORATION
The date of this Prospectus is October 23, 1996.

  Omitted is a photograph of a business woman making a phone call from a public telephone. To the right of this woman the following text appears: "An Emerging Market. The Prepaid Phone Card Industry is Expected to Reach A Billion Dollars In Sales in 1996.*" In smaller print at the bottom of the page the following text appears: "*Source: ATLANTIC-ACM Report, 1996 Calling and Prepaid Card Products: Trends and Opportunities." Superimposed over the page are six SMARTALK TELESERVICES CARDS.

  Omitted is a photograph of a woman holding a SMARTALK TELESERVICES CARD making a phone call from a public telephone. Along the left side of the page the following text appears: "Helping Marketers Build Brand Equity. Air Touch Cellular, Cellular One, Janna Systems, Kodak & Hallmark Cards with American Stores, Hello Direct, JVC, Smart & Final Iris, Software Publishing Company, The Stiffel Company, and more." Along the right side of the page the following text appears: "National Distribution through Leading Retailers. Acme, Best Buy, Bradlees, Builders Square, Dayton's, Fedco, Foley's, The Good Guys, Good Neighbor Pharmacies, Hills, Hudson's, Jewel/Osco Combo Stores, Marshall Field's, Office Depot, Office 1 Superstores, Osco Drug, Penn Daniels, Price/Costco, Robinsons-May, Sav-on Drug, Thrifty Oil, Venture Stores and more."

  Omitted are two paragraphs: On the left side of the page is a photograph of a businessman making a phone call and holding up the SMARTALK TELESERVICES CARD. On the right side is a photograph of a young child making a call from a public telephone and holding up the SMARTALK TELESERVICES CARD. Down the center of the page the following text appears: "Strategic Alliances Enhance Distribution Channels. The Douglas Stewart Company, MCI, West Interactive."

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

DURING THIS OFFERING, CERTAIN PERSONS AFFILIATED WITH PERSONS PARTICIPATING IN THE DISTRIBUTION MAY ENGAGE IN TRANSACTIONS FOR THEIR OWN ACCOUNTS OR FOR THE ACCOUNTS OF OTHERS IN SHARES OF THE COMMON STOCK PURSUANT TO EXEMPTIONS FROM RULES 10B-6, 10B-7 AND 10B-8 UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and Financial Statements, including the Notes thereto, appearing elsewhere in this Prospectus. Investors should also carefully consider the information set forth under the heading "Risk Factors" and are urged to read this Prospectus in its entirety. Unless otherwise indicated, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option.

                                  THE COMPANY

  SmarTalk provides convenient, easy to use, cost-effective telecommunications products and services to individuals and businesses primarily through its SmarTalk TeleServices Card (the "SmarTalk Card"). The SmarTalk Card provides customers with a single point of access to prepaid telecommunications services at a fixed rate charge per minute regardless of the time of day or, in the case of domestic calls, the distance of the call. The Company's services currently include domestic calling and outbound international long distance calling to more than 150 countries, as well as enhanced features such as sequential calling, speed dial and message delivery. The SmarTalk Card may also be recharged on-line with a major credit card, allowing the user to add minutes as needed. The Company expects to offer other enhanced services, including conference calling, voice mail, fax mail, content delivery and selected international calling services. The Company's long distance calls are carried primarily through MCI and AT&T. For the six months ended December 31, 1995 and June 30, 1996, the number of minutes decremented from SmarTalk cards or otherwise used by SmarTalk customers were approximately 2,576,000 and 15,901,000, respectively.

  The domestic prepaid phone card industry has grown significantly in recent years. Prepaid phone card revenues in the U.S. have grown from an estimated $20 million in 1990 to an estimated $1 billion in 1996, making prepaid phone services one of the fastest growing segments of the telecommunications industry. Industry sources project the total U.S. prepaid phone card market to reach $2.5 billion in 2000.

  SmarTalk's primary marketing and distribution focus is to target individuals and small businesses through major national and regional retailers. Currently, the SmarTalk Card is sold at selected retail locations throughout the U.S., including locations operated by the following leading retailers: American Drug Stores (which includes Jewel/Osco Combo Stores, Osco Drug Stores and Sav-On Drug Stores), Office Depot, Thrifty Oil, Builders Square, Hills Department Stores, Bradlees, Bergen Brunswig Drug Company (Good Neighbor Pharmacy), Venture Stores, Foley's Department Stores, Marshall Field's, Fred W. Albrecht Grocery Company, Office 1 Superstores, Price/Costco, Acme, Best Buy, Dayton's, Fedco, The Good Guys, Hudson's, Penn Daniels, Pamida and Robinsons-May. The Company believes its success to date in rapidly expanding its retail network is attributable to management's ability to increase retailers' awareness of the profit potential of offering telecommunications services at retail, the minimal space involved in offering the SmarTalk Card at retail and the ability of the SmarTalk Card to generate ongoing residuals for retailers through participation in recharge revenues. SmarTalk also is exploring the opportunity of offering retailers a co-branded, pre-subscribed "1+" long distance service. This new product, if successfully introduced, would afford retailers the ability to offer residential and small business customers long distance services that are designed to generate ongoing revenue streams while requiring virtually no shelf space or inventory cost. SmarTalk also markets its services directly to customers through direct response sales which include recharge sales, and sales generated through print, direct mail, and, in the future, Internet and television advertising.

  The Company has developed additional marketing and distribution avenues, including the Company's Corporate Advantage Program and corporate promotional programs. Under the Corporate

Advantage Program, employees who are away from their offices can utilize SmarTalk services, thereby enabling businesses to lower telecommunications costs and monitor call activity to better allocate long distance costs. Corporate promotional programs allow the Company's corporate customers to provide co-branded prepaid phone cards for use in corporate or product promotions.

  SmarTalk services are delivered through proprietary switching, application and database access software which run on two interactive call processing platforms (the "SmarTalk Platforms"), one of which was recently acquired from Pacific Bell Information Services (the "VoiceChoice Platform"). The acquisition of the VoiceChoice Platform provides the Company with the opportunity to reduce its costs while providing the Company with the flexibility to customize and add features. The Company has also developed a proprietary in-house data reporting and tracking system (the "SmarTrac System"), which tracks inventory, controls fraud, monitors usage by card and retailer and allows the Company to provide certain customer and usage information to its retailers and business customers.

  The Company believes that its principal competitive advantages are its (i) well-established presence among major retailers, (ii) advanced telecommunications infrastructure, and (iii) management team, which has extensive marketing and merchandising expertise. The Company believes its competitive advantages will assist it in achieving its growth objective through implementation of the following strategies:

Increase Penetration of Retailers. SmarTalk plans to increase penetration of retailers by expanding the number of stores in which the SmarTalk Card is sold and the points of sale at which a customer can purchase the SmarTalk Card within each store. The Company also intends to leverage its relationships with retailers to market additional telecommunications services such as "1+" long distance.

Further Develop Direct Response Channels. SmarTalk plans to stimulate the growth of its existing direct response sales through, for example, volume discounts and on-line advertising. The Company plans to continue to develop new and innovative means of marketing its telecommunications products and services directly to customers to complement its retail distribution network, including television advertising, catalogue and other direct marketing methods.

Broaden Corporate Advantage and Promotional Programs. SmarTalk intends to expand the Corporate Advantage Program and corporate promotional programs by
(i) expanding its sales force to include representatives that focus on business customers, (ii) capitalizing on the Company's strategic relationships, and
(iii) leveraging its existing relationships with retailers by promoting its corporate programs to retailers already familiar with SmarTalk services.

Target the Business Customer. SmarTalk plans to introduce additional enhanced features in an effort to attract both small businesses at retail and corporations as subscribers to its Corporate Advantage Program. Such planned enhanced features include voice mail, fax mail, conference calling and selected international calling services.

Leverage Existing Strategic Relationships. SmarTalk plans to leverage its existing network of strategic relationships to gain access to new business opportunities and a wider customer base. The Company has recently entered into strategic alliances, including those with MCI, West Interactive, and Douglas Stewart, which the Company believes will expand its distribution channels. The Company also plans to develop additional strategic relationships with partners whose customers are prospective users of SmarTalk services.

Expand International Services. SmarTalk plans to expand its business to international markets in order to market prepaid phone cards to U.S. travelers and foreign customers who frequently call the U.S. SmarTalk believes that it can market to foreign customers who frequently call the U.S. by establishing a sales force abroad and by providing turnkey merchandising materials to retailers abroad which are customized for foreign markets.

  SmarTalk TeleServices, Inc. was incorporated in California in October 1994. As used in this Prospectus, the term "SmarTalk" or the "Company" refers to SmarTalk TeleServices, Inc. and its subsidiary, unless the context otherwise requires. All information in this Prospectus gives effect for all periods to a 3,500 for 1 stock split effected on February 13, 1996, a 2.51 for 1 stock split effected on May 23, 1996, and a 0.5625 for 1 reverse stock split effected on August 15, 1996. The Company's principal executive offices are located at 1640 South Sepulveda Boulevard, Suite 500, Los Angeles, California 90025, and its telephone number is (310) 444-8800.

                                  THE OFFERING

Common Stock Offered By:

  The Company ............ 4,000,000 shares
  The Selling
   Shareholders...........    200,000 shares(1)
    Total................. 4,200,000 shares(1)
                           ===================
Common Stock Outstanding
 after the Offering....... 12,829,459 shares(2)
Use of Proceeds........... To repay indebtedness, to fund capital expenditures, marketing, new business development opportunities
                           and the expansion of the Company's business
                           internationally, and for additional working capital
                           and general corporate purposes including possible
                           acquisitions.
Nasdaq National Market
 Symbol................... SMTK

--------
(1) Excludes 630,000 shares of Common Stock that may be sold by the Selling Shareholders pursuant to the Underwriters' over-allotment option.

(2) Excludes 505,889 shares of Common Stock reserved for issuance upon exercise of outstanding options granted by the Company. See "Dilution" and "Management -- Stock Option Plans."

                             SUMMARY FINANCIAL DATA

                              PERIOD FROM
                               INCEPTION
                              (OCTOBER 28,                 SIX MONTHS ENDED
                                1994) TO    YEAR ENDED         JUNE 30,
                              DECEMBER 31, DECEMBER 31,  ----------------------
                                  1994         1995        1995        1996
                              ------------ ------------  ---------  -----------
STATEMENT OF OPERATIONS
 DATA(1):
  Revenue....................  $     444   $   453,916   $  41,738  $ 3,678,020
  Gross profit (loss)........       (272)      135,230      11,828      935,905
  Operating expenses.........     65,200     1,466,544     297,265    3,102,719
                               ---------   -----------   ---------  -----------
  Loss from operations.......    (65,472)   (1,331,314)   (285,437)  (2,166,814)
  Net loss...................  $ (65,472)  $(1,329,302)  $(285,437) $(2,271,186)
                               =========   ===========   =========  ===========
  Net loss per share(2)......  $    (.01)  $      (.14)  $    (.03) $      (.24)
                               =========   ===========   =========  ===========
  Weighted average number of
   common shares and common
   equivalent shares(2)......  9,335,348     9,335,348   9,335,348    9,335,348

                                                           JUNE 30, 1996
                                                     ---------------------------
                                                       ACTUAL     AS ADJUSTED(3)
                                                     -----------  --------------
BALANCE SHEET DATA(1):
  Working capital................................... $(3,256,069)  $46,173,929
  Total assets......................................   4,782,822    54,182,822
  Deferred revenue(4)...............................   4,127,919     4,127,919
  Total debt........................................   3,825,000       510,000
  Total shareholders' equity (deficit)..............  (5,814,988)   46,900,012

                                          FOR THE THREE MONTHS ENDED
                                -----------------------------------------------
                                SEPTEMBER 30, DECEMBER 31, MARCH 31,  JUNE 30,
                                    1995          1995       1996       1996
                                ------------- ------------ --------- ----------
SELECTED QUARTERLY OPERATING
 DATA:
  Number of PINs activated(5)..     15,811        52,800     117,212    196,259
  Number of minutes
   decremented(6)..............    640,320     1,935,247   5,152,179 10,748,914
  Number of recharge minutes
   purchased...................    154,974       312,390     666,030  1,112,130

--------

(1) This data should be read in connection with the Financial Statements and Notes thereto included elsewhere in this Prospectus.
(2) See Note 2 of Notes to Financial Statements for a discussion of net loss per share and shares used in computing net loss per share.
(3) Adjusted to reflect a $250,000 loan from SmarTalk Partners obtained in August 1996 and $510,000 borrowed under a $1,000,000 line of credit established in September 1996 and to give effect to the application of the estimated net proceeds of the Offering. See "Use of Proceeds."
(4) Deferred revenue represents amounts for products shipped to retailers and recharged minutes that the Company has invoiced, which, as of the date presented, have not been used by customers. Upon customer usage, the Company recognizes revenue and reduces the deferred revenue account. At the time the revenue is recognized, the costs to which that revenue specifically relates are also recognized.
(5) "PINs" are personal identification numbers used by each customer to access the SmarTalk system. PINs are printed on the back of each SmarTalk Card or provided separately to customers.
(6) "Minutes decremented" include minutes used by customers purchasing SmarTalk services and minutes used as a result of the distribution of free promotional goods.

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

  Certain statements contained under "Management's Discussion and Analysis of Financial Condition and Results of Operations," such as statements concerning the Company's ability to increase gross margins and decrease expenses, certain statements under "Business," such as statements concerning future services, proposed efforts to increase brand awareness, the future of the telecommunications industry and SmarTalk's plans to expand its retail distribution network and develop additional distribution channels and other statements contained herein regarding matters that are not historical facts, are forward-looking statements (as such term is defined in the Securities Act of 1933, as amended (the "Securities Act")). Because such forward-looking statements include risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, those discussed under "Risk Factors."

                                 RISK FACTORS

  In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the shares of Common Stock offered by this Prospectus.

LIMITED OPERATING HISTORY; NET LOSSES; ACCUMULATED DEFICIT

  The Company was formed in October 1994 and has had only a limited operating history upon which investors may base an evaluation of its performance. As a result of operating expenses and development expenditures, the Company has incurred significant operating and net losses to date. Net losses for the period ended December 31, 1994 and for the year ended December 31, 1995 and for the six months ended June 30, 1996 were approximately $65,000, $1.3 million, and $2.3 million, respectively. At June 30, 1996, the Company had an accumulated deficit of approximately $6.1 million. In addition, the Company plans to significantly increase its operating expenses in order to expand its sales and marketing efforts, fund a greater level of product development and marketing and otherwise support the growth of the Company. Given these planned expenditures, the Company anticipates that it will continue to incur losses for the foreseeable future and there can be no assurance that the Company will ever achieve or sustain profitability. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

INTENSE COMPETITION

  The telecommunications services industry is intensely competitive, rapidly evolving and subject to constant technological change. In 1994, there were approximately 75 companies marketing prepaid calling cards. Today there are more than 500 companies selling prepaid calling cards, and the Company expects competition to increase in the future. Other providers currently offer one or more of each of the services offered by the Company. As a service provider in the long distance telecommunications industry, the Company competes with three dominant providers, AT&T, MCI and Sprint, all of which are substantially larger and have: greater financial, technical, engineering, personnel and marketing resources; longer operating histories; greater name recognition; and larger customer bases than the Company. These advantages afford the Company's competitors pricing flexibility. Telecommunications services companies may compete for customers based on price, with the dominant providers conducting extensive advertising campaigns to capture market share. Competitors with greater financial resources may also be able to provide more attractive incentive packages to retailers to encourage them to carry products that compete with SmarTalk services. In addition, competitors with greater resources than the Company may be better situated to negotiate favorable contracts with retailers. The Company believes that existing competitors are likely to continue to expand their service offerings to appeal to retailers and their customers. Moreover, since there are few, if any, substantial barriers to entry, the Company expects that new competitors are likely to enter the telecommunications market and attempt to market telecommunications services similar to the Company's services which would result in greater competition.

  The ability of the Company to compete effectively in the telecommunications services industry will depend upon the Company's continued ability to provide high quality SmarTalk services at prices generally competitive with, or lower than, those charged by its competitors. Certain of the Company's competitors dominate the telecommunications industry and have the financial resources to enable them to withstand substantial price competition, which is expected to increase significantly, and there can be no assurance that the Company will be able to compete successfully in the future. Moreover, there can be no assurance that certain of the Company's competitors will not be better situated to negotiate contracts with suppliers of telecommunications services which are more favorable than contracts negotiated by the Company. In addition, there can be no assurance that competition from existing or new competitors or a decrease in the rates charged for communications services by the major long distance carriers or other competitors would not have a material adverse effect on the Company's business, operating results or financial condition (a "Material Adverse Effect").

  Recent changes in the regulation of the telecommunications industry may impact the Company's competitive position. The Telecommunications Act of 1996 (the "Telecommunications Act") was signed by President Clinton on February 8, 1996, effectively opening the long distance market to competition from the Regional Bell Operating Companies (the "RBOCs"). The entry of these well-capitalized and well-known entities into the long distance market will likely increase competition for long distance customers. The Telecommunications Act also grants the FCC the authority to deregulate other aspects of the telecommunications industry, which in the future may, if authorized by the FCC, facilitate the offering of telecommunications services by regulated entities, including the RBOCs, in competition with the Company. See
"Business -- Competition."

LIMITED PROTECTION OF PROPRIETARY RIGHTS; RISKS OF INFRINGEMENT

  The Company relies on a combination of copyright and trade secret laws and contractual confidentiality provisions to protect its proprietary rights. These laws and contractual provisions provide only limited protection of the Company's proprietary rights. The Company to date has no registered servicemarks, trademarks, patents or copyrights. The Company's application for the servicemark "SmarTalk" was initially denied by the Patent and Trademark Office of the U.S. Department of Commerce on the ground that there is another company in the telecommunications industry using the name "Smartalk." The Company is represented by a shareholder of the Company and is presently appealing such determination. The Company's appeal is based on its belief that
(i) the two companies are in different segments of the telecommunications industry and do not compete against each other and therefore consumer confusion is unlikely, and (ii) the other company will not suffer any indirect harm or loss of goodwill due to confusion regarding the source of products because customers of the other company are sophisticated about the source of their purchases. There can be no assurance that the Company will be successful in such appeal. While the Company believes that registering the servicemark is important to its business to further protect its existing common law right to use such servicemark, the Company does not believe that the failure thus far to register its servicemark is dispositive of whether the Company has the right to use such servicemark. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's software or services or to obtain and use information that the Company regards as proprietary. There can be no assurance that the Company's efforts to protect its proprietary rights will be successful, or that the Company's competitors will not independently develop similar technology. In addition, the laws of some foreign countries do not protect the Company's proprietary rights to the extent of the laws of the U.S. See "Business -- The SmarTrac System" and "Business -- The SmarTalk Platforms."

  The Company is aware of other companies that use variations of the term "Smart" in their name or in describing their products or services, including telecommunications products and services. Three companies have written letters challenging the Company's use of the SmarTalk name. There can be no assurance that SmarTalk will achieve a satisfactory resolution of these disputes. If such claims are not satisfactorily resolved, the other parties may pursue additional avenues to address the dispute, including filing claims against the Company. The loss of the use of the name SmarTalk would have a Material Adverse Effect. The Company currently is incorporated or registered as a foreign corporation under the SmarTalk TeleServices, Inc. name in all fifty states and the District of Columbia. The Company does not believe that the use of "SmarTalk" as its name or with respect to SmarTalk services is improper, and no actions have been filed to date with respect to either patent, servicemark, trademark or copyright claims. However, no assurance can be given that actions or claims alleging patent, servicemark, trademark or copyright infringement will not be brought against the Company with respect to its name or current or future SmarTalk services, or that, if such actions are brought, the Company will ultimately prevail. Any such claiming parties may have significantly greater resources than the Company to pursue litigation of such claims. Any such claims, whether with or without merit, could be time consuming, result in costly litigation, cause delays in introducing new or improved services, require the Company to enter into royalty or licensing agreements, or cause the Company to discontinue use of the challenged tradename, servicemark or technology, potentially giving rise to the significant expense associated with the marketing of a new name or the development or purchase of replacement technology, all of which could have a Material Adverse Effect.

NEW INDUSTRY; UNCERTAINTY OF MARKET ACCEPTANCE

  The prepaid phone card industry segment is an emerging business characterized by an increasing and substantial number of new market entrants who have introduced or are developing an array of new products and services. Each of these entrants is seeking to market, advertise and position its products and services as the preferred method for accessing long distance telephone services, including providing enhanced service features. As is typically the case in an emerging industry, demand and market acceptance for newly introduced products and services are subject to a high level of uncertainty. There can be no assurance that substantial markets will continue to develop for prepaid phone cards or that the Company will be able to meet its current marketing objectives, succeed in positioning its cards and services as a preferred method for accessing long distance telephone services or achieve significant market acceptance for its products. See "Business --
 Industry Overview."

RAPID TECHNOLOGICAL CHANGE; DEPENDENCE ON NEW SERVICES

  The telecommunications services industry is characterized by rapid technological change, new product introduction and evolving industry standards. The Company's success will depend, in significant part, on its ability to make timely and cost-effective enhancements and additions to its technology and introduce new services that meet customer demands. The Company expects new products and services, and enhancements to existing products and services, to be developed and introduced to compete with SmarTalk services. The proliferation of new telecommunication technology, including personal communication services and voice communication over the Internet, may reduce demand for long distance services, including prepaid phone cards. There can be no assurance that the Company will be successful in developing and marketing new SmarTalk services or enhancements to SmarTalk services that respond to these or other technological changes or evolving industry standards. In addition, there can be no assurance that the Company will not experience difficulties that could delay or prevent the successful development, introduction and marketing of its existing SmarTalk services or that its new SmarTalk services or enhancements thereto, will adequately meet the requirements of the marketplace and achieve market acceptance. Delay in the introduction of new SmarTalk services or enhancements, the inability of the Company to develop such new SmarTalk services or enhancements or the failure of such SmarTalk services or enhancements to achieve market acceptance could have a Material Adverse Effect. See "Business -- Competition" and "Business --
 Products and Telecommunications Services."

DEPENDENCE ON MAJOR RETAILERS

  Currently, the SmarTalk Card is sold at selected retail locations throughout the U.S., including locations operated by the following leading retailers:
American Drug Stores (which includes Jewel/Osco Combo Stores, Osco Drug Stores and Sav-On Drug Stores), Office Depot, Thrifty Oil, Builders Square, Hills Department Stores, Bradlees, Bergen Brunswig Drug Company (Good Neighbor Pharmacy), Venture Stores, Foley's Department Stores, Marshall Field's, Fred
W. Albrecht Grocery Company, Office 1 Superstores, Price/Costco, Acme, Best Buy, Dayton's, Fedco, The Good Guys, Hudson's, Penn Daniels, Pamida and Robinsons-May. The Company's arrangements with retailers are generally pursuant to short-term arrangements. If the Company is unsuccessful in providing competitive pricing, meeting the requirements of its retailers, developing new products that are attractive to such retailers, or complying with the terms of its arrangements with such retailers, such retailers may fail to market aggressively the Company's services or may terminate their relationship with the Company, either of which could have a Material Adverse Effect. Substantially all of the Company's revenue to date has been derived from the sale of the SmarTalk Card to retailers. Certain of those retailers have, from time to time, accounted for a significant percentage of the Company's revenue. See "Business -- General." The inability of any such retailer to pay the Company for SmarTalk cards shipped or the loss of any such retailer could have a Material Adverse Effect.

SEASONALITY; FACTORS AFFECTING OPERATING RESULTS; POTENTIAL FLUCTUATIONS IN PERIOD-TO-PERIOD RESULTS

  The Company's sales have been, and the Company expects that its sales will continue to be, somewhat seasonal, due to holiday purchases of the SmarTalk Card. In addition, the Company's operating results have varied significantly in the past and may vary significantly in the future. Factors that may cause the Company's operating results to vary include (i) changes in operating expenses, (ii) the timing of the introduction of SmarTalk services, (iii) market acceptance of new and enhanced versions of SmarTalk services, (iv) potential acquisitions, (v) changes in legislation and regulation which affect the competitive environment for SmarTalk services, and (vi) general economic factors. Moreover, for many of the Company's retailers, SmarTalk services represent a new merchandising category, with the attendant concerns regarding shelf space positioning, sales force education and effective marketing and, with respect to arrangements with certain retailers requiring customized SmarTalk services, there may be significant leadtime to provide such SmarTalk services following receipt of the customers' orders. As a result of these factors, the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as an indication of future performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

ABILITY TO MANAGE GROWTH AND IMPLEMENT NEW ACCOUNTING SYSTEM; NEED TO HIRE ADDITIONAL EMPLOYEES

  Although SmarTalk has experienced substantial growth in revenue in the last year and intends to continue to grow rapidly, there can be no assurance that the growth experienced by the Company will continue or that the Company will be able to achieve the growth contemplated by its business strategy. The Company's ability to continue to grow may be affected by various factors, many of which are not within the Company's control, including competition and federal and state regulation of the telecommunications industry. This growth has placed, and is expected to continue to place, significant demands on all aspects of the Company's business, including its administrative, technical and financial personnel and systems. The Company's future operating results will substantially depend on the ability of its officers and key employees to manage such anticipated growth, to attract and retain additional highly qualified management, technical and financial personnel, and to implement and/or improve its technical, administrative, financial control and reporting systems. The Company's financial controls and reporting systems will require enhancement and substantial investment in the future to accommodate the Company's anticipated growth. There can be no assurance that the Company will not encounter difficulties in expanding its financial controls and reporting systems to meet the Company's future needs. If the Company is unable to respond to and manage changing business conditions, then the quality of SmarTalk services, its ability to retain key personnel and its results of operations could be materially adversely affected. Difficulties in managing continued growth could have a Material Adverse Effect. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  The Company recently revised its method of revenue recognition from the method originally utilized for internal financial reporting purposes. The financial information contained herein reflects this revised method, the principal effects of which are to decrease the level of current revenue recognition and to create a deferred revenue account. Under this method of revenue recognition, the Company recognizes revenue and reduces the deferred revenue account as the customer utilizes calling time and upon expiration of cards containing unused calling time. In response to these changes and in order to upgrade its management information systems, the Company is currently implementing a new accounting system with control and tracking applications not present in the previous system. In connection with the implementation of the new system, the Company will contract with outside consultants to review the controls and administrative protocols associated with the new system. Although the Company believes that the newly installed system will be adequate to keep pace with the growth in the Company's business and the revised method of revenue recognition, there can be no assurance that the newly installed system will function properly or that the Company will not experience financial control difficulties in future periods. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON KEY MANAGEMENT AND PERSONNEL

  SmarTalk's success is largely dependent upon its executive officers, the loss of one or more of whom could have a Material Adverse Effect. The Company believes that its continued success will depend to a significant extent upon the efforts and abilities of Robert H. Lorsch, Chairman of the Board, President and Chief Executive Officer and Richard Teich, Executive Vice President. Although the Company believes that it would be able to locate suitable replacements for these executives if their services were lost, there can be no assurance it would be able to do so. Accordingly, the loss of services of any of these individuals could have a Material Adverse Effect. See "Management." The Company maintains, and is the sole beneficiary of, "key man" life insurance on Mr. Lorsch in the amount of $3,000,000.

DEPENDENCE UPON TELECOMMUNICATIONS PROVIDERS; NO GUARANTEED SUPPLY

  The Company does not own a transmission network and, accordingly, depends primarily on AT&T (accessed through West Interactive) and MCI for transmission of its long distance calls. The Company obtains its MCI long distance telecommunications services pursuant to a Preferred Carrier Agreement with MCI which obligates the Company to utilize a specified number of minutes to receive favorable pricing. The Company's failure to utilize the required minutes within the periods specified in the agreement with MCI would require the Company to pay an underutilization charge to MCI. While the Company anticipates that it will fulfill its minimum usage requirements, any material failure to meet such minimum usage requirements could have a Material Adverse Effect. In the future, the Company may determine that it is desirable to enter into additional agreements containing minimum usage requirements. Further, the Company is dependent upon local exchange carriers for call origination and termination. The Company's ability to maintain and expand its business depends, in part, on its ability to continue to obtain telecommunications services on favorable terms from long distance carriers and other such suppliers, as well as the cooperation of both interexchange and local exchange carriers in originating and terminating service for its customers in a timely manner. The Company has not experienced significant losses in the past because of interruptions of service at any of its carriers, but no assurance can be made in this regard with respect to the future. In addition, no assurance can be given that the Company will be able to obtain long distance services in the future at favorable prices, and a material increase in the price at which the Company obtains long distance service could have a Material Adverse Effect. See "-- Intense Competition" and "Business --
 Products and Telecommunications Services."

POSSIBLE INABILITY TO RECOGNIZE A PORTION OF DEFERRED REVENUE

  The sale of long distance domestic and outbound international telephone service through prepaid phone cards may be subject to "escheat" laws in various states. These laws generally provide that payments or deposits received in advance or in anticipation of the provision of utility (including telephone) services that remain unclaimed for a specific period of time after the termination of such services are deemed "abandoned property" and must be submitted to the state. Although the Company is not aware of any case in which such laws have been applied to the sale of prepaid phone cards, and does not believe that such laws are applicable, in the event that such laws are deemed applicable, the Company may be unable to recognize the portion of its deferred revenue remaining upon the expiration of SmarTalk cards with unused calling time. In such event, the Company may be required to deliver such amounts to certain states in accordance with these laws, which could have a Material Adverse Effect. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

UNCERTAINTY OF STRATEGIC RELATIONSHIPS

  A principal element of the Company's strategy is the creation and maintenance of relationships with wholesale distributors and other organizations with whom the Company has strategic alliances that will enable the Company to offer its services to a wider customer base than the Company could reach solely through direct marketing efforts. The Company has entered into strategic alliances, including those with MCI, West Interactive and Douglas Stewart, and the Company plans to aggressively develop additional strategic relationships. These relationships were formed recently and the Company is unable to predict the success or failure of these relationships due to limited operating experience with these organizations. The Company's success depends in part on the ultimate success of these relationships to effectively aid in the marketing and distribution of SmarTalk services. See "Business -- Strategic Partners."

  The ability of the Company's strategic partners to incorporate the Company's services into successful commercial ventures will require the Company, among other things, to continue to successfully enhance its existing SmarTalk services and develop new services. The Company's inability to meet the requirements of such strategic partners, or to comply with the terms of its arrangements with such parties, could result in such parties failing to market the Company's services, seeking alternative providers of telecommunications services or cancelling their contracts with the Company, any of which could have a Material Adverse Effect. See "Business -- The SmarTalk Strategy" and "Business -- Marketing and Distribution."

DEPENDENCE ON FACILITIES AND PLATFORMS; DAMAGE, FAILURE AND DOWNTIME

  The Company currently owns the VoiceChoice Platform, a call processing platform site located in San Francisco, California, and utilizes additional call processing platform services at a facility located in San Antonio, Texas which is backed up by a facility in Omaha, Nebraska. The Company's network service operations are dependent upon its ability to protect the equipment and data at such facilities against damage that may be caused by fire, power loss, technical failures, unauthorized intrusion, natural disasters, sabotage and other similar events. Although the Company has taken precautions to protect itself and its customers from events that could interrupt delivery of SmarTalk services, there can be no assurance that a fire, act of sabotage, technical failure, human error, natural disaster or a similar event would not cause the failure of a significant technical component, thereby resulting in an outage. Such an outage could have a Material Adverse Effect. The Company believes that technical failures have not resulted in any material downtime of the SmarTalk Platforms since the Company's inception.

  Although the Company maintains business interruption insurance providing for aggregate coverage of approximately $1.0 million per occurrence, there can be no assurance that the Company will be able to maintain its business interruption insurance, that such insurance would continue to be available at reasonable prices, that such insurance would cover all such losses or that such insurance would be sufficient to compensate the Company for losses it experiences due to the Company's inability to provide services to its customers. See "Business -- The SmarTalk Platforms."

DEPENDENCE UPON SOFTWARE

  The Company has developed, and depends on, its own proprietary in-house data reporting and tracking system, the SmarTrac System, that provides a series of database query and report capabilities that are used to track inventory, control fraud and monitor system usage by card and retailer. The Company also depends on its software, as well as software developed by or on behalf of Pacific Bell Information Services, West Interactive and others, to provide services to its customers. The software utilized by the Company in providing its services may contain undetected errors. Although the Company engages in extensive testing of its software prior to introducing the software onto its network, there can be no assurance that errors will not be found in software after commencement of use of such software. Any such error may result in partial or total failure of the Company's network, requiring the Company to commit additional and unanticipated funds for further product development, including the retention of additional programming personnel. In addition, such failure may result in a loss of customers and a corresponding decrease in revenue which would have a Material Adverse Effect. See "Business -- The SmarTrac System" and "Business -- The SmarTalk Platforms."

REGULATION

  The Company is currently subject to federal and state government regulation of its long distance telephone services. The Company is regulated at the federal level by the FCC and is currently required to maintain both domestic and international tariffs for its services containing the currently effective rates, terms, and conditions of service. The FCC has proposed, however, to eliminate the tariffing requirement for domestic interstate non-dominant carriers. In addition, the Company is required to maintain a certificate, issued by the FCC, in connection with its international services. The intrastate long distance telecommunications operations of the Company are also subject to various state laws and regulations, including prior certification, notification or registration requirements. The Company generally must obtain and maintain certificates of public convenience and necessity from regulatory authorities in most states in which it offers service. In most of these jurisdictions, the Company must file and obtain prior regulatory approval of tariffs for intrastate services. In addition, the Company must update or amend the tariffs and, in some cases, the certificates of public convenience and necessity when rates are adjusted or new products are added to the long distance services offered by the Company. The FCC and numerous state agencies also impose prior approval requirements on transfers of control, including transfers of control and corporate reorganizations, and assignments of certain regulatory authorizations. As a result, the Company has filed or will file certain notices and applications relating to the Offering. While the Company expects to receive all such approvals that have been requested and believes that it is or shall soon be otherwise in compliance with the applicable state and federal regulations governing telecommunications service, there can be no assurance that the FCC or the regulatory authorities in one or more states will not raise material issues with regard to the Company's compliance with applicable regulations, including transfer, stock issuance and similar regulations, or that state and federal regulatory activities will not have a Material Adverse Effect.

  If the federal and state regulations requiring the local exchange carriers to provide equal access for the origination and termination of calls by long distance subscribers (such as the Company's customers) change or if the regulations governing the fees to be charged for such access services change, particularly if such regulations are changed to allow variable pricing of such access fees based upon volume, such changes could have a Material Adverse Effect. See "Business -- Industry Overview," "Business -- Competition" and "Business -- Government Regulation."

  The FCC recently adopted a regulation which requires facilities-based carriers such as AT&T and MCI to compensate payphone providers for each 800 number call placed. The regulation allows facilities-based carriers to seek to recover these charges from their customers, including through future contractual provisions with customers such as the Company. The Company is unable to predict whether this regulation or other potential changes in the regulatory environment could have a Material Adverse Effect.

RISK OF LOSS FROM RETURNED TRANSACTIONS; FRAUD; BAD DEBT; THEFT OF SERVICES

  The Company utilizes national credit card clearance systems for electronic credit card settlement. The Company generally bears the same credit risks normally assumed by other users of these systems arising from returned transactions caused by closed accounts, frozen accounts, unauthorized use, disputes, theft or fraud. The Company's relationships with providers of merchant card services such as VISA and MasterCard could be adversely affected by excessive uncollectibles or chargebacks, which are generally higher in the telephone industry than in other industries, particularly with respect to recharges because the transaction typically is not on a face to face basis in which a cardholder signature is captured. Termination of the Company's ability to offer recharge through merchant card services would have a Material Adverse Effect. To minimize its financial exposure, the Company limits the amount that customers can recharge within specified timeframes and generally charges a higher rate for recharge services than for the initial purchase. From time to time, persons have obtained services without rendering payment to the Company by unlawfully utilizing the Company's access numbers and PINs. Although to date the Company has not experienced material losses due to such unauthorized use of access numbers and customized PINs, no assurance can be given that future losses due to unauthorized use will not be material. The Company attempts to manage these credit, theft and fraud risks through its internal controls, monitoring and blocking systems. The Company also maintains reserves which it deems adequate for such risks. Past experience in estimating and establishing reserves and the Company's historical losses are not necessarily accurate indications of the Company's future losses or the adequacy of the reserves established by the Company in the future. Although the Company believes that its risk management and bad debt reserve practices are adequate, there can be no assurance that the Company's risk management practices or reserves will be sufficient to protect the Company from unauthorized or returned transactions or thefts of services which could have a Material Adverse Effect. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Business -- The SmarTrac System."

SUBSTANTIAL DISCRETION OF MANAGEMENT CONCERNING USE OF PROCEEDS

  The Company has allocated approximately $39 million of the net proceeds of the Offering for specific identified purposes, with the remainder of approximately $14 million to be used for working capital and general corporate purposes, including possible acquisitions. Accordingly, management will have substantial discretion in spending a large percentage of the proceeds to be received by the Company. See "Use of Proceeds."

  The Company in the future may pursue acquisitions of complementary services, products, technologies or businesses, although the Company currently has no agreements or understandings with respect to any acquisition, and no portion of the net proceeds has been allocated to specific acquisitions. Future acquisitions may result in the potentially dilutive issuance of equity securities, the incurrence of additional debt, the writing off of software development costs, or the amortization of expenses related to goodwill and other intangible assets, any of which could have a Material Adverse Effect. Future acquisitions would involve numerous additional risks, including (i) difficulties in the assimilation of the operations, services, products and personnel of the acquired company, (ii) the diversion of management's attention from other business concerns, (iii) entry into markets in which the Company has limited or no prior experience, and (iv) the potential loss of key employees of the acquired company.

CONTROL OF COMPANY

  Upon completion of the Offering and without giving effect to the Underwriters' over-allotment option, the present directors, executive officers and their respective affiliates will beneficially own 6,191,505 shares (approximately 48.2%) of the outstanding Common Stock, of which 5,868,515 shares (approximately 45.7%) will be beneficially owned by Mr. Lorsch. In addition to the shares included in the calculation of beneficial ownership, the present directors, executive officers and their respective affiliates hold options to acquire an additional 81,851 shares of Common Stock not exercisable within 60 days of the date of this Prospectus, which together with shares currently beneficially owned would represent approximately 48.6% of the Common Stock outstanding after consummation of the Offering, after giving effect to the exercise of those options. As a result, these shareholders in general, and Mr. Lorsch in particular, will be able to exercise significant influence over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. Such concentration of ownership may also have the effect of delaying or preventing a change in control of the Company. See "Principal and Selling Shareholders" and "Description of Capital Stock -- Certain Provisions of the Company's Articles and Bylaws."

ANTI-TAKEOVER CONSIDERATIONS

  The board of directors has authority to issue up to 10,000,000 shares of preferred stock and to fix the rights, preferences, privileges and restrictions, including voting rights, of the preferred stock without further vote or action by the Company's shareholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. See "Description of Capital Stock -- Preferred Stock." The Company's Amended and Restated Articles of Incorporation (the "Articles") and Amended and Restated Bylaws (the "Bylaws") require that any action required or permitted to be taken by shareholders of the Company must be effected at a duly called annual or special meeting of shareholders of the Company and may not be effected by written consent. In addition, the Company's charter documents eliminate cumulative voting, which may make it more difficult for a third party to gain control of the Company's Board of Directors. Moreover, the Board of Directors has the authority, without action by, or consent of, the shareholders, to fix the rights and preferences of and issue shares of Preferred Stock. These and other charter provisions may deter a third party who would propose to acquire the Company or to engage in a similar transaction affecting control of the Company in which the shareholders might receive a premium for their shares over the then current market value. See "Management," "Principal and Selling Shareholders" and "Description of Capital Stock -- Certain Provisions of the Company's Articles and Bylaws."

ABSENCE OF PUBLIC MARKET AND POSSIBLE VOLATILITY OF STOCK PRICE

  Prior to the Offering, there has been no public market for the Common Stock and there can be no assurance that an active market will develop upon consummation of the Offering. The initial public offering price was determined by negotiations among the Company, the Selling Shareholders and the Representatives of the Underwriters. See "Underwriting" for a description of the factors that were considered in determining the initial public offering price. There is no assurance that the market price of the Common Stock after the Offering will not decline below the initial public offering price. The market price of the Common Stock is likely to be volatile. The Company believes factors such as actual or anticipated quarterly fluctuations in financial results, changes in earnings estimates by securities analysts and announcements of material events by the Company, its retail customers or its competitors may cause the market price for the Common Stock to fluctuate, perhaps substantially. In addition, in recent years the stock market has experienced extreme price and volume fluctuations which have affected the market price for many companies in industries similar to the phone card industry and which have often been unrelated to the operating performance of these companies. These fluctuations, as well as general economic conditions, may have a material adverse effect on the price of the Common Stock.

SHARES ELIGIBLE FOR FUTURE SALE

  Future sales of substantial shares of Common Stock by existing shareholders could adversely affect the market price of the Common Stock. The 4,200,000 shares offered hereby will be eligible for immediate sale in the public market without restriction. Of the remaining 8,629,459 shares of Common Stock which will be outstanding upon the completion of this Offering, 8,444,137 will be subject to 180-day lock-up agreements between the Company's current shareholders and the Underwriters. After the expiration of such agreements, pursuant to Rule 144 under the Securities Act, such shareholder(s) may sell such shares without registration, subject to certain holding requirements and volume limitations. In addition, SmarTalk Partners, LLC ("SmarTalk Partners") is entitled to certain rights with respect to the registration of its shares of Common Stock under the Securities Act. A decision by any such shareholder(s) to publicly sell a significant number of shares of the Common Stock will have the potential to cause a material decrease in the trading price of the Common Stock and may impair the future ability of the Company to raise capital at prices or on terms favorable to the Company. See "Shares Eligible for Future Sale," "Description of Capital Stock -- Registration Rights" and "Underwriting."

BENEFITS OF OFFERING TO EXISTING SHAREHOLDERS

  The existing shareholders of the Company will receive certain benefits from the sale of the Common Stock offered hereby. The Offering will establish a public market for the Common Stock and provide increased liquidity to the existing shareholders for the shares of Common Stock they will own after the Offering, subject to certain limitations. See "Shares Eligible For Future Sale." SmarTalk Partners, an existing shareholder of the Company, will sell 200,000 shares of Common Stock in the Offering and will receive approximately $2.7 million in net proceeds. If the Underwriters' over-allotment option is exercised in full, SmarTalk Partners and the other Selling Shareholders will sell 630,000 shares of Common Stock and will receive approximately $11.2 million. See "Principal and Selling Shareholders." Of the net proceeds of the Offering to be received by the Company, approximately $2 million will be used to repay indebtedness to SmarTalk Partners, and approximately $2 million will be used to repay indebtedness to Lorsch Creative Network, Inc., of which Robert H. Lorsch, President and Chief Executive Officer of the Company, is the sole shareholder. See "Use of Proceeds" and "Certain Transactions." Additionally, immediately following the Offering existing shareholders will have an average unrealized gain over the original cost of the shares that will continue to be held by them of $14.46 per share or an aggregate unrealized gain of approximately $124.8 million (approximately $115.7 million if the Underwriters' over-allotment option is exercised in full). See "Dilution."

IMMEDIATE AND SUBSTANTIAL DILUTION TO NEW INVESTORS

  Purchasers of shares of Common Stock in the Offering will experience immediate and substantial dilution of the net tangible book value per share of Common Stock in the amount of $10.84 per share. To the extent options to purchase the Company's Common Stock are exercised in the future, there will be further dilution. See "Dilution."

                                USE OF PROCEEDS

  The net proceeds from the sale of the shares of Common Stock offered hereby by the Company are estimated to be approximately $52,715,000, after deducting the underwriting discount and estimated offering expenses payable by the Company. The Company intends to use the net proceeds of the Offering as follows: (i) approximately $1.2 million to repay term loan indebtedness to SmarTalk Partners (which bears interest at 7% per annum and has a maturity date of July 31, 2000), (ii) approximately $500,000 to repay existing borrowings under a revolving line of credit with SmarTalk Partners (which bears interest at a floating rate equal to the prime rate plus 2% per annum which equaled 10.25% at October 22, 1996 and has a maturity date of January 31, 1998), (iii) approximately $250,000 to repay term loan indebtedness to SmarTalk Partners (which bears interest at a floating rate equal to the prime rate which was 8.25% at October 22, 1996 and has a maturity date of January 31, 1997), (iv) approximately $2 million to repay term loan indebtedness to Lorsch Creative Network, Inc. ("LCN") (which bears interest at 7% per annum and has a maturity date of June 20, 2000), (v) approximately $10 million to fund certain capital expenditures, including upgrades to the SmarTalk Platforms, the possible acquisition of new platforms and purchases of point of sale equipment, (vi) approximately $20 million to fund marketing and new business development opportunities, (vii) approximately $5 million to fund the expansion of the Company's business internationally, and (viii) for additional working capital and general corporate purposes, including acquisitions, although the Company currently has no agreements or understandings with respect to any acquisition, and no portion of the net proceeds has been allocated to specific acquisitions. The aggregate amount of the net proceeds to the Company that will flow to affiliates is approximately $4 million.

  In addition, the Company is raising such monies at this time in order to create a market for the Company's Common Stock, to facilitate future access by the Company to the public equity markets and to enhance the Company's public image and credibility to support its marketing efforts, particularly with current or potential retailers and strategic partners. The Company has used proceeds from the indebtedness to SmarTalk Partners for working capital and general corporate purposes, including securing office space, expanding the Company's retail distribution network, and acquiring the VoiceChoice Platform. The indebtedness to LCN was incurred in connection with a transaction by the Company. See "Certain Transactions." The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Shareholders.

  Prior to the application of the net proceeds of the Offering as described above, such funds will be invested in short-term, interest bearing securities.

                                DIVIDEND POLICY

  The Company has never paid cash dividends on its Common Stock, and the current policy of the Company's board of directors is to retain any available earnings for use in the operation and expansion of the Company's business. Therefore, the payment of cash dividends on the Common Stock is unlikely in the foreseeable future. Currently, the Company's line of credit prohibits the Company from paying cash dividends without the lender's prior approval. See the Financial Statements and Notes thereto included elsewhere in this Prospectus. However, the Company will use the proceeds from the Offering to pay off and terminate the line of credit with SmarTalk Partners. Any future determination to pay cash dividends will be at the discretion of the board of directors and will depend upon the Company's earnings, capital requirements, financial condition and any other factors deemed relevant by the board of directors.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of June 30, 1996, and as adjusted to reflect the sale of the 4,000,000 shares of Common Stock offered by the Company hereby and the application of the estimated net proceeds therefrom as described in "Use of Proceeds." This table should be read in conjunction with the Financial Statements and the related Notes thereto included elsewhere in this Prospectus.

                                                         JUNE 30, 1996
                                                 ------------------------------
                                                  ACTUAL(1)   AS ADJUSTED(1)(2)
                                                 -----------  -----------------
Short-term debt................................. $ 1,299,998     $   510,000
Long-term debt..................................   3,285,002               0
                                                 -----------     -----------
Total debt......................................   4,585,000         510,000
                                                 -----------     -----------
Shareholders' equity (deficit):
  Preferred stock, no par value; 10,000,000
   shares authorized; no shares issued and
   outstanding(3)...............................         --              --
  Common stock, no par value; 100,000,000 shares
   authorized; 8,824,834 shares issued and
   outstanding; 12,829,459 shares issued and
   outstanding as adjusted(3)...................     315,000      53,030,000
Retained earnings (accumulated deficit).........  (6,129,988)     (6,129,988)
                                                 -----------     -----------
Total shareholders' equity (deficit)............  (5,814,988)     46,900,012
                                                 -----------     -----------
  Total capitalization.......................... $(1,229,988)    $47,410,012
                                                 ===========     ===========

--------
(1) Actual June 30, 1996 amounts have been adjusted to reflect a $250,000 loan from SmarTalk Partners obtained in August 1996, and $510,000 borrowed under a $1,000,000 line of credit established in September 1996. See "Use of Proceeds."

(2) Adjusted to reflect the application of the estimated net proceeds to the Company from the sale of Common Stock offered hereby. See "Use of Proceeds."

(3) Excludes 505,889 shares of Common Stock reserved for issuance upon exercise of outstanding options granted by the Company and, as adjusted, includes 4,625 shares of Common Stock issued upon exercise of options granted by the Company. See "Management -- Stock Option Plans."

                                   DILUTION

  The net tangible book value (deficit) of the Company's Common Stock as of June 30, 1996 was $(5.8) million or $(0.66) per share. "Net tangible book value (deficit)" per share represents the amount of total tangible net assets less total liabilities, divided by the number of shares of Common Stock outstanding. After giving effect to the sale of 4,000,000 shares of Common Stock offered by the Company hereby, and after deducting underwriting discounts and estimated offering expenses payable by the Company and receipt of the net proceeds by the Company in the Offering, the pro forma net tangible book value (deficit) of the Company as of June 30, 1996 would have been $47 million, or $3.66 per share, representing an immediate increase in net tangible book value of $4.32 per share to existing shareholders and an immediate dilution of $10.84 per share to new investors purchasing shares in the Offering. The following table illustrates the resulting per share dilution with respect to the shares of Common Stock to be sold by the Company in the
Offering:

   Initial public offering price per share.......................         $14.50
     Net tangible book value (deficit) per share before the
      Offering................................................... $(0.66)
     Increase per share attributable to new investors............   4.32
                                                                  ------
   Pro forma net tangible book value (deficit) per share after
    the Offering.................................................           3.66
                                                                          ------
   Dilution per share to new investors...........................         $10.84
                                                                          ======

  The foregoing computations assume no exercise of stock options prior to completion of the Offering. Options to purchase an aggregate of 505,889 shares of Common Stock at exercise prices ranging from $1.77 to $4.44 per share, with a weighted average exercise price of approximately $3.72 per share, will be outstanding and unexercised upon completion of the Offering. If all of such stock options had been exercised at June 30, 1996, the pro forma net tangible book value per share after the Offering would be $3.66, representing an increase in pro forma net tangible book value of $4.08 per share and dilution to new investors of $10.84 per share.

  The following table summarizes the difference between existing shareholders and new investors with respect to the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company before deduction of underwriting discounts and estimated offering expenses and the average price paid per share.

                                   SHARES                 TOTAL
                                  PURCHASED           CONSIDERATION       AVERAGE
                            --------------------- ----------------------   PRICE
                              NUMBER   PERCENTAGE   AMOUNT    PERCENTAGE PER SHARE
                            ---------- ---------- ----------- ---------- ---------
   New Investors...........  4,000,000    31.2%   $58,000,000    99.5%    $14.50
   Existing
    Shareholders(1)........  8,829,459    68.8        323,186     0.5       0.04
                            ----------   -----    -----------   -----
     Total................. 12,829,459   100.0%   $58,323,186   100.0%

--------
(1) Excludes 505,889 shares of Common Stock reserved for issuance upon exercise of outstanding options granted by the Company. See "Management --
     Stock Option Plans."

                            SELECTED FINANCIAL DATA

  The following table sets forth selected financial data of the Company. The Statement of Operations Data for the period from inception (October 28, 1994) to December 31, 1994 and for the year ended December 31, 1995 and the Balance Sheet Data as of December 31, 1994 and 1995 have been derived from the Company's audited Financial Statements, which are included elsewhere in this Prospectus. The selected financial data for the six months ended June 30, 1995 and 1996 are derived from the unaudited Financial Statements of the Company, which are included elsewhere in this Prospectus. In the opinion of management, the unaudited Financial Statements have been prepared on the same basis as the audited Financial Statements and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the financial position and results of operations for such periods. The results for the six months ended June 30, 1996 are not necessarily indicative of the results that may be expected for the year ending December 31, 1996 or any other future period. The selected financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                               SIX MONTHS ENDED
                         PERIOD FROM INCEPTION  YEAR ENDED         JUNE 30,
                         (OCTOBER 28, 1994) TO DECEMBER 31,  ----------------------
                           DECEMBER 31, 1994       1995        1995        1996
                         --------------------- ------------  ---------  -----------
STATEMENT OF OPERATIONS
 DATA:
  Revenue...............       $     444       $   453,916   $  41,738  $ 3,678,020
  Cost of revenue.......             716           318,686      29,910    2,742,115
                               ---------       -----------   ---------  -----------
    Gross profit (loss).            (272)          135,230      11,828      935,905
  Operating expenses
    Sales and marketing.           1,980           842,306     173,242    1,643,426
    General and
     administrative.....          63,220           624,238     124,023    1,459,293
                               ---------       -----------   ---------  -----------
  Loss from operations..         (65,472)       (1,331,314)   (285,437)  (2,166,814)
  Net interest expense
   (income).............             --             (2,012)        --       104,372
                               ---------       -----------   ---------  -----------
  Loss from operations
   before income tax
   expense..............         (65,472)       (1,329,302)   (285,437)  (2,271,186)
  Provision for income
   taxes................             --                --          --           --
                               ---------       -----------   ---------  -----------
    Net loss............       $ (65,472)      $(1,329,302)  $(285,437) $(2,271,186)
                               ---------       -----------   ---------  -----------
    Net loss per
     share(1)...........       $    (.01)      $      (.14)  $    (.03) $      (.24)
                               =========       ===========   =========  ===========
    Weighted average
     number of common
     shares and common
     equivalent
     shares(1)..........       9,335,348         9,335,348   9,335,348    9,335,348
                               =========       ===========   =========  ===========
    Supplemental loss
     per common
     share(2)...........                                                $      (.23)
                                                                        ===========

                                                 DECEMBER 31,
                                             ---------------------   JUNE 30,
                                               1994       1995         1996
                                             --------  -----------  -----------
BALANCE SHEET DATA:
  Working capital........................... $(60,472) $(1,400,360) $(3,256,069)
  Total assets..............................    4,023    3,841,752    4,782,822
  Deferred revenue(3).......................      431    3,696,515    4,127,919
  Total debt................................      --           --     3,825,000
  Total shareholders' equity (deficit)......  (60,472)  (1,379,774)  (5,814,988)

                                          FOR THE THREE MONTHS ENDED
                                -----------------------------------------------
                                SEPTEMBER 30, DECEMBER 31, MARCH 31,  JUNE 30,
                                    1995          1995       1996       1996
                                ------------- ------------ --------- ----------
SELECTED QUARTERLY OPERATING
 DATA:
  Number of PINs activated(4)..     15,811        52,800     117,212    196,259
  Number of minutes
   decremented(5)..............    640,320     1,935,247   5,152,179 10,748,914
  Number of recharge minutes
   purchased...................    154,974       312,390     666,030  1,112,130

-------
(1) See Note 2 of Notes to Financial Statements for a discussion of net loss per share and shares used in computing net loss per share.
(2) Supplemental loss per share has been calculated as if $4,075,000 of the proceeds from the Offering were used to retire debt totaling $4,075,000. Only the incremental shares necessary to retire this debt, based upon assumed net proceeds of $13.18 per share, have been included in the calculation. See "Use of Proceeds."
(3) Deferred revenue represents amounts for products shipped to retailers and recharged minutes that the Company has invoiced, which as of the date presented have not been used by customers. Upon customer usage, the Company recognizes revenue and reduces the deferred revenue account. At the time the revenue is recognized, the costs to which that revenue specifically relates are also recognized.
(4) "PINs" are personal identification numbers used by each customer to access the SmarTalk system. PINs are printed on the back of each SmarTalk Card or provided separately to customers.
(5) "Minutes decremented" include minutes used by customers purchasing SmarTalk services and minutes used as a result of the distribution of free promotional goods.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

  The following discussion should be read in conjunction with the Company's Financial Statements and the related Notes thereto included elsewhere in this Prospectus.

OVERVIEW

  SmarTalk provides convenient, easy to use, cost-effective long distance telecommunications products and services to customers primarily through the SmarTalk Card. The SmarTalk Card provides customers with a single point of access to telecommunications services at a favorable rate on a per minute prepaid basis. The SmarTalk Card may also be recharged on-line using a major credit card which allows the customer to add minutes as needed.

  The Company was formed in October 1994 and had limited operations until June 1995. From its date of inception until September 1995, SmarTalk had no employees. Certain functions currently performed by the Company's employees were performed during 1994 and 1995 by employees of LCN for which the Company was subsequently billed by LCN. SmarTalk contracted, on a project by project basis, with LCN and other independent contractors to perform substantially all operational activities, including sales management, marketing services, and general and administrative functions. See "Certain Transactions."

  Since the Company's inception, revenues have continued to increase. Over the period since July 1995, when the Company began shipping its product to retailers, through June 1996, total revenues were $4,090,198. The Company believes this amount is attributable to customers' acceptance of SmarTalk services and similar products, and management's unique marketing strategy of targeting the retail distribution channel.

  SmarTalk's revenue originates from (i) Company and co-branded phone card sales through retailers, (ii) recharges of existing phone cards, (iii) cards sold for promotional marketing campaigns, (iv) corporate sales to businesses (Corporate Advantage Program) and (v) certain services provided to one of the Company's strategic partners.

  Under sales agreements with the majority of retailers, the Company sells cards to the retailer at a set price with normal credit terms. The Company generally invoices the retailer upon shipment, recognizing deferred revenue. The Company recognizes revenue and reduces the deferred revenue account as the customer utilizes calling time or upon expiration of cards containing unused calling time. The Company also recognizes deferred revenue upon recharge of existing phone cards and recognizes the revenue upon the usage or expiration of the recharge minutes. Revenue recognized upon expiration of calling cards containing unused calling time and upon expiration of recharge minutes was insignificant for the year ended December 31, 1994 and the six months ended June 30, 1995 and less than 7.9% and 5.7%, respectively, of total revenues for the year ended December 31, 1995 and the six months ended June 30, 1996. The Company believes that its policy of recognizing revenue at the time its products and services are used by the customer or expire rather than upon sale to retailers or, in the case of recharges, at the time of the recharge, is a conservative method of revenue recognition.

  SmarTalk's cost of revenue consists primarily of the cost of providing the long distance service and related enhanced services as well as the cost of manufacturing and delivering the cards. The cost of providing long distance service represents obligations to carriers that provide minutes of long distance over their networks and the services associated with the Company's product. The Company expects its cost of revenue as a percentage of sales to decrease in the future due to the acquisition of the VoiceChoice Platform, economies of scale and volume discounts.

  Sales and marketing expenses consist primarily of commissions and advertising costs. The Company pays commissions to its sales representatives based on sales to retailers. The Company also pays a commission to its sales representatives and retailers based on the number of minutes recharged on SmartTalk cards sold by each retailer. These commissions are capitalized and amortized into expense based on minutes used by the customer. Advertising consists primarily of co-op advertising and Manufacturers Development Funds ("MDF"). Under the typical co-op advertising program, the Company matches advertising expenditures by retailers to promote sales of SmarTalk services. The amount of funds the Company matches through its co-op advertising program is based on a percentage of sales of SmarTalk services by retailers. MDF consists of promotional and marketing programs to access shelf space. Advertising expense includes trade and consumer advertising, trade show expenses, promotional goods and the costs of providing to retailers the Company's turnkey merchandising supplies. The Company expects sales and marketing expenses to increase in the future, but expects that sales and marketing expenses as a percentage of revenue will decrease. Other sales and marketing expenses include a provision for bad debt expense.

  General and administrative expenses consist primarily of salaries and other general expenses. Sales taxes for the SmarTalk Platforms are incurred based on customer usage of long distance minutes which are processed through each of the individual platforms. Other general expenses include rent, insurance, VISA and MasterCard processing fees and other operating expenses. The Company also includes in general and administrative expenses the costs related to the development of the Company's proprietary switching, application and database access software. The Company expects general and administrative expenses to increase in the future as it adds the personnel and infrastructure necessary to meet its planned growth in sales, but expects that general and administrative expenses as a percentage of revenue will decrease.

SIX MONTHS ENDED JUNE 30, 1996 COMPARED WITH SIX MONTHS ENDED JUNE 30, 1995

  Revenue. Revenue increased to $3,678,020 for the six months ended June 30, 1996 from $41,738 for the six months ended June 30, 1995. The substantial increase in revenue reflects an increase in usage of SmarTalk services by users of the SmarTalk Card as well as Corporate Advantage customers, an increase in the number of retail storefronts in which the Company's product is distributed and greater brand awareness and consumer acceptance. Revenue generated from recharges comprised approximately 14% of total revenue for the six months ended June 30, 1996 and was insignificant for the comparable period in 1995. This increase in recharge revenue is due to a greater number of SmarTalk cards eligible for recharge in the marketplace. In addition, $460,000, or approximately 13% of revenue for the six months ended June 30, 1996, was attributable to a distribution and processing agreement entered into on June 1, 1996 with West Interactive (see "Business -- Strategic Partners"). The agreement provides that the Company will provide prepaid phone card and certain related services for customers of West Interactive. The Company recognizes revenue under this agreement based on minute usage, which is consistent with the manner in which the Company recognizes revenue on cards sold to retailers.

  Cost of Revenue. Cost of revenue increased to $2,742,115 for the six months ended June 30, 1996 from $29,910 for the six months ended June 30, 1995. The increase was primarily attributable to greater use of the Company's services, which increased transport costs and card costs. The gross profit percentage for the six months ended June 30, 1996 was 25.5% as compared to 28.3% for the six months ended June 30, 1995. Gross margin decreased primarily due to the lower gross margin associated with the above-mentioned distribution and processing agreement. Transport costs comprised approximately 82% of cost of revenue for the six months ended June 30, 1996 compared to approximately 69% for the six months ended June 30, 1995. The remainder of cost of revenue was distributed between card costs and cost of fulfillment. Transport costs constituted a greater percentage of cost of revenue in the 1996 period as cost of fulfillment was essentially constant.

  Sales and Marketing Expenses. Sales and marketing expenses increased to $1,643,426 (or 44.7% of revenue) for the six months ended June 30, 1996 from $173,242 (or 415.1% of revenue) for the six months ended June 30, 1995. The increase in dollar amount was primarily due to commissions paid to sales representatives generally and to retailers on recharges, as well as the continued expansion of the Company's marketing activities, which include co-op advertising, MDF and free promotional goods. The decrease as a percentage of revenue was due to increased revenue growth in 1996. For the six months ended June 30, 1995, LCN provided certain sales and marketing services for which the Company was subsequently billed by LCN. Such expenses billed by LCN are reflected in total sales and marketing expenses.

  Commissions paid to the Company's sales representatives and retailers increased to 16.5% of sales and marketing expenses for the six months ended June 30, 1996 from 1.8% for the six months ended June 30, 1995 and bad debt expense increased to 10.4% of sales and marketing expenses for the six months ended June 30, 1996 from 0.6% for the six months ended June 30, 1995. These increases reflect the greater sales volume experienced during the six months ended June 30, 1996. Expenses for promotional activities, including co-op advertising, MDF and free promotional goods, were 56% of sales and marketing expenses for the six months ended June 30, 1996 as compared to 24% for the six months ended June 30, 1995. The increase in expenses related to promotional activities reflects the Company's emphasis on generating revenue during the six months ended June 30, 1996 as compared to the emphasis during the six months ended June 30, 1995 on design and development of marketing and advertising materials in the early stage of its growth. There were no creative and consulting expenses during the six months ended June 30, 1996 as compared to the same period in 1995 during which creative and consulting expenses, primarily incurred by LCN and subsequently billed to the Company, represented 65% of sales and marketing expenses.

  General and Administrative Expenses. General and administrative expenses increased to $1,459,293 (or 39.7% of revenue) for the six months ended June 30, 1996 from $124,023 (or 297.1% of revenue) for the six months ended
June 30, 1995. The increase in dollar amount was primarily due to the addition of personnel and costs associated with the growth in the Company's business. The decrease as a percentage of revenue was due to increased revenue growth in 1996. General and administrative costs for the six months ended June 30, 1996 included rent associated with the Company's move into a new office, VISA and MasterCard processing fees associated with the Company's on-line recharge feature, as well as increased general operating expenses. General and administrative costs for the six months ended June 30, 1995 primarily included expenses related to establishing regulatory compliance in all 50 states, the cost of developing the Company's product and packaging concept, and costs to file documentation related to the procurement of corporate servicemarks and patents. Certain of these general and administrative expenses incurred by SmarTalk during the six months ended June 30, 1995 were incurred by LCN and the Company was subsequently billed by LCN. There were no payroll expenses for the six months ended June 30, 1995 as the Company had no employees during the period. Certain functions performed during 1996 by the Company's employees were performed during 1995 by employees of LCN for which the Company paid fees to LCN aggregating less than $50,000, which fees are included as general and administrative expenses.

  Payroll costs were 41.0% of total general and administrative expenses for the six months ended June 30, 1996. There was no payroll expense for the six months ended June 30, 1995 as the Company had no employees during the period. Sales taxes increased to 10.6% of total general and administrative expenses for the six months ended June 30, 1996 from 1.2% for the comparable period in 1995. This increase is due to the increased usage of the Company's product by consumers. Legal, accounting and consulting costs as a percentage of total general and administrative expenses decreased to 19.6% for the six months ended June 30, 1996 from 74% for the 1995 period reflecting the Company's transition in 1996 to selling its services from its activities in 1995 when it was in its early stage of growth.

  Interest Expense. Interest expense, net of interest income, increased to $104,372 for the six months ended June 30, 1996. There was no interest expense or income for the six months ended June 30, 1995. Interest income for the six months ended June 30, 1996 was earned from returns on short-term cash investments. Interest expense for the six months ended June 30, 1996 was attributable to the Company's debt financing funded in January, 1996. See " --
 Liquidity and Capital Resources".

  Income Taxes. The Company had losses for tax purposes for the six months ended June 30, 1996 and 1995. Accordingly, there was no provision for income taxes in these periods.

  Net Loss. As a result of the above items, the Company's net loss increased to $2,271,186 for the six months ended June 30, 1996 from $285,437 for the six months ended June 30, 1995.

YEAR ENDED DECEMBER 31, 1995 COMPARED WITH THE PERIOD ENDED DECEMBER 31, 1994

  Revenue. Revenue increased to $453,916 for the year ended December 31, 1995 from $444 for the period ended December 31, 1994. The increase in revenue reflects an increase in usage of SmarTalk services in 1995, including usage by customers under the Corporate Advantage Program, as well as an increase in the number of retail storefronts in which the Company's products were distributed. During the period ended December 31, 1994, the Company was primarily engaged in establishing its corporate identity and regulatory compliance in all 50 states and had limited sales of its products.

  Cost of Revenue. Cost of revenue increased to $318,686 for the year ended December 31, 1995 from $716 for the period ended December 31, 1994. The increase in cost of revenue was primarily attributable to greater use of the Company's services, which increased transport costs and card costs. The gross profit percentage for the year ended December 31, 1995 was 29.8%. The gross profit percentage and the amount for the period ended December 31, 1994 were not meaningful as the Company had insignificant revenue during this period.

  Sales and Marketing Expenses. Sales and marketing expenses increased to $842,306 for the year ended December 31, 1995 from $1,980 for the period ended December 31, 1994, reflecting increased promotional activity and marketing support to retailers. The increase also reflects an increase in creative and consulting expenses as the Company developed its product advertising as well as its packaging concept. There were no significant promotional expenses or creative and consulting expenses during the period ended December 31, 1994. Certain of these sales and marketing expenses incurred by SmarTalk during the year ended December 31, 1995 and period ended December 31, 1994 were incurred by LCN and the Company was billed by LCN. The limited revenue during the period ended December 31, 1994 makes comparisons to the comparable period in 1995 not meaningful.

  Expenses for promotional activities, including co-op advertising and point of sale displays, were 32.7% of total sales and marketing expense for the year ended December 31, 1995. During the year ended December 31, 1995, creative and consulting expenses were 42.1% of total sales and marketing expenses, due to the Company's efforts to develop its product advertising as well as its packaging concept. Commissions paid to the Company's sales representatives and bad debt expenses were not material components of sales and marketing expenses for either period.

  General and Administrative Expenses. General and administrative expenses increased to $624,238 for the year ended December 31, 1995 from $63,220 for the period ended December 31, 1994. This increase was primarily due to the addition of administrative personnel, the associated costs required to manage the growth in the Company's business and nonrecurring startup costs. There were no payroll expenses in the period ended December 31, 1994. Certain of these general and administrative expenses, including expenses related to functions performed by LCN employees, were incurred by LCN during the year ended December 31, 1995 and period ended December 31, 1994 and the Company was billed by LCN.

  Payroll costs were 27.4% of total general and administrative expenses for the year ended December 31, 1995. Sales taxes were 3.3% of total general and administrative expenses for the year ended December 31, 1995 and immaterial for the comparable period in 1994. Legal and accounting expenses decreased to 34.0% of total general and administrative expenses for the year ended December 31, 1995 from 54.5% for the comparable period in 1994 when the Company was in its initial stage of development.

  Interest Income. Net interest income, net of interest expense, for the year ended December 31, 1995 was $2,012. Interest income for the year ended December 31, 1995 was derived from returns on short-term cash investments. Interest expense for the year ended December 31, 1995 consisted of interest on intraperiod debt which the Company utilized during 1995. There was no interest expense or income for the period ended December 31, 1994.

  Income Taxes. The Company had losses for tax purposes for the year ended December 31, 1995 and the period ended December 31, 1994. Accordingly, there was no provision for income taxes in these periods.

  Net Income. As a result of the above items, net loss increased to $(1,329,302) for the year ended December 31, 1995 from $(65,472) for the period ended December 31, 1994.

SELECTED QUARTERLY OPERATING RESULTS

  The following table sets forth certain unaudited quarterly financial data for each of the quarters since inception (October 28, 1994). In the opinion of management, the unaudited quarterly financial information has been prepared on the same basis as the audited Financial Statements and includes all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the information for the periods presented. The unaudited quarterly information should be read in conjunction with the audited Financial Statements and Notes thereto included elsewhere in this Prospectus. The unaudited quarterly operating results are not necessarily indicative of results of operations for any future period.

                                                FOR THE THREE MONTHS ENDED
                         ------------------------------------------------------------------------------
                         DECEMBER               JUNE     SEPTEMBER  DECEMBER      MARCH        JUNE
                           31,     MARCH 31,     30,        30,        31,         31,          30,
                           1994      1995       1995       1995       1995        1996         1996
                         --------  ---------  ---------  ---------  ---------  -----------  -----------
STATEMENT OF OPERATIONS
 DATA:
 Revenue................ $    444  $   2,564  $  39,174  $ 185,900  $ 226,278  $ 1,139,365  $ 2,538,655
 Cost of revenue........      716      1,793     28,118    129,858    158,917      812,877    1,929,238
                         --------  ---------  ---------  ---------  ---------  -----------  -----------
   Gross profit (loss)..     (272)       771     11,056     56,042     67,361      326,488      609,417
 Operating expenses
   Sales and marketing..    1,980      8,448    164,794    194,671    474,393      657,105      986,321
   General and
    administrative......   63,220    104,861     19,161     46,249    453,967      701,242      758,051
                         --------  ---------  ---------  ---------  ---------  -----------  -----------
 Loss from operations...  (65,472)  (112,538)  (172,899)  (184,878)  (860,999)  (1,031,859)  (1,134,955)
 Net interest expense
  (income)..............      --         --         --       1,531     (3,543)      44,813       59,559
                         --------  ---------  ---------  ---------  ---------  -----------  -----------
 Loss from operations
  before income tax
  expense...............  (65,472)  (112,538)  (172,899)  (186,409)  (857,456)  (1,076,672)  (1,194,514)
 Provision for income
  taxes.................      --         --         --         --         --           --           --
                         --------  ---------  ---------  ---------  ---------  -----------  -----------
   Net loss............. $(65,472) $(112,538) $(172,899) $(186,409) $(857,456) $(1,076,672) $(1,194,514)
                         ========  =========  =========  =========  =========  ===========  ===========

                         DECEMBER MARCH   JUNE   SEPTEMBER  DECEMBER    MARCH       JUNE
                           31,     31,     30,      30,       31,        31,        30,
                           1994    1995   1995     1995       1995       1996       1996
                         -------- ------ ------- --------- ---------- ---------- ----------
SELECTED BALANCE SHEET
 DATA:
  Deferred revenue......   $431   $2,389 $89,505 $535,865  $3,696,515 $3,783,917 $4,127,919

  The Company's sales have been, and the Company expects that its sales will continue to be, somewhat seasonal, due to holiday purchases of the SmarTalk Card. Factors that may cause the Company's operating results to vary include
(i) changes in operating expenses, (ii) the timing of the introduction of SmarTalk services, (iii) market acceptance of new and enhanced versions of SmarTalk services, (iv) potential acquisitions, (v) changes in legislation and regulation which affect the competitive environment for SmarTalk services, and
(vi) general economic factors.

LIQUIDITY AND CAPITAL RESOURCES

  From inception through June 30, 1996, the Company has funded operations primarily from cash generated by operations and borrowings under its debt agreements. The Company's operating activities used net cash of $2,395,916 in the six months ended June 30, 1996. The cash used by operating activities is primarily attributable to the Company's continued efforts to penetrate the retail distribution channel. As of October 23, 1996, the Company's cash and cash equivalents were approximately $310,000.

  In December 1995, the Company negotiated a financing package with SmarTalk Partners under which SmarTalk Partners agreed to loan $1,200,000 to the Company through a term loan and paid $300,000 to purchase a portion of the Company's Common Stock. The term loan is collateralized by substantially all assets of the Company and bears interest at 7% per annum. Interest accrues daily and is payable monthly beginning January 31, 1996 and ending December 31, 1996. Beginning January 31, 1997, monthly payments of principal and accrued interest are required until July 31, 2000, when all amounts are due and payable. The funds from this transaction were received in January 1996. See "Certain Transactions."

  In addition, the Company obtained a revolving loan facility from SmarTalk Partners, collateralized by substantially all assets of the Company. The facility provides for borrowings up to $500,000. Interest accrues daily at a floating rate equal to the prime rate plus 2% and is payable monthly in arrears beginning January 31, 1996. The principal portion of the loan is due and payable January 31, 1998. The Company may draw funds under the revolving loan at its discretion. At June 30, 1996, the Company had no funds available under this facility. See "Certain Transactions."

  In January 1996, the Company entered into an agreement to purchase certain of the assets of LCN. Mr. Lorsch, LCN's sole shareholder, is the Company's majority shareholder and its President and Chief Executive Officer. The purchase was consummated in January 1996 for $500,000 cash plus a $2,000,000 principal amount subordinated promissory note which bears interest at 7% per annum. Interest on the note is payable monthly through July 31, 1996. Beginning August 31, 1996, the Company is obligated to make a payment of $35,000 a month, with all amounts due and payable in full on June 30, 2000. Because the assets were purchased from a related party, the assets are reflected on the Company's balance sheet at LCN's cost less depreciation as of the date of acquisition. The excess of acquisition cost over the historical cost less depreciation of the assets acquired of approximately $2,464,028 was recorded as a charge to the Company's accumulated deficit. See "Certain Transactions."

  In June 1996, the Company acquired the VoiceChoice Platform from Pacific Bell Information Services for total consideration of $325,000, plus other consideration including the release of certain of its contractual obligations to the Company. The purchase price was recorded at $325,000, comprised of $200,000 in cash and a $125,000 note. $100,000 of the $125,000 note is to be paid through six equal monthly installments, beginning July 1, 1996. A final payment due January 1, 1997 will include the remaining $25,000 principal amount of the note and an additional sum equal to the interest accrued on the declining balance paid in installments at 9% interest per annum calculated on a day-to-day basis. All amounts become due and payable upon completion of the Offering.

  In August 1996, the Company entered into a loan agreement with SmarTalk Partners pursuant to which the Company obtained a loan of $250,000. This term loan is collateralized by substantially all of the assets of the Company and accrues interest at the prime rate. Interest on the loan is due the last day of each month, commencing August 31, 1996, with the loan maturing on January 31, 1997. All amounts become due and payable upon completion of the Offering. Payments of principal and interest on the $1,200,000 term loan, the $500,000 revolving loan facility, and the $2,000,000 term note (collectively, the "Original Indebtedness") are subordinated to, and may not be made prior to the repayment of, the $250,000 term loan. See "Certain Transactions."

  In September 1996, the Company entered into a revolving line of credit with Southern California Bank (the "SCB Line of Credit"). Pursuant to the terms of the SCB Line of Credit, the Company can borrow up to $1,000,000 secured by a first priority lien on substantially all of the Company's assets. Interest on the outstanding principal balance, calculated from the date of each advance to the repayment of each advance, is at the prime rate (as published in the Wall Street Journal) plus 2.375%. Interest payments are due monthly with the Company being required to make a minimum interest payment of $4,429 per month for one year. If the line of credit is paid off prior to one year, the remaining minimum monthly payments become due and payable. The SCB Line of Credit will become due and payable September 1, 1997. As of October 23, 1996, there was $510,000 outstanding pursuant to the SCB Line of Credit.

  The proceeds of the Offering will be used, in part, to repay the Original Indebtedness, the indebtedness to Pacific Bell Information Services and the $250,000 term loan. See "Use of Proceeds."

  The Company believes that the proceeds from the Offering, together with the funds anticipated to be generated from operations, will be sufficient to finance the Company's operations for the next 18 months.

                                   BUSINESS

GENERAL

  SmarTalk provides convenient, easy to use, cost-effective telecommunications products and services to individuals and businesses primarily through its SmarTalk Card. The SmarTalk Card provides customers with a single point of access to prepaid telecommunications services at a fixed rate charge per minute regardless of the time of day or, in the case of domestic calls, the distance of the call. The Company's services currently include domestic calling and outbound international long distance calling to more than 150 countries, as well as enhanced features such as sequential calling, speed dial and message delivery. The SmarTalk Card may also be recharged on-line with a major credit card, allowing the user to add minutes as needed. The Company expects to offer other enhanced features, including conference calling, voice mail, fax mail, content delivery (including news, sports and weather information) and selected international calling services. The Company's long distance calls are carried primarily through MCI and AT&T. For the six months ended December 31, 1995 and June 30, 1996, the number of minutes decremented from SmarTalk cards or otherwise used by SmarTalk customers were approximately 2,576,000 and 15,901,000, respectively.

  SmarTalk's primary marketing and distribution focus is to target individuals and small businesses through major national and regional retailers. Currently, the SmarTalk Card is sold at selected retail locations throughout the U.S., including locations operated by the following leading retailers: American Drug Stores (which includes Jewel/Osco Combo Stores, Osco Drug Stores and Sav-On Drug Stores), Office Depot, Thrifty Oil, Builders Square, Hills Department Stores, Bradlees, Bergen Brunswig Drug Company (Good Neighbor Pharmacy), Venture Stores, Foley's Department Stores, Marshall Field's, Fred W. Albrecht Grocery Company, Office 1 Superstores, Price/Costco, Acme, Best Buy, Dayton's, Fedco, The Good Guys, Hudson's, Penn Daniels, Pamida and Robinsons-May. Certain of those retailers have, from time to time, accounted for a significant percentage of the Company's revenue. Based upon the value of shipments of SmarTalk cards to retailers ("Retailer Shipment Value"), American Drug Stores accounted for approximately 78% and 11%, respectively, and Office Depot accounted for 0% and approximately 21%, respectively, of the total Retailer Shipment Value for the year ended December 31, 1995 and the six months ended June 30, 1996. No other retailer accounted for more than 10% of Retailer Shipment Value in more than one quarter during either such period.

  The Company believes its success to date in rapidly expanding its retail network is attributable to management's ability to increase retailers' awareness of the profit potential of offering telecommunications services at retail, the minimal space involved in offering the SmarTalk Card at retail and the ability of the SmarTalk Card to generate ongoing residuals for retailers through participation in recharge revenues. The Company is exploring the opportunity of offering retailers a co-branded, pre-subscribed "1+" long distance service. This new product, if successfully introduced, would afford retailers the ability to offer residential and small business customers long distance services that are designed to generate ongoing revenue streams while requiring virtually no shelf space or inventory cost. SmarTalk also markets its services directly to customers through direct response sales which include recharge sales, and sales generated through print, direct mail, and, in the future, Internet and television advertising.

  The Company has developed additional marketing and distribution avenues, including the Company's Corporate Advantage Program and corporate promotional programs. Under the Corporate Advantage Program, employees who are away from their offices can utilize SmarTalk services, thereby enabling businesses to lower telecommunications costs and monitor call activity to better allocate long distance costs. Corporate promotional programs allow the Company's corporate customers to provide co-branded prepaid phone cards for use in corporate or product promotions, direct marketing programs, warranty registration, customer service programs and premium rewards for customers.

SmarTalk has created promotional programs for JVC, Smart & Final Iris, Cellular One, AirTouch Cellular and, in conjunction with Kodak and Hallmark Cards, American Stores.

  SmarTalk services are delivered through proprietary switching, application and database access software which run on two interactive call processing SmarTalk Platforms, one of which, the VoiceChoice Platform, was recently acquired from Pacific Bell Information Services. The SmarTalk Platforms and the Company's proprietary software allow users in the system to access SmarTalk services, and provide the Company with the flexibility to customize and add features to SmarTalk services on a platform-wide basis. The acquisition of the VoiceChoice Platform provides the Company with the opportunity to reduce its costs. The Company has also developed a proprietary in-house data reporting and tracking system, the SmarTrac System, which tracks inventory, controls fraud, monitors usage by card and retailer and allows the Company to provide certain marketing information to its retailers and business customers.

  The Company believes that its principal competitive advantages are its (i) well-established presence among major retailers, (ii) advanced telecommunications infrastructure, and (iii) management team, which has extensive marketing and merchandising expertise.

INDUSTRY OVERVIEW

  The $67.4 billion U.S. long distance industry is dominated by the nation's three largest long distance providers, AT&T, MCI and Sprint, which together generated approximately 82.7% of the aggregate revenues of all U.S. long distance interexchange carriers in 1994. While industry revenues have grown at a compound annual rate of 5.6% since 1984, the revenues of carriers other than AT&T, MCI and Sprint have grown at a compound annual rate of 27.8% during the same period. As a result, the aggregate market share of all interexchange carriers other than AT&T, MCI and Sprint has grown from 2.6% in 1984 to 17.3% in 1994. During the same period, the market share of AT&T declined from 90.1% to 55.2%.

  The changing market for telecommunications services created an opportunity for the growth of alternative long distance and telecommunications services providers, including prepaid phone card sales. The domestic prepaid phone card industry has grown significantly in recent years. Prepaid phone card revenues in the U.S. have grown from an estimated $20 million in 1990 to an estimated $1 billion in 1996, making prepaid phone services one of the fastest growing segments of the telecommunications industry. Industry sources project the total U.S. prepaid phone card market to reach $2.5 billion in 2000. The Company believes that the affordable pricing, convenience and enhanced features of prepaid phone cards have attracted price sensitive customers, business travelers, international callers and other users of long distance services. Although prepaid phone cards are relatively new in the U.S., prepaid phone cards have been a widely used and accepted way of making telephone calls in Europe and Asia since the 1970s.

  Recently, the prepaid calling card industry has expanded substantially. According to industry sources, the number of companies marketing prepaid phone cards has grown from approximately 75 companies in 1994 to over 500 companies in 1996. In addition, companies have begun to couple long distance services with other enhanced features. In contrast to producers of prepaid phone cards that were established to serve the collectible or promotional market only or that provide long distance service only, the Company markets and distributes the SmarTalk Card and services with specific focus on retail distribution channels. SmarTalk believes that it is well positioned to capitalize upon the expanding prepaid phone card market due to its focus on national retail distribution channels, as well as the other components of the SmarTalk strategy.

THE SMARTALK STRATEGY

  SmarTalk's objective is to become a leading provider of quality, convenient, easy to use and cost-effective telecommunications products and services to individuals and businesses, primarily sold through retailers. The Company's strategy for achieving that objective includes the following key elements:

  Increase Penetration of Retailers.

  SmarTalk markets and distributes the SmarTalk Card to individuals and small businesses through major national and regional retailers. The SmartTalk Card generally is sold in 30, 60 and 120 minute denominations at a price to retailers averaging approximately $0.22 per minute. The Company intends to continue to focus on the penetration of retailers by increasing the number of retailers at which the SmarTalk Card is sold, expanding the number of stores among retailers selling the SmarTalk Card and adding points of sale at which customers can purchase the SmarTalk Card within each store. In addition, SmarTalk plans to leverage its relationship with retailers to market additional telecommunications services such as "1+" long distance service.

  SmarTalk believes that it can continue to grow its network of major national and regional retailers by increasing awareness among retailers as to the profit potential of telecommunications services. This potential exists with regard to the SmarTalk Card because of the limited space utilized to offer the SmarTalk Card, as well as the ability to generate ongoing residuals through participation in recharge revenues. In addition, the SmarTrac System provides the retailer with certain marketing information about its customers. Moreover, the Company believes that it can increase the points of sale within a retail store by continuing to provide retailers with turnkey merchandising materials, which include customized retail packaging and complete display and signage systems, co-op advertising and MDF to access shelf space.

  SmarTalk also intends to capitalize upon its retail distribution network by offering new products and services and creating innovative marketing opportunities. For example, the Company is exploring the concept of selling a co-branded, pre-subscribed "1+" long distance service to customers through retailers at favorable rates. If successfully introduced, the program would allow patrons to purchase traditional long distance services directly from the retailer. Customers would receive a monthly statement itemizing the calls made and the amount due for that month. The monthly statement would afford retailers and the Company an additional direct advertising opportunity for their respective products and services.

  Further Develop Direct Response Channels.

  SmarTalk plans to stimulate the growth of its existing direct response sales. For example, the Company has developed on-line recharge of the SmarTalk Card which allows customers to increase the number of minutes available on the SmarTalk Card without purchasing a new SmarTalk Card by using a major credit card, generally at a rate of $0.35 per minute. On-line recharge is designed to enable the Company to make direct sales to customers, to provide incentives to retailers to maintain SmarTalk as the exclusive supplier to the retailer and to create brand loyalty. With respect to recharge sales, the Company plans to
(i) continue to offer volume discounts, whereby, for example, customers from time to time receive "free minutes" when recharging for the maximum time permitted and (ii) utilize on-line advertising, in which, for example, a customer is prompted to recharge his or her card.

  The Company will continue to utilize print, broadcast and other means of direct marketing, including direct response advertising in magazines and publications, such as in-flight magazines, that appeal to the business traveler. The Company plans to continue to develop new and innovative means of marketing its telecommunications products and services directly to customers to complement its retail distribution network. Such means include television advertising, catalogue and other direct marketing methods. The Company is also developing a home page on the Internet through which it intends to provide the customer with information on the benefits of the SmarTalk Card, as well as to direct market SmarTalk services.

  Broaden Corporate Advantage and Promotional Programs.

  SmarTalk intends to expand the Corporate Advantage Program and corporate promotional programs which are directed towards business customers. Under the Corporate Advantage Program, employees who are away from their offices can utilize SmarTalk's services, thereby enabling businesses to lower telecommunications costs, monitor call activity and allocate long distance costs. Businesses enrolled in the Corporate Advantage Program may request detailed monthly reports generated by the SmarTalk System for use in controlling expenses and in recapturing costs from clients. SmarTalk also has established corporate promotional programs which allow the Company's business customers to provide co-branded prepaid phone cards for use in corporate or product promotions, direct marketing programs, warranty registration, customer service programs and premium rewards for customers. SmarTalk plans to broaden the Corporate Advantage Program and corporate promotional programs by (i) expanding its sales force to include representatives that focus on business customers, (ii) capitalizing on the Company's strategic relationships, and
(iii) leveraging its existing relationships with retailers by promoting its corporate programs to retailers already familiar with SmarTalk services such as Office Depot, Office 1 Superstores and Hello Direct Catalog that market to commercial clients.

  Target the Business Customer.

  SmarTalk plans to introduce additional enhanced features to the SmarTalk Card in an effort to attract both the small business customer at retail and corporations as subscribers to its Corporate Advantage Program. In response to the increasing demand, primarily by business users, for more bundled, single point of access telecommunications services, the Company plans to expand its telecommunications features to offer voice mail, fax mail, conference calling and selected international calling services. These services will be accessible from almost any touchtone phone, and will be provided on a prepaid and/or a monthly recurring charge basis at a flat rate per minute without operator as-sistance, coins, collect or third party billed calls. See "-- Products and Telecommunications Services."

  Leverage Existing Strategic Relationships.

  SmarTalk plans to leverage its existing network of strategic relationships to gain access to new business opportunities and a wider customer base. The Company has recently entered into strategic alliances, including those with MCI, West Interactive, and Douglas Stewart, which the Company believes will expand its distribution channels. The Company also plans to develop additional strategic relationships with partners whose customers are prospective users of SmarTalk services. The Company believes that by developing additional strategic relationships, it will increase awareness of SmarTalk services. The Company anticipates that, as it continues to develop new and innovative products and services, it will attract additional strategic partners.

  Expand International Services.

  SmarTalk plans to expand its business to international markets in order to market prepaid phone cards to U.S. travelers and foreign customers who frequently call the U.S. The Company believes that by providing competitive rates for inbound international service and by advertising in travel locations such as airports and hotels, SmarTalk can attract U.S. customers traveling abroad. SmarTalk also believes that it can market to foreign customers who frequently call the U.S. by establishing a sales force abroad and by providing turnkey merchandising materials to retailers abroad which are customized for foreign markets.

PRODUCTS AND TELECOMMUNICATIONS SERVICES

  The SmarTalk Card provides customers with a single point of access to convenient, easy to use, cost-effective telecommunications products and services at a fixed rate charge per minute regardless of the time of day or, in the case of domestic calls, the distance of the call. The SmarTalk Card enables customers to place long distance and international calls from virtually any touchtone phone, without the need for coins, operator assistance, collect or other third party billed calls. Card users access these services by dialing a toll free "800" number and entering a PIN printed on the back of the card. The system explains the service on a user's first call and guides callers through all of the features. Prior to any call being processed, the system informs the caller of the time remaining on the card. The customer is also notified when there are five minutes and again when there are two minutes of calling time remaining on the SmarTalk Card. Time spent on a call or on the Company's enhanced features is automatically deducted from the remaining time on the card or billed to a pre-authorized corporate account. Unlike telephone or credit calling cards which usually impose surcharges on long distance services, SmarTalk's services are typically paid for in advance and are issued in specified time increments, typically 30, 60, and 120 minutes, at favorable per minute rates. A SmarTalk Card expires on the earlier to occur of six months after the date such SmarTalk Card is first activated or the expiration date printed on such SmarTalk Card.

  Customers' calls are carried primarily through AT&T (accessed through West Interactive) and MCI. The Company obtains long distance telecommunications services pursuant to supply agreements with MCI and West Interactive. The Company's Preferred Carrier Agreement with MCI obligates SmarTalk to utilize a specified number of minutes over a period of four years. If the Company utilizes a certain number of minutes, the price per minute paid by the Company for all long distance minutes decreases. The Company's agreement with West Interactive provides for the Company to be charged a flat rate per minute and includes no minimum commitment.

  Should users have questions about the use of their SmarTalk cards when inside the system, a customer service representative is available for assistance on-line at the touch of a button. This on-line customer service differentiates SmarTalk from most of its competitors whose cards generally require users to hang up and call a second number to reach customer service. The SmarTalk customer service representative has access to real time call records which allow the representative to trace the customer's system usage. See " -- SmarTalk Customer Service."

  Customers access the Company's services through one of the SmarTalk Platforms. The SmarTalk Platforms are designed in a manner which allows SmarTalk to customize or add features and services to the SmarTalk Card on a platform-wide basis. Generally, calls accessing enhanced telephonic features are charged for such access as disclosed by computerized voice prompts at the time such features are being accessed. SmarTalk attempts to design and develop enhanced teleservices in order to increase the marketability of the SmarTalk Card and satisfy customer requirements. The Company believes that offering enhanced services will attract additional customers to the SmarTalk services, promote brand loyalty and result in additional product usage. To date, these services have been utilized on a limited basis. See " -- The SmarTalk Platforms."

Customers are currently provided with the option of accessing the following services:

  International Outbound Long Distance.

  Customers can use the SmarTalk Card to place international long distance calls from anywhere in the U.S. at rates that are generally lower than the standard card plan rates currently charged by AT&T, MCI and Sprint or the rate charged for a direct call from a payphone or hotel room. A connection through the SmarTalk Platforms costs less than a typical operator assisted connection, a collect call, and most major carrier calling card calls, including AT&T, MCI, and the RBOCs.

  Speed Dial.

  Customers can create their own personal speed dial directory which can then be accessed each time the customer uses the PIN on which the directory has been created. This feature permits customers to place calls to any of nine frequently dialed numbers by pressing two buttons. Currently, the Company provides a first-time user of a particular PIN with a limited amount of free time to set up their personal speed dial directory. The personal speed dial directory created by the customer is inaccessible to the customer once all of the prepaid minutes on the SmarTalk Card associated with the directory have been utilized. The Company believes that the speed dial feature increases the likelihood that customers will recharge their SmarTalk cards in order to retain their personal speed dial directory.

  Message Delivery.

  Customers can record a message for the recipient of a call if the recipient does not answer or if the line is busy. The SmarTalk system will make multiple attempts to deliver the message over a period of six hours, and then notify the customer the next time that the customer accesses the SmarTalk system whether the message was delivered and, if so, the time at which it was delivered.

  Sequential Calling.

  Customers can make additional calls without the necessity of exiting the platform and entering it again. The Company believes that this feature encourages users to place multiple phone calls each time they use their SmarTalk cards.

The Company is currently testing and anticipates offering the following additional features by the end of 1996:

  Conference Calling.

  Customers will be able to initiate conference calls from virtually any touchtone phone by adding a third party to the call. The conference calling feature will be automated and will not require operator assistance. Voice prompts will assist the customer through the procedure to establish the conference call. A customer using the conference calling feature will be deducted time on two outbound calls, therefore leveraging the cost to the Company of one inbound call. See " -- The SmarTalk Platforms."

  Content Delivery.

  Customers will be able to access financial news, headline news, sports updates, weather reports and other information updates, provided by SmarTalk through a digital feed from several selected on-line suppliers. These services will be frequently updated, and the information will be accessible by a series of menus presented to the user via voice prompts. Information will first be presented in a general format, with the consumer then being given the option to retrieve more detailed information on the topic selected.

The following additional services are under development and are expected to be offered by SmarTalk in 1997:

  Voice Mail.

  SmarTalk plans to offer customers a secure, personalized voice mailbox which will allow them to receive, retrieve, save and delete voice mail messages from virtually any touchtone phone. Each time the customer accesses their voice mailbox, the customer will be notified if there are any new voice mail messages. The customer will also have the ability to elect to be notified of messages by instructing the system to send a message to their pagers or calling them at a designated number.

  Fax Mail.

  SmarTalk plans to offer customers fax mail capability which will allow customers to receive, store and retrieve facsimile transmissions at any time by forwarding the faxed information to any fax machine or personal computer in the U.S. and certain parts of the world. The fax mailbox will provide customers with the convenience of controlling the time and location of receipt of facsimile transmissions, enhancing the customer's ability to receive confidential facsimiles and receive facsimiles at multiple or changing locations. Each time the customer accesses their fax mailbox, the customer will be notified if there are any new faxes. The customer will also have the ability to elect to be notified of waiting faxes.

  International Long Distance.

  The Company expects that customers will be able to utilize the SmarTalk Card to make international calls to the U.S. from more than 25 foreign countries, with additional originating countries being added thereafter. The Company eventually expects to enable customers to place country to country international calls from most countries in the world to virtually any country in the world.

MARKETING AND DISTRIBUTION

  The Company markets its services through multiple distribution channels which include (i) sales to retailers, (ii) direct response sales (which include recharge sales, sales generated by payphone marketing and sales generated through print, mail, and in the near future, Internet and television advertising), and (iii) direct corporate programs and promotions.

  Retail Channel.

  SmarTalk's primary marketing and distribution focus is to target individuals and small businesses through major national and regional retailers. The Company currently derives most of its revenues from sales to retailers. The Company's retail distribution channel encompasses diverse categories of retailers ranging from convenience stores to food and drug stores, department stores, mass merchandisers, office superstores and consumer electronics retailers. SmarTalk markets and distributes the SmarTalk Card nationwide to retailers both through a direct sales force and through its national sales organization of independent manufacturers' representatives which utilizes its relationships with retailers to introduce the SmarTalk Card and its services. The Company believes that its broad retail distribution has resulted in SmarTalk becoming a leading brand at the retail level.

  Currently, the SmarTalk Card is sold at selected retail locations throughout the U.S., including locations operated by the following leading retailers:
American Drug Stores (which includes Jewel/Osco Combo Stores, Osco Drug Stores and Sav-On Drug Stores), Office Depot, Thrifty Oil, Builders Square, Hills Department Stores, Bradlees, Bergen Brunswig Drug Company (Good Neighbor Pharmacy), Venture Stores, Foley's Department Stores, Marshall Field's, Fred
W. Albrecht Grocery Company, Office 1 Superstores, Price/Costco, Acme, Best Buy, Dayton's, Fedco, The Good Guys, Hudson's, Penn Daniels, Pamida and Robinsons-May.

  The Company believes its success to date in rapidly expanding its retail network is attributable to management's ability to increase retailers' awareness of the profit potential of offering telecommunications services, the minimal space involved in offering the SmarTalk Card at retail and the ability of the SmarTalk Card to generate ongoing residuals for retailers through participation in recharge revenues. In furtherance of its strategy, the Company provides (i) turnkey merchandising materials which include the availability of customized cards and retail packaging and complete display and signage systems which make display of the SmarTalk Card easy, (ii) retail promotion programs in which SmarTalk and the retailer share the costs of the promotion, and (iii) access to marketing information from the SmarTrac System.

  Unlike most products sold by retailers, the SmarTalk Card allows retailers to generate revenues beyond the initial sale of the SmarTalk Card by allowing an ongoing revenue stream based on the number of minutes recharged on any SmarTalk Card sold by that retailer, so long as the retailer continues to offer the SmarTalk Card. SmarTalk encourages the customer to utilize the recharge option by computerized voice prompts. The Company believes that this program increases retailer loyalty to SmarTalk and creates a barrier for the retailer to try other prepaid phone cards. The Company expects recharge revenues to increase as more SmarTalk Cards are sold and used and the Company introduces additional enhanced services.

  In addition, SmarTalk assists retailers in promoting the SmarTalk Card at retail points of sale at each retail location by providing turnkey merchandising materials to retailers. SmarTalk's turnkey merchandising and marketing program includes the availability of customized retail packaging and customized display and signage systems. The Company also provides promotional supplies to the retailer, to assist the retailer in making the SmarTalk Card immediately available at various retail locations.

  SmarTalk's retail promotional programs include various forms of co-op advertising programs and other incentive programs to access shelf space. The Company believes that these programs, together with the residual revenues from recharge and the Company's turnkey merchandising and marketing program, create ongoing retailer involvement in support of marketing the SmarTalk Card.

  Retailers also benefit from the SmarTrac System which enables the Company to provide certain demographic information to a retailer of its customers that utilize SmarTalk services. This information provides the retailer with information which it can use in formulating its marketing strategy. See "--
 The SmarTrac System." In addition, the SmarTrac System provides the retailer with the ability to deliver custom audio information, such as store openings or store advertisements, to the retailer's customers when they access the SmarTalk system.

  Direct Response.

  The Company also markets its services directly to customers through direct response sales, which include recharge sales, and sales generated through print, direct mail, and in the future, Internet and television advertising, generally at a rate of $0.35 per minute and without requiring the issuance of a new SmarTalk Card.

  The Company offers on-line recharge, generally at a rate of $0.35 per minute, which provides customers with the convenience of being able to add minutes to an existing SmarTalk Card with a major credit card while using the service. This allows the customer to purchase minutes without having to return to a retailer and allows the customer to continue using features already programmed into their SmarTalk Card, currently the speed dial directory. See "-- Products and Telecommunications Services." The Company generally pays credit card providers a service fee of 3% on recharge sales and other direct response sales. See "Risk Factors -- Risk of Loss from Returned Transactions; Fraud; Bad Debt; Theft of Services."

  The Company is developing a home page on the Internet through which it intends to provide the customer with information as to the benefits of the SmarTalk Card. The Company believes that the Internet home page will give the SmarTalk Card exposure in the rapidly growing electronic commerce marketplace. The Company intends to use its Internet presence to provide the customer with information on the benefits of SmarTalk services, as well as to direct market the SmarTalk Card. Additionally, the Internet home page will provide the Company with a unique medium for providing interactive promotional programs to the Company's retailers and direct customers.

  Direct Corporate Programs and Promotions.

  Corporate sales of SmarTalk services generate revenue primarily in two areas: (i) sales to corporations for employee use through the Corporate Advantage Program and (ii) sales to corporations for promotional distribution.

  SmarTalk markets SmarTalk services through the Corporate Advantage Program to businesses as a means to reduce long distance costs and better monitor long distance usage. Businesses enrolled in the Corporate Advantage Program have access to detailed monthly reports generated by the SmarTrac System for use in controlling expenses and allocating costs. The Corporate Advantage Program enables employees to access the SmarTalk system through a customized PIN and to track the cost of any service to a particular client or matter by dialing an additional two digit customized code. Businesses that enroll in the Corporate Advantage Program can be billed on either a prepaid or monthly basis. Use of SmarTalk services may result in substantial savings to business travelers by eliminating access and other surcharges that are typically added to calls made from a payphone or hotel room. In addition, the Company believes its enhanced services will be attractive to its corporate customers because they allow the caller to access long distance, speed dial, message delivery and future services.

  The Company also markets the SmarTalk Card and co-branded prepaid cards for use in promotional marketing, including sales for corporate or product promotional campaigns, direct marketing programs, warranty registration or customer service programs and premium rewards for consumers. For example, a corporate promotional customer can provide custom designed cards featuring its logo or customized advertisement to consumers and can use the SmarTalk Card to reward consumers for purchasing a product, using a service or providing information. In these ways, corporate clients can use the SmarTalk Card to reward consumers. In addition, the SmarTrac System allows corporate promotional customers to learn the habits of those same consumers for future marketing strategies. SmarTalk has created promotional programs for JVC, Smart & Final Iris, Cellular One, AirTouch Cellular and, in conjunction with Kodak and Hallmark Cards, American Stores. Similarly, corporate customers can utilize SmarTalk for warranty registration programs by inviting consumers to phone in their information to a dedicated "800" number rather than completing a warranty registration card. Information about the consumer can then be provided to the corporate customer from the SmarTrac System.

  The Company identifies potential corporate clients through its direct sales force, as well as its nationwide network of sales representatives and retailers. SmarTalk plans to capitalize upon its existing relationships by promoting its Corporate Advantage Program to retailers already familiar with the SmarTalk Card such as Office Depot, Office 1 Superstores and Hello Direct Catalog that market to commercial clients. Following completion of the Offering, the Company intends to expand its sales force to significantly build upon its corporate programs and promotions distribution channel.

STRATEGIC PARTNERS

  SmarTalk has recently entered into strategic alliances with several major telecommunications and other companies which the Company believes will further expand each of its distribution channels.

  MCI.

  On July 10, 1996, the Company entered into a Prepaid Carrier Referral Program Agreement whereby MCI has agreed to refer potential clients to the Company. Currently, SmarTalk is one of three companies to which MCI refers certain potential clients. The Company has agreed to pay MCI a referral fee for any new clients that the Company develops as a result of such referrals from MCI. MCI has no obligation to refer any potential clients to SmarTalk. In addition, the Company has agreed to service these clients exclusively through inbound and outbound service provided by MCI.

  West Interactive.

  On June 1, 1996, the Company entered into a Wholesale Distribution Agreement with West Interactive whereby West Interactive, a national telemarketing corporation, will purchase prepaid calling card services from SmarTalk for sale to West Interactive's clients. The agreement provides that prepaid cards sold by West Interactive to its clients and any related promotional literature distributed will denote SmarTalk as the service provider.

  Douglas Stewart.

  The Company has an arrangement with Douglas Stewart, one of the nation's largest distributors to college bookstores, whereby Douglas Stewart distributes the SmarTalk Card to college bookstores across the nation. The Company believes that its relationship with Douglas Stewart provides it with the ability to target college students, whom the Company believes will be prime users of SmarTalk services. In addition, the Company believes that college students represent an opportunity to create brand loyalty among younger customers.

THE SMARTRAC SYSTEM

  The Company has developed the SmarTrac System, a proprietary in-house data reporting and tracking system that provides a series of database query and report capabilities that are used to track inventory, control fraud and monitor usage by card and retailer. The Company markets the SmarTrac System's ability to provide customer and usage information to the Company's retailers and business customers. Data generated through the SmarTrac System also helps the Company to minimize unauthorized use of the SmarTalk Card. For example, SmarTalk personnel can determine whether multiple PINs are being used from any single telephone number, whether the same PIN is being used from many different parts of the country within a short period of time, or whether an unreasonable number of invalid PINs are being entered from any given telephone number. This data allows the Company to monitor activity in an effort to limit fraudulent use of the Company's services. The Company believes that by providing a marketing tool as well as a measure of fraud control, the SmarTrac System provides the Company with a competitive advantage.

THE SMARTALK PLATFORMS

  Customers access the SmarTalk network through the SmarTalk Platforms. The SmarTalk Platforms are accessible from virtually any touchtone telephone in the U.S. and can communicate with telephones, PCs, facsimile machines and pagers. The SmarTalk Platforms feature multiple switches, thousands of inbound and outbound access ports for prepaid and corporate calling services, as well as voice response applications, high-speed database servers, voice recording capability and credit card verification software, among other capabilities. This structure provides SmarTalk customers with high capacity, reliable telecommunications products and services.

  The SmarTalk Platforms are controlled by proprietary database access software that was developed by the Company. The Company designed its proprietary software to be versatile and adaptable, and to work with the SmarTalk Platforms to provide users with efficient and reliable services. The SmarTalk proprietary software allows the SmarTalk Platforms to be easily expandable so that, as usage increases or new SmarTalk services are developed, the SmarTalk Platforms may evolve with the rest of the SmarTalk services. The Company believes that the SmarTalk Platforms will be capable of processing all of the Company's anticipated usage requirements. The modular and scalable design of the SmarTalk Platforms and the related software allows expansion of network capacity without requiring replacement of existing hardware or software or interrupting service.

  SmarTalk recently acquired the VoiceChoice Platform from Pacific Bell Information Services. Located in San Francisco, the VoiceChoice Platform was configured by Pacific Bell Information Services and supports the SmarTalk Card as well as other interactive voice response applications. The VoiceChoice Platform is an integrated call processing system, in which calls are carried on the VoiceChoice Platform by T1 circuits from MCI and are presented to either of two Summa Four switches. Traffic is split evenly between the Summa switches to provide redundancy. Incoming calls to the VoiceChoice Platform are answered by a Summa Four switch, which is connected to voice response units ("VRUs"). The VRUs, in turn, interact with an Oracle database server that stores all user information. Resident on the switch is the software and hardware necessary to allow the switch to interact with, and accept input from, customers. The VoiceChoice Platform software prompts customers for their PIN. The software validates this information by querying the database of active PINs, and verifying that only one customer is connected to the SmarTalk Platform using this PIN. Once the customer has been identified, the software instructs the switch to present the customer with various options, which the customer can access by responding to voice prompts. If the customer chooses to place an outbound telephone call, the software transmits the call over lines provided by the resident long distance provider. The voice response boxes are connected directly to the Company's outbound long distance services, again providing SmarTalk customers fast processing of their telephone calls. The system is monitored by on-site analysts 24 hours a day with numerous "heartbeat" programs in place to detect any potential problem.

  The acquisition of the VoiceChoice Platform provides the Company with the opportunity to reduce its costs while giving the Company a stronger technological infrastructure. This infrastructure enables the Company to customize and add features, such as stand-alone interactive voice services which the Company can market to corporate clients.

  The San Antonio call processing platform and back-up Omaha call processing platform are owned and operated by West Interactive and are similarly configured for high-speed, high-capacity and high-reliability. West Interactive provides interstate and international long distance services to the Company through its agreement with AT&T. In addition, the Company has the ability to add access to MCI service to the platforms maintained by West Interactive. The Company's call processing centers are redundant within themselves and, in certain instances, with each other. Despite this fact, the Company intends to develop database portability between the different platforms, thus ensuring redundancy in the event of a major technical or network problem at any of the facilities.

SMARTALK CUSTOMER SERVICE

  SmarTalk believes that effective and convenient customer service is essential to attracting and retaining customers. SmarTalk's customer service department is responsible for assisting customers in using SmarTalk services, answering questions about usage, resolving billing related issues and resolving any technical problems. SmarTalk provides on-line customer support that is available 24 hours a day at the touch of a button. In addition, SmarTalk can identify calling activity by originating or destination phone number or other parameters. Customer service representatives can access detailed usage records through the SmarTrac System in order to efficiently answer customers' questions or resolve customers' concerns. SmarTalk also maintains a secondary corporate level customer service organization in the Company's offices to address unique customer service requests which are not handled while a caller is in the system.

COMPETITION

  The telecommunications services industry is intensely competitive, rapidly evolving and subject to constant technological change. In 1994, there were approximately 75 companies marketing prepaid calling cards. Today there are more than 500 companies selling prepaid calling cards, and the Company expects competition to increase in the future. Other providers currently offer one or more of each of the services offered by the Company. As a service provider in the long distance telecommunications industry, the Company competes with three dominant providers, AT&T, MCI and Sprint, all of which are substantially larger and have: greater financial, technical, engineering, personnel and marketing resources; longer operating histories; greater name recognition; and larger customer bases than the Company. These advantages afford the Company's competitors pricing flexibility. Telecommunications services companies may compete for customers based on price, with the dominant providers conducting extensive advertising campaigns to capture market share. Competitors with greater financial resources may also be able to provide more attractive incentive packages to retailers to encourage them to carry products that compete with SmarTalk services. In addition, competitors with greater resources than the Company may be better situated to negotiate favorable contracts with retailers. The Company believes that existing competitors are likely to continue to expand their service offerings to appeal to retailers and their customers. Moreover, since there are few, if any, substantial barriers to entry, the Company expects that new competitors are likely to enter the telecommunications market and attempt to market telecommunications services similar to the Company's services which would result in greater competition for the Company.

  The ability of the Company to compete effectively in the telecommunications services industry will depend upon the Company's continued ability to provide high quality SmarTalk services at prices generally competitive with, or lower than, those charged by its competitors. Certain of the Company's competitors dominate the telecommunications industry and have the financial resources to enable them to withstand substantial price competition, which is expected to increase significantly, and there can be no assurance that the Company will be able to compete successfully in the future. Moreover, there can be no assurance that certain of the Company's competitors will not be better situated to negotiate contracts with suppliers of telecommunications services which are more favorable than contracts negotiated by the Company. In addition, there can be no assurance that competition from existing or new competitors or a decrease in the rates charged for communications services by the major long distance carriers or other competitors would not have a Material Adverse Effect.

  The Company attempts to differentiate itself from its competitors by offering an integrated bundle of communications services through advanced telecommunications hardware and proprietary software and distributing these services primarily through retail channels, as well as a growing number of additional distribution channels. The Company believes that its principal competitive advantages are its (i) well-established presence among major national and regional retailers, (ii) advanced telecommunications infrastructure including the SmarTalk Platforms and proprietary SmarTrac System, and (iii) management team, which has extensive marketing and merchandising expertise. The Company believes that the principal competitive factors affecting the market for telecommunications services are price, quality of service, reliability of service, degree of service integration, ease of use, service features and name recognition. The Company believes that it competes effectively in these areas.

  Recent changes in the regulation of the telecommunications industry may impact the Company's competitive position. The Telecommunications Act has effectively opened the long distance market to competition from the RBOCs. The entry of these well-capitalized and well-known entities into the long distance market will likely increase competition for long distance customers. The Telecommunications Act also grants the FCC the authority to deregulate other aspects of the telecommunications industry, which in the future may, if authorized by the FCC, facilitate the offering of telecommunications services by regulated entities, including the RBOCs, in competition with the Company.

GOVERNMENT REGULATION

  The terms and conditions under which the Company provides its services are subject to regulation by the state and federal governments of the U.S. Various international authorities may also seek to regulate the services provided or to be provided by the Company. Federal laws and FCC regulations apply to interstate telecommunications, while state regulatory authorities have jurisdiction over telecommunications that originate and terminate within the same state.

  Federal. On February 8, 1996, President Clinton signed into law the Telecommunications Act which will allow local exchange carriers, including the RBOCs, to provide inter-LATA long distance telephone service and which also grants the FCC the authority to deregulate other aspects of the telecommunications industry. The new legislation may result in increased competition in the industry, including from the RBOCs, in the future. See "'--
 Competition." The Company is classified by the FCC as a non-dominant carrier. The FCC has jurisdiction to act upon complaints against any common carrier for failure to comply with its statutory obligations. The FCC also has the authority to impose more stringent regulatory requirements on the Company and to change its regulatory classification. The Company has applied for and received all necessary authority from the FCC to provide domestic interstate and international telecommunications service. The Company has been granted authority by the FCC to provide international telecommunications services through the resale of switched services of U.S. facilities-based carriers. The FCC reserves the right to condition, modify or revoke such international authority for violations of the Federal Communications Act or its rules.

  Both domestic and international non-dominant carriers currently must maintain tariffs on file with the FCC. Although the tariffs of non-dominant carriers, and the rates and charges they specify, are subject to FCC review, they are presumed to be lawful and are seldom contested. Prior to a recent court decision, domestic non-dominant carriers were permitted by the FCC to file tariffs with a "reasonable range of rates" instead of the detailed schedules of individual charges required of dominant carriers. In reliance on the FCC's past practice of allowing relaxed tariff filing requirements for non-dominant domestic carriers, the Company filed reasonable range of rates schedules in its FCC tariff. As an international non-dominant carrier, the Company will be required to include detailed rate schedules in its international tariffs. Resale carriers are also subject to a variety of miscellaneous regulations that, for instance, govern the documentation and verifications necessary to change a consumer's long distance carriers, limit the use of "800" numbers for pay-per-call services, require disclosure of operator services and restrict interlocking directors and management.

  On March 21, 1996, the FCC initiated a rulemaking proceeding in which it proposed to eliminate the requirement that non-dominant interstate carriers such as the Company maintain tariffs on file with the FCC for domestic interstate services. The FCC's proposed rules are pursuant to authority granted to the FCC in the Telecommunications Act to "forbear" from regulating any telecommunications service provider if the FCC determines that the public interest will be served. The FCC also requested public comment on whether any other regulations currently imposed on non-dominant carriers should be eliminated pursuant to the FCC's "forbearance" authority. It is not known when the FCC will take final action on this proposal.

  The FCC recently adopted a regulation which requires facilities-based carriers such as AT&T and MCI to compensate payphone providers for each 800 number call placed. The regulation allows facilities-based carriers to seek to recover these charges from their customers, including through future contractual provisions with customers such as the Company.

  State. The intrastate long distance telecommunications operations of SmarTalk are subject to various state laws and regulations, including prior certification, notification and/or registration requirements. In certain states, prior regulatory approval may be required for changes in control of telecommunications operations. The Company is currently subject to varying levels of regulation in the states in which it provides card services (which are generally considered "1+" services by the states). The vast majority of states require SmarTalk to apply for certification to provide telecommunications services, or at least to register or to be found exempt from regulation, before commencing intrastate service. The vast majority of the states require SmarTalk to file and maintain detailed tariffs listing rates for intrastate service. Many states also impose various reporting requirements and/or require prior approval for transfers of control of certified carriers and assignments of carrier assets, including customer bases, carrier stock offerings and incurrence by carriers of significant debt obligations. Certificates of authority can generally be conditioned, modified, canceled, terminated or revoked by state regulatory authorities for failure to comply with state law and/or the rules, regulations and policies of the state regulatory authorities. Fines and other penalties, including, for example, the return of all monies received for intrastate traffic from residents of a state, may be imposed for such violations.

  SmarTalk has made the filings and taken the actions it believes are necessary to become certified or tariffed to provide intrastate card services to customers throughout the U.S. The Company is certified to do business as a foreign corporation in the 49 states outside of its state of incorporation, and has received authorization to provide intrastate telecommunications services in all states where certification is required. There can be no assurance that the Company's provision of services in states where it is not licensed or tariffed to provide such services will not have a Material Adverse Effect. See "Risk Factors -- Regulation."

EMPLOYEES

  As of October 1, 1996, the Company employed 39 persons on a full-time basis. None of the Company's employees are members of a labor union or are covered by a collective bargaining agreement. The Company believes that its relations with its employees are good. The Company believes that its future success will depend on its ability to attract and retain highly skilled and qualified employees to meet management and other requirements from time to time.

FACILITIES

  SmarTalk's principal executive offices are located in approximately 8,524 square feet of office space in Los Angeles, California under a lease expiring January 10, 2002. SmarTalk also subleases from Pacific Bell Information Services space to house the VoiceChoice Platform located in San Francisco. The Company is currently engaged in negotiations to have the lease assigned to it by Pacific Bell. In addition, the Company has commenced negotiations with the landlord of the space to enter into a lease to replace the Company's arrangements with Pacific Bell. The Company believes that other space is available at a comparable monthly rent if its negotiations are unsuccessful. The Company believes its facilities are suitable for the Company's current needs.

LEGAL PROCEEDINGS

  The Company is not aware of any pending legal proceedings against the Company which, individually or in the aggregate, the Company expects to have a Material Adverse Effect. The Company is, from time to time, involved in regulatory proceedings before various public utilities commissions, as well as before the FCC. See also "Risk Factors -- Limited Protection of Proprietary Rights; Risk of Infringement."

                               PLAN OF OPERATION

  SmarTalk intends to devote a majority of its efforts toward retail distribution, expanding the number of retailers at which the SmarTalk Card is sold, increasing the number of stores among retailers selling the SmarTalk Card and adding points of sale at which customers can purchase the SmarTalk Card within each store. In the next 12 months the Company expects to increase its staff by adding employees to help manage the planned growth of the Company. SmarTalk intends to develop an Internet home page and produce television advertising in an effort to pursue additional direct response opportunities. The Company plans to expand its sales force to include representatives to focus on businesses. As part of its efforts to attract businesses, SmarTalk plans to introduce voice mail, fax mail, conference calling and international calling services by the end of 1997. The Company anticipates that it will spend approximately $5 to $10 million to increase capacity of the SmarTalk Platforms required to handle anticipated usage volume and to provide enhanced features.

                                  MANAGEMENT

OFFICERS AND DIRECTORS

  The executive and certain other key officers and directors of the Company and their ages as of October 1, 1996 are as follows:

                    NAME                     AGE           POSITION
                    ----                     ---           --------
 Robert H. Lorsch(1)........................  46 Chairman of the Board of
                                                 Directors, President and
                                                 Chief Executive Officer
 Richard M. Teich...........................  43 Executive Vice President
 Glen Andrew Folck..........................  32 Chief Financial Officer and
                                                 Vice President,
                                                 Finance/Operations
 William H. Mackall.........................  64 Vice President, Sales and
                                                 Marketing
 Ahmed O. Alfi(2)...........................  40 Director
 Fred F. Fielding...........................  57 Director
 Jeffrey I. Scheinrock......................  45 Director
 Lloyd S. Zeiderman(3)......................  60 Director

--------
(1) Mr. Lorsch serves as a director of the Company pursuant to his own designation under the Shareholders Agreement dated as of December 28, 1995 among the Company, Robert H. Lorsch and SmarTalk Partners (the "Shareholders Agreement"). The Shareholders Agreement shall terminate upon the consummation of the Offering.
(2) Mr. Alfi serves as a director of the Company pursuant to SmarTalk Partners' designation under the Shareholders Agreement. The Shareholders Agreement shall terminate upon consummation of the Offering.
(3) Mr. Zeiderman serves as a director of the Company pursuant to the designation of a voting trust set forth in the Shareholders Agreement. The Shareholders Agreement shall terminate upon consummation of the Offering.

  Robert H. Lorsch co-founded the Company and has served as Chairman of the Board of Directors, President and Chief Executive Officer of the Company since its inception in October 1994. Prior to forming the Company, Mr. Lorsch served as President of LCN, a full service advertising and sales promotion agency formed by Mr. Lorsch in 1986 which specialized in interactive marketing on behalf of corporate clients. On December 28, 1995, the Company purchased certain of the assets of LCN. See "Certain Transactions."

  Richard M. Teich co-founded the Company and has served as the Company's Executive Vice President since January 1, 1996. From 1993 through 1995, Mr. Teich designed, developed and implemented various advertising and teleservices programs, including the implementation of interactive telephone sampling and promotion programs for consumer products companies, while serving as a consultant to LCN. From 1991 through 1992, Mr. Teich served as Vice President of LCN.

  Glen Andrew Folck has been the Company's Chief Financial Officer and Vice President, Finance/Operations since January 15, 1996. From December 1993, until joining the Company, Mr. Folck served as Director of Strategic Planning for Harvard Industries, Inc., an automotive components manufacturer. From March 1992 through December 1993, he was Manager, Corporate Accounting and Financial Reporting, for Sonoco Products Company, a paper packaging manufacturer. He served as Manager, Branch Accounting, for Premark International, Inc., a diversified products manufacturer, from May 1990 through March 1992.

  William H. Mackall has served as the Company's Vice President, Sales and Marketing since June 1, 1996. Prior to joining the Company, from 1994 through May 1996, Mr. Mackall was a private marketing and sales promotion consultant. From 1991 through 1994, he co-founded and served as President of William Mackall & Associates, a full service sales promotion agency.

  Ahmed O. Alfi has been a director of the Company since 1996. Mr. Alfi has served as the Chairman of the Board of Directors and Chief Executive Officer of Alfigen, Inc., a prenatal diagnostic company, since January 1992. He also co-manages Delphi Investments, Ltd., an investment management company which he founded in 1987. Mr. Alfi currently serves as a director of Creative Computers, Inc., a direct marketer of computer products. He is a member of SmarTalk Partners. See "Principal and Selling Shareholders."

  Fred F. Fielding has served as a director of the Company since 1996. Mr. Fielding has been a Senior Partner with Wiley, Rein & Fielding in Washington D.C. since 1986. From January 1981 to April 1986, Mr. Fielding was counsel to the President of the United States. Currently, Mr. Fielding serves as a director for USAir Shuttle, Inc.

  Jeffrey I. Scheinrock has served as a director of the Company since 1996. From March 1989 until June 1996, Mr. Scheinrock was the Vice Chairman of Finance and Strategic Planning for Packard Bell Electronics Inc. As of July 1996, Mr. Scheinrock is the Vice Chairman of Kistler Aerospace.

  Lloyd S. Zeiderman has served as a director of the Company since 1995. Since 1991, Mr. Zeiderman has managed New Vest Capital Corporation, a mortgage portfolio firm, Nelson Equities, Inc., a real estate acquisitions and management firm, and HCS Specialized Training Centers, LLC, a computer training center. Additionally, he has managed three business management firms, Zeiderman Management Corporation, Zeiderman, Friedman & LaRosa, Inc., and ZFL Management, Inc.

BOARD OF DIRECTORS AND COMMITTEES

  All directors hold office until the next annual meeting of the shareholders or until their successors have been elected, subject to a director's earlier death, resignation, retirement, disqualification or removal. There are no family relationships between any of the directors or the executive officers of the Company.

  The Company's board of directors has established Audit and Compensation Committees. The Audit Committee is responsible for reviewing and making recommendations regarding the appointment of the Company's independent auditors, the annual audit of the Company's financial statements and the Company's internal accounting practices and policies. The current members of the Audit Committee are Messrs. Alfi, Scheinrock and Zeiderman. The Compensation Committee is responsible for making recommendations to the board of directors regarding compensation arrangements for key employees and key consultants of the Company and for administering the Company's stock option plans. The current members of the Compensation Committee are Messrs. Fielding, Scheinrock and Zeiderman.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  Prior to July 1996, there was no Compensation Committee, and the entire board of directors participated in deliberations regarding executive officer compensation. During the fiscal year ended December 31, 1995, Mr. Lorsch was an executive officer of the Company. During such period, no member of the board of directors served as a director or a member of the Compensation Committee of any other company of which any executive officer served as a member of the board of directors.

  Mr. Lorsch, the Company's Chairman of the Board, President and Chief Executive Officer, is the sole shareholder of LCN, which was a marketing and consulting firm. SmarTalk was formed in October 1994 and had no employees until September 1995. From October 1994 through December 1995 LCN provided the Company with consulting and operational assistance. All of the services of Mr. Lorsch and certain of the services of Mr. Teich (the Company's present Executive Vice President) were provided to SmarTalk through LCN and SmarTalk was billed on an hourly basis for their services. In addition, LCN provided SmarTalk with assistance with product, platform, billing and software development. For a limited period through the end of 1995, SmarTalk employees were covered under LCN's benefit programs. The total amount paid by SmarTalk to LCN for all these services was approximately $25,000 in 1994 and $415,000 in 1995.

  In January 1996 the Company assumed a lease from LCN of office space owned by Mr. Lorsch. Under this lease the Company paid rent to LCN totalling $11,226 in 1996. The Company no longer utilizes such space and the lease has been terminated. The Company has paid $5,000 of a $10,000 lease cancellation fee to LCN.

  From February 17, 1995 to November 30, 1995, Mr. Lorsch advanced funds, from time to time, to the Company. At no time during this period did the amount owed by the Company to Mr. Lorsch exceed $42,200. These loans were repaid in full by November 30, 1995. In addition, Mr. Lorsch was loaned $4,500 by the Company in October 1994, which amount was repaid by the end of 1994.

  On December 28, 1995, pursuant to a Loan and Investment Agreement among SmarTalk Partners, the Company and Robert H. Lorsch, SmarTalk Partners agreed to loan the Company $1,200,000, provide the Company with a $500,000 line of credit and purchase shares of Common Stock of the Company representing 30% of the outstanding shares for a purchase price of $300,000. The number of shares purchased was 2,647,449, as adjusted for subsequent stock splits, and the purchase price was determined on the basis of arms' length negotiations. This loan, evidenced by a promissory note and secured by substantially all of the assets of the Company, bears interest at 7% per annum. Interest only is payable on the last day of the month through December 31, 1996 and thereafter principal and interest shall be payable in equal fully amortizable monthly installments until July 31, 2000, when all amounts are due and payable. The line of credit, also evidenced by a promissory note and secured by substantially all of the assets of the Company, bears interest at a floating rate equal to prime rate plus 2%, payable monthly in arrears. All amounts become due and payable in full on January 31, 1998. SmarTalk Partners is a significant shareholder of the Company. Mr. Alfi, a director of the Company, is a member of SmarTalk Partners. The Company intends to repay the loan and the line of credit with the proceeds from the Offering. See "Principal and Selling Shareholders" and "Use of Proceeds."

  SmarTalk purchased certain of the office furniture and equipment fixed assets of LCN (the "LCN Assets") pursuant to an agreement dated December 28, 1995 between SmarTalk and LCN. The purchase was consummated in January 1996 for $500,000 cash plus a $2,000,000 principal amount subordinated promissory note which bears interest at 7% per annum, payable $35,000 a month beginning August 31, 1996, with all amounts due and payable in full on June 30, 2000. The LCN Assets were originally purchased by LCN for approximately $106,000 and had a net book value of approximately $36,000 at the time of their purchase by the Company. The substantial excess in the cost to the Company over the net book value to LCN of the LCN Assets (which excess was approximately $2.46 million) was recorded as a charge to the Company's accumulated deficit in a manner similar to a capital distribution. See Note 6 to the Notes to Financial Statements. At the time of the purchase of the LCN Assets, Mr. Lorsch was the sole shareholder of LCN and the Chairman of the Board, President and Chief Executive Officer and majority shareholder of the Company. The Company did not seek nor obtain a fairness opinion from an independent financial advisor with respect to its purchase of the LCN Assets, but rather agreed upon the purchase price thereof following negotiations with SmarTalk Partners, which was then contemplating an investment in the Company. In addition, the shareholders of the Company unanimously consented to the transaction. The Company intends to repay the promissory note with the proceeds from the Offering. LCN is party to a subordination agreement with the Company and SmarTalk Partners pursuant to which LCN has agreed that no payments shall be made under the promissory note unless all amounts under the $250,000 SmarTalk Partners loan (referred to below) have been repaid in full. LCN received a security interest in substantially all assets of the Company for agreeing to subordinate its promissory note. See "Use of Proceeds" and "Certain Transactions."

  On August 9, 1996, the Company entered into a loan agreement with SmarTalk Partners pursuant to which the Company obtained a loan of $250,000. This loan is collateralized by substantially all of the assets of the Company and accrues interest at the prime rate. Interest on the loan is due the last day of each month, commencing August 31, 1996, with the loan maturing on January 31, 1997. Payments of principal and interest on the $1,200,000 loan, the line of credit, and the $2,000,000 term note are subordinated to, and may not be made prior to the repayment of, the $250,000 term loan. The Company intends to repay the $250,000 term loan with the proceeds from the Offering. See "Use of Proceeds," "Certain Transactions" and "Principal and Selling Shareholders."

  The Company has agreed to pay certain expenses of the Selling Shareholders, including Mr. Lorsch and Mr. Zeiderman, a director of the Company, in connection with this Offering. See "Principal and Selling Shareholders" and "Underwriting."

DIRECTORS' COMPENSATION

  All non-employee directors receive a directors fee of either $1,000 for each board or committee meeting attended in person or $500 for each telephonic meeting thereof. Non-employee directors are reimbursed for reasonable out-of-pocket expenses incurred in connection with their attendance at board and committee meetings. In addition, options to purchase 28,240 shares of Common Stock for $3.56 per share were granted to each of Fred F. Fielding and Jeffrey
I. Scheinrock on June 11, 1996 pursuant to the Non-Qualified Plan (as defined below). See "-- Stock Option Plans." With respect to the options granted to each of Messrs. Fielding and Scheinrock, options to purchase 9,413 shares of Common Stock will vest on June 11, 1997, options to purchase 9,413 shares of Common Stock will vest on June 11, 1998 and options to purchase 9,414 shares of Common Stock will vest on June 11, 1999. For the year ended December 31, 1995, Mr. Lorsch received directors' fees aggregating $5,500 for attending eleven meetings of the board of directors.

EXECUTIVE COMPENSATION

  The following table sets forth certain information concerning compensation earned for services rendered in all capacities to the Company by the Company's Chairman of the Board, President and Chief Executive Officer (the "named executive officer"). No other officer of the Company had a total annual salary and bonus which exceeded $100,000 during the year ended December 31, 1995.

                          SUMMARY COMPENSATION TABLE

                NAME                                       SALARY
                ----                                       -------
           Robert H. Lorsch............................... $73,750

  This amount represents compensation for the final three months of 1995, the payment of which was deferred until the first quarter of 1996. In addition, Mr. Lorsch's services were provided to SmarTalk by LCN from October 1994 through September 1995, and thereafter certain of Mr. Lorsch's services were provided by LCN through the end of the year. SmarTalk paid LCN certain amounts including consulting fees for Mr. Lorsch's services. See "-- Directors' Compensation" and "Certain Transactions."

EMPLOYMENT AGREEMENTS

  The Company has entered into an employment agreement (the "Lorsch Employment Agreement") with Robert H. Lorsch to serve as the President and Chief Executive Officer. The Lorsch Employment Agreement provides for an initial term of three years commencing on the date of the closing of the

Offering and contains a two year "evergreen" provision pursuant to which the employment period will automatically be extended for consecutive periods of two years unless the Company gives Mr. Lorsch written notice, no later than one year prior to the expiration of the then applicable employment period, that employment will terminate upon the expiration of that period.

  Under the Lorsch Employment Agreement, Mr. Lorsch is entitled to an annual base salary of $345,000 for each calendar year of the agreement and is to receive a bonus based on the Company's operating results in the discretion of the Compensation Committee. Pursuant to the Lorsch Employment Agreement, the Company will provide Mr. Lorsch with certain other benefits, including life and disability insurance, an automobile allowance and reimbursement for ordinary business expenses. Mr. Lorsch is entitled to participate in benefits available to employees and executive officers of the Company. Under the terms of the Lorsch Employment Agreement, Mr. Lorsch has agreed not to compete with the Company nor solicit SmarTalk employees on behalf of another person, firm or entity in competition with the Company, during the term of his employment and for one year after the effective date of termination.

  If Mr. Lorsch's employment is terminated by the Company following a "change in control" or "without cause" or by Mr. Lorsch for "good reason" (as such terms are defined in the Lorsch Employment Agreement), Mr. Lorsch is entitled to receive a payment equal to the then effective base salary for the longer of
(a) the remainder of the term of the Lorsch Employment Agreement and (b) 24 months (the "Lorsch Severance Period"), and the Company shall continue to maintain Mr. Lorsch's benefits during the Lorsch Severance Period until comparable benefits are obtained from another employer. In addition, Mr. Lorsch's employment may be terminated by the Company "for cause" (as defined in the Lorsch Employment Agreement), in which case Mr. Lorsch would not be entitled to any further payments under the Lorsch Employment Agreement other than amounts already earned.

  The Company has entered into an employment agreement (the "Teich Employment Agreement") with Richard M. Teich to serve as the Executive Vice President. The Teich Employment Agreement provides for an initial term of two years commencing on the date of the closing of the Offering and contains a one year "evergreen" provision pursuant to which the employment period will be automatically extended for consecutive periods of one year unless the Company gives Mr. Teich written notice, no later than three months prior to the expiration of the then applicable employment period, that employment will terminate upon the expiration of that period.

  Under the Teich Employment Agreement, Mr. Teich is entitled to an annual base salary of $185,000 for each calendar year of the agreement and is to receive a bonus based on the Company's operating results in the discretion of the Compensation Committee. Pursuant to the Teich Employment Agreement, the Company will provide Mr. Teich with certain other benefits, including life and disability insurance, an automobile allowance and reimbursement for ordinary business expenses. Mr. Teich is entitled to participate in benefits available to employees and executive officers of the Company. Under the terms of the Teich Employment Agreement, Mr. Teich has agreed not to compete with the Company nor solicit SmarTalk employees on behalf of another person, firm or entity in competition with the Company during the term of his employment and for one year after the effective date of termination.

  If Mr. Teich's employment is terminated by the Company following a "change in control" or "without cause" or by Mr. Teich for "good reason" (as such terms are defined in the Teich Employment Agreement), Mr. Teich is entitled to receive a payment equal to the then effective base salary for the longer of
(a) the remainder of the term of the Teich Employment Agreement and (b) 24 months (the "Teich Severance Period"), and the Company shall continue to maintain Mr. Teich's benefits during the Teich Severance Period until comparable benefits are obtained from another employer. In addition,

Mr. Teich's employment may be terminated by the Company "for cause" (as defined in the Teich Employment Agreement), in which case Mr. Teich would not be entitled to any further payments under the Teich Employment Agreement other than amounts already earned.

STOCK OPTION PLANS

  1996 NONQUALIFIED STOCK OPTION PLAN. In March 1996, the board of directors adopted the Company's 1996 Nonqualified Stock Option Plan (the "Nonqualified Plan"). The Nonqualified Plan provides for the granting of nonstatutory stock options to employees, officers, directors, consultants, advisors or agents of the Company. Pursuant to the Nonqualified Plan, an amount equal to (a) the lesser of (i) 7,087,991 shares of Common Stock and (ii) the number of shares of Common Stock equal to 9% of the then total issued and outstanding shares of Common Stock minus (b) the number of shares of Common Stock issued or issuable pursuant to options exercised or outstanding under the 1996 Plan (referred to below) are reserved for issuance upon the exercise of options granted under the Nonqualified Plan. The board of directors may amend, suspend or terminate the Nonqualified Plan at any time. Upon completion of the Offering, however, any amendment which would materially (1) increase the benefits accruing to participants under the Nonqualified Plan, (2) increase the number of shares which may be issued under the Nonqualified Plan, or (3) modify the requirements for eligibility for participation in the Nonqualified Plan, must be approved by the Company's shareholders. The number of shares available for issuance under the Nonqualified Plan and the exercise price of options granted may be adjusted to reflect certain corporate reorganizations and recapitalizations in order to prevent an inequitable dilution or enlargement of the rights of the participants in the Nonqualified Plan. The Nonqualified Plan automatically terminates in March 2006 unless terminated earlier by the board of directors. It is anticipated that the Nonqualified Plan will be terminated upon consummation of the Offering.

  The Nonqualified Plan is administered by the Compensation Committee. Subject to the conditions of the Nonqualified Plan, the Compensation Committee, in its discretion, selects the recipient of each option grant and the number of shares of Common Stock each such option represents, as well as the terms and conditions of each grant, including the vesting schedule, the exercise price, the expiration or termination and the transferability of the options granted. As of October 23, 1996, options to purchase 508,514 shares of Common Stock had been granted. Of such amount, since January 1, 1996, options to purchase an aggregate of 103,031 shares were granted under the Nonqualified Plan to officers and directors at exercise prices ranging from $1.77 per share to $4.44 per share. The Company anticipates that it will not issue any additional options under the Nonqualified Plan.

  1996 STOCK INCENTIVE PLAN. In August 1996, the board of directors adopted and the shareholders of the Company approved the 1996 Stock Incentive Plan (the "1996 Plan" and together with the Nonqualified Plan, the "Stock Option Plans"). The 1996 Plan permits the Compensation Committee of the board of directors to make awards to directors, employees, advisors and consultants of the Company and its subsidiaries. The 1996 Plan provides for the grant of stock options, including both incentive stock options and nonqualified options, as well as stock appreciation rights, restricted stock, performance shares and phantom stock, as described below. All awards under the 1996 Plan are nontransferable by the participant, except upon the participant's death in accordance with his will or applicable law. As of October 23, 1996, options to purchase 2,000 shares of Common Stock had been granted. The total number of shares of Common Stock or units or other rights that may be subject to options and other types of awards granted in the future under the 1996 Plan to officers, employees, advisors and consultants of the Company is not determinable at this time.

  Stock Options. The 1996 Plan authorizes the grant of nonqualified stock options to employees, consultants and advisors of the Company and its subsidiaries. Incentive stock options may only be granted to employees of the Company and its subsidiaries. The exercise price of a nonqualified stock option may be determined by the Compensation Committee in its discretion. The exercise price of an incentive stock option may not be less than the fair market value of the Common Stock on the date of grant. The value of Common Stock (determined at the time of grant) that may be subject to incentive stock options that become exercisable by any one employee in any one year is limited by the Internal Revenue Code of 1986, as amended, to $100,000. The maximum term of stock options granted under the 1996 Plan is 10 years from the date of grant. The Compensation Committee shall determine the extent to which an option shall become and/or remain exercisable in the event of the termination of employment or service of a participant under certain circumstances, including retirement, death or disability, subject to certain limitations for incentive stock options. Under the 1996 Plan, the exercise price of an option is payable by the participant in cash or, in the discretion of the Compensation Committee, in Common Stock or a combination of cash and Common Stock.

  Stock Appreciation Rights. A stock appreciation right may be granted in connection with an option, either at the time of grant or at any time thereafter during the term of the option. A stock appreciation right granted in connection with an option entitles the holder, upon exercise, to surrender the related option and receive a payment based on the difference between the exercise price of the related option and the fair market value of the Company's Common Stock on the date of exercise. A stock appreciation right granted in connection with an option is exercisable only at such time or times as the related option is exercisable and expires no later than the related option expires. A stock appreciation right also may be granted without relationship to an option and will be exercisable as determined by the Compensation Committee, but in no event after 10 years from the date of grant. A stock appreciation right granted without relationship to an option entitles the holder, upon exercise, to a payment based on the difference between the base price assigned to the stock appreciation right by the Compensation Committee on the date of grant and the fair market value of the Company's Common Stock on the date of exercise. Payment to the holder in connection with the exercise of a stock appreciation right may be in cash or shares of Common Stock or in a combination of cash and Common Stock.

  Restricted Stock Awards. The Compensation Committee may award shares of Common Stock to participants under the 1996 Plan, subject to such restrictions on transfer and conditions of forfeiture as it deems appropriate. Such conditions may include requirements as to the continued service of the participant with the Company, the attainment of specified performance goals or any other conditions determined by the Compensation Committee. Subject to the transfer restrictions and forfeiture restrictions relating to the restricted stock award, the participant will otherwise have the rights of a shareholder of the Company, including all voting and dividend rights, during the period of restriction.

  Performance Awards. The Compensation Committee may grant performance awards denominated in specified dollar units ("Performance Units") or in shares of Common Stock. Performance awards are payable upon the achievement of performance goals established by the Compensation Committee at the beginning of the performance period, which may not exceed ten years from the date of grant. At the time of grant, the Compensation Committee establishes the number of units or shares, the duration of the performance period, the applicable performance goals and, in the case of Performance Units, the potential payment or range of payments for the performance awards. At the end of the performance period, the Compensation Committee determines the payment to be made based on the extent to which the performance goals have been achieved. The Compensation Committee may consider significant unforeseen events during the performance period when making the final award. Payments may be made in cash or shares of Common Stock or in a combination of cash and shares.

  Phantom Stock. An award of phantom stock gives the participant the right to receive cash at the end of a fixed vesting period based on the value of a share of Common Stock at that time. Phantom stock units are subject to such restrictions and conditions to payment as the Compensation Committee determines are appropriate. At the time of grant, the Compensation Committee determines, in its sole discretion, the number of units and the vesting period of the units, and it may also set a maximum value of a unit. If the participant remains employed by the Company throughout the applicable vesting period, he is entitled to receive payment of a cash amount for each phantom stock unit equal in value to the fair market value of one share of Common Stock on the last day of the vesting period, subject to any maximum value limitation.

  Administration. The 1996 Plan shall be administered by the Compensation Committee of the board of directors, or such other Compensation Committee as may be appointed by the board. Subject to the limitations set forth in the 1996 Plan, the Compensation Committee has the authority to determine the persons to whom awards will be granted, the time at which awards will be granted, the number of shares, units or other rights subject to each award, the exercise, base or purchase price of an award (if any), the time or times at which the award will become vested, exercisable or payable and the duration of the award. The Compensation Committee may provide for the acceleration of the vesting or exercise period of an award at any time prior to its termination or upon the occurrence of specified events. With the consent of the affected participant, the Compensation Committee has the authority to cancel and replace awards previously granted with new options for the same or a different number of shares and having a higher or lower exercise or base price, and may amend the terms of any outstanding awards to provide for an exercise or base price that is higher or lower than the current exercise or base price.

  Reservation of Shares. The Company has authorized and reserved a number of shares of Common Stock for issuance under the 1996 Plan equal to (a) the lesser of (i) 7,087,991 shares of Common Stock and (ii) the number of shares of Common Stock equal to 9% of the then total issued and outstanding shares of Common Stock minus (b) the number of shares of Common Stock issued or issuable pursuant to options exercised or outstanding under the Nonqualified Plan. If any shares of Common Stock that are the subject of an award are not issued or transferred and cease to be issuable or transferable for any reason, such shares will no longer be charged against such maximum share limitation and may again be made subject to awards under the 1996 Plan. In the event of certain corporate reorganizations, recapitalizations, or other specified corporate transactions affecting the Company or the Common Stock, proportionate adjustments may be made to the number of shares available for grant and to the number of shares and prices under outstanding awards made before the event.

  Term and Amendment. The 1996 Plan has a term of 10 years, subject to earlier termination or amendment by the board of directors. All awards granted under the 1996 Plan prior to its termination remain outstanding until exercised, paid or terminated in accordance with their terms. The board of directors may amend the 1996 Plan at any time, except that shareholder approval is required for certain amendments to the extent necessary for purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act.")

  Tax Consequences. The following is a general description of the current federal income tax consequences to participants and the Company relating to options and other awards that may be granted under the 1996 Plan. This discussion does not purport to cover all tax consequences relating to options or other awards.

  The grant of a stock option under the 1996 Plan will not generally result in taxable income for the participant, nor in a deductible compensation expense for the Company, at the time of grant. The participant will have no taxable income upon exercising an incentive stock option (except that the alternative minimum tax may apply), and the Company will receive no deduction when an incentive stock option is exercised. Upon exercising a nonqualified option, the participant will recognize ordinary income in the amount by which the fair market value of the Common Stock on the date of exercise exceeds the exercise price, and the Company will generally be entitled to a corresponding deduction. The treatment of a participant's disposition of shares of Common Stock acquired upon the exercise of an option is dependent upon the length of time the shares have been held and on whether such shares were acquired by exercising an incentive stock option or a nonqualified option. Generally, there will be no tax consequence to the Company in connection with the disposition of shares acquired under an option except that the Company may be entitled to a deduction in the case of a disposition of shares acquired upon exercise of an incentive stock option before the applicable incentive stock option holding period has been satisfied.

  The current federal income tax consequences of other awards authorized under the 1996 Plan generally follow certain basic patterns: stock appreciation rights are subjected to income tax upon exercise in substantially the same manner as nonqualified stock options; restricted stock subject to a substantial risk of forfeiture results in income recognition equal to the excess of the fair market value of the stock over the purchase price (if any) only at the time the restrictions lapse, unless the recipient elects to accelerate recognition as of the date of grant; performance awards and phantom stock generally are subject to tax at the time of payment. In each of the foregoing cases, the Company generally has a corresponding tax deduction at the time the participant recognizes taxable income.

                             CERTAIN TRANSACTIONS

  Mr. Lorsch, the Company's Chairman of the Board, President and Chief Executive Officer, is the sole shareholder of LCN, which was a marketing and consulting firm. SmarTalk was formed in October 1994 and had no employees until September 1995. From October 1994 through December 1995 LCN provided the Company with consulting and operational assistance. All of the services of Mr. Lorsch and certain of the services of Mr. Teich (the Company's present Executive Vice President) were provided to SmarTalk through LCN and SmarTalk was billed on an hourly basis for their services. In addition, LCN provided SmarTalk with assistance with product, platform, billing and software development. For a limited period through the end of 1995, SmarTalk employees were covered under LCN's benefit programs. The total amount paid by SmarTalk to LCN for all these services was approximately $25,000 in 1994 and $415,000 in 1995.

  In January 1996, the Company assumed a lease from LCN of office space owned by Mr. Lorsch. Under this lease the Company paid rent to LCN totalling $11,226 in 1996. The Company no longer utilizes such space and the lease has been terminated. The Company has paid $5,000 of a $10,000 lease cancellation fee to LCN.

  From February 17, 1995 to November 30, 1995, Mr. Lorsch advanced funds, from time to time, to the Company. At no time during this period did the amount owed by the Company to Mr. Lorsch exceed $42,200. These loans were repaid in full by November 30, 1995. In addition, Mr. Lorsch was loaned $4,500 by the Company in October 1994, which amount was repaid by the end of 1994.

   On December 28, 1995, pursuant to a Loan and Investment Agreement among SmarTalk Partners, the Company and Robert H. Lorsch, SmarTalk Partners agreed to loan the Company $1,200,000, provide the Company with a $500,000 line of credit and purchase shares of Common Stock of the Company representing 30% of the outstanding shares for a purchase price of $300,000. The number of shares purchased was 2,647,449, as adjusted for subsequent stock splits, and the purchase price was determined on the basis of arm's length negotiations. This loan, evidenced by a promissory note and secured by substantially all of the assets of the Company, bears interest at 7% per annum. Interest only is payable on the last day of the month through December 31, 1996 and thereafter principal and interest shall be payable in equal fully amortizable monthly installments until July 31, 2000, when all amounts are due and payable. The line of credit, also evidenced by a promissory note and secured by substantially all of the assets of the Company, bears interest at a floating rate equal to prime rate plus 2%, payable monthly in arrears. All amounts become due and payable in full on January 31, 1998. SmarTalk Partners is a significant shareholder of the Company. Mr. Alfi, a director of the Company, is a member of SmarTalk Partners. The Company intends to repay the loan and the line of credit with the proceeds from the Offering. See "Principal and Selling Shareholders," "Management -- Compensation Committee Interlocks and Insider Participation" and "Use of Proceeds."

  SmarTalk purchased the LCN Assets pursuant to an agreement dated December 28, 1995 between SmarTalk and LCN. The purchase was consummated in January 1996, for $500,000 cash plus a $2,000,000 principal amount subordinated promissory note which bears interest at 7% per annum, payable $35,000 a month, with all amounts due and payable in full on June 30, 2000. The LCN Assets were originally purchased by LCN for approximately $106,000 and had a net book value of approximately $36,000 at the time of their purchase by the Company. The substantial excess in the cost to the Company over the net book value to LCN of the LCN Assets (which excess was approximately $2.46 million) was recorded as a charge to the Company's accumulated deficit in a manner similar to a capital distribution. See Note 6 to the Notes to Financial Statements. At the time of the purchase of the LCN Assets, Mr. Lorsch was the sole shareholder of LCN and the Chairman of the Board, President and Chief Executive Officer and majority shareholder of the Company. The Company did not seek nor obtain a fairness opinion from an independent financial advisor with respect to its purchase of the LCN Assets, but rather agreed upon the purchase price thereof following negotiations with SmarTalk Partners, which was then contemplating an investment in the Company. In addition, the shareholders of the Company unanimously consented to the transaction. The Company intends to repay the promissory note with the proceeds from the Offering. LCN is party to a subordination agreement with the Company and SmarTalk Partners pursuant to which LCN has agreed that no payments shall be made under the promissory note unless all amounts under the $250,000 SmarTalk Partners loan (referred to below) have been repaid in full. LCN received a security interest in substantially all assets of the Company for agreeing to subordinate its promissory note. See "Use of Proceeds" and "Management -- Compensation Committee Interlocks and Insider Participation."

  On August 9, 1996, the Company entered into a loan agreement with SmarTalk Partners pursuant to which the Company obtained a loan of $250,000. This loan is collateralized by substantially all of the assets of the Company and accrues interest at the prime rate. Interest on the loan is due the last day of each month, commencing August 31, 1996, with the loan maturing on January 31, 1997. Payments of principal and interest on the $1,200,000 loan, the line of credit, and the $2,000,000 term note are subordinated to, and may not be made prior to the repayment of, the $250,000 term loan. The Company intends to repay the $250,000 term note with the proceeds from the Offering. See "Use of Proceeds," "Management -- Compensation Committee Interlocks and Insider Participation" and "Principal and Selling Shareholders."

  The Company has agreed to pay certain expenses of the Selling Shareholders, including Mr. Lorsch, Mr. Zeiderman, Mr. Folck, Mr. Teich and SmarTalk Partners, in connection with this Offering. See "Principal and Selling Shareholders" and "Underwriting."

                      PRINCIPAL AND SELLING SHAREHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of Common Stock as of October 1, 1996, the number of shares being offered hereby and the beneficial ownership of the Common Stock upon consummation of the Offering by: (i) the named executive officer, (ii) each person known to the Company to be the beneficial owner of more than 5% of the Common Stock, (iii) each director, (iv) all directors and executive officers of the Company as a group and (v) the Selling Shareholders. The following table assumes that the Underwriters' over-allotment option will be exercised in full.

                                                           SHARES BENEFICIALLY                SHARES BENEFICIALLY
                                                             OWNED PRIOR TO                       OWNED AFTER
                                                             OFFERING(1)(2)          NUMBER        OFFERING
                                                           ----------------------- OF SHARES  -----------------------
          NAME AND ADDRESS OF BENEFICIAL OWNER               NUMBER     PERCENT    OFFERED(3)   NUMBER     PERCENT
          ------------------------------------             ------------ ---------- ---------- ------------ ----------
Robert H. Lorsch(4)
   1640 South Sepulveda Boulevard, Suite 500
   Los Angeles, CA 90025.................................     5,868,515     66.5%   425,125      5,443,390     42.4%
SmarTalk Partners, LLC(5)(6)
   3 Civic Plaza, Suite 17D
   Newport Beach, CA 92660...............................     2,647,449     30.0%   380,000      2,267,449     17.7%
Ahmed O. Alfi(6).........................................           --        --        --         --           --
Fred F. Fielding(7)......................................           --        --        --         --           --
Jeffrey I. Scheinrock(8).................................           --        --        --         --           --
Lloyd S. Zeiderman(9)....................................       477,632      5.4%    20,250        457,382      3.6%
Bruce Bielinski(10)......................................       308,870      3.5%    20,250        288,620      2.2%
Glen Andrew Folck(11)....................................        14,120       *       4,625          9,495       *
Richard M. Teich(10).....................................       308,870      3.5%    20,250        288,620      2.2%
Bernard D. Walter(10)(12)................................       123,548      1.4%     4,625        118,923       *
All directors and executive officers as a group
 (8 persons)(4)(6)(7)(8)(9)(10)(11)(13)..................     6,191,505     70.0%   450,000      5,741,505     44.7%

-------
  * Less than one percent
 (1) In accordance with Rule 13d-3 under the Exchange Act, a person is deemed to be a "beneficial owner" of a security if he or she has or shares the power to vote or direct the voting of such security or the power to dispose or direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has the right to acquire beneficial ownership within 60 days. More than one person may be deemed to be a beneficial owner of the same securities.
 (2) This table is based upon information supplied by directors, executive officers and principal shareholders. Unless otherwise indicated in the footnotes to this table, each of the shareholders named in this table has sole voting and investment power with respect to the shares shown as beneficially owned.
 (3) The Selling Shareholders have granted the Underwriters an over-allotment option to purchase up to 630,000 shares of Common Stock. See "Underwriting." Of the 380,000 shares to be offered by SmarTalk Partners, 200,000 shares are to be offered as part of the Offering and up to an aggregate of 180,000 shares will be offered in the event the Underwriters' over-allotment option is exercised. If the Underwriters' over-allotment option is not exercised, then SmarTalk Partners would beneficially own 2,447,449 shares, representing 19.1% of the Common Stock after consummation of the Offering.
 (4) Includes 926,610 shares prior to the consummation of the Offering and 881,485 shares after the consummation of the Offering as to which Mr. Lorsch, pursuant to certain proxy agreements, has sole voting power, but not investment power. These proxy agreements expire on November 1, 1996. Includes 168,762 shares held by the 1996 JBL Trust, the beneficiary of which is Mr. Lorsch's son. Mr. Lorsch disclaims beneficial ownership of the shares.
 (5) Amre Youness may be deemed the beneficial owner of the shares owned by SmarTalk Partners by virtue of his status as its sole manager. His business address is c/o SmarTalk Partners, 3 Civic Plaza, Suite 17D, Newport Beach, CA 92660.
 (6) Mr. Alfi, a director of the Company, is a member of SmarTalk Partners. Mr. Alfi disclaims beneficial ownership of the shares owned by SmarTalk Partners.
 (7) Mr. Fielding was granted options to purchase 28,240 shares of Common Stock, at an exercise price of $3.56 per share, pursuant to the Nonqualified Plan. Such options will not vest within 60 days of this Offering. See "Management -- Directors' Compensation."
 (8) Mr. Scheinrock was granted options to purchase 28,240 shares of Common Stock, at an exercise price of $3.56 per share, pursuant to the Nonqualified Plan. Such options will not vest within 60 days of this Offering. See "Management -- Directors' Compensation."
 (9) Includes 168,762 shares held by the 1996 JBL Trust, of which Mr. Zeiderman is trustee. Accordingly, Mr. Zeiderman may be deemed to beneficially own such shares.
(10) Represents shares subject to proxy agreements which grant Mr. Lorsch sole voting power with respect to such shares. The proxy agreements expire November 1, 1996.
(11) Includes 9,495 shares of Common Stock that Mr. Folck has the right to purchase within 60 days of this Offering pursuant to options.
(12) Includes 92,660 shares held by Walter and Associates, of which Mr. Walter is a principal. Accordingly, Mr. Walter may be deemed to beneficially own such shares.
(13) Two of the Company's executive officers were granted options to purchase 11,251 and 14,120 shares of Common Stock, at exercise prices of $4.44 per share and $1.77 per share, respectively, pursuant to the Nonqualified Plan. Such options will not vest within 60 days of this Offering.

                         DESCRIPTION OF CAPITAL STOCK

GENERAL

  The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, no par value, and 10,000,000 shares of Preferred Stock, no par value. As of October 23, 1996, there were 8,829,459 shares of Common Stock issued and outstanding held by 12 shareholders of record and no shares of Preferred Stock issued and outstanding. As of October 23, 1996, there were 505,889 shares of Common Stock subject to stock options.

  The following statements are brief summaries of certain provisions with respect to the Company's capital stock contained in its Articles and Bylaws, copies of which have been filed as exhibits to the Registration Statement. The following is qualified in its entirety by reference thereto.

COMMON STOCK

  The holders of Common Stock are entitled to one vote per share on all matters to be voted on by shareholders and have cumulative voting rights with respect to the election of directors. Subject to the prior rights of holders of Preferred Stock, if any, the holders of Common Stock are entitled to receive such dividends, if any, as may be declared from time to time by the board of directors in its discretion from funds legally available therefor. Upon liquidation or dissolution of the Company, the remainder of the assets of the Company will be distributed ratably among the holders of Common Stock after payment of liabilities and the liquidation preferences of any outstanding shares of Preferred Stock. The Common Stock has no preemptive or other subscription rights and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. All of the outstanding shares of Common Stock are, and the shares to be sold in this Offering will be, fully paid and nonassessable.

PREFERRED STOCK

  The Company is authorized to issue 10,000,000 shares of undesignated Preferred Stock. The board of directors has the authority to issue the Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, preemption rights, terms of redemption, redemption prices, sinking fund provisions, liquidation preferences and the number of shares constituting a series or the designation of such series, without further vote or action by the shareholders. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the shareholders and may adversely effect the market price of, and the voting and other rights of, the holders of Common Stock. At present, the Company has no shares of Preferred Stock outstanding and has no plans to issue any shares of the Preferred Stock.

REGISTRATION RIGHTS

  SmarTalk Partners, the holder of 2,447,449 shares of Common Stock following the Offering (the "Registrable Shares"), is entitled to certain rights with respect to the registration of such shares of Common Stock under the Securities Act. If the Company proposes to register any of its securities under the Securities Act for its own account, the Company must notify SmarTalk Partners of the Company's intent to register such Common Stock and allow SmarTalk Partners an opportunity to include the Registerable Shares in the Company's registration. SmarTalk Partners also has the right, from and after such time as the Company has closed an initial public offering of its Common Stock, to require the Company to prepare and file a registration statement under the Securities Act pertaining to the Registerable Shares. The Company is required to use its best efforts to effect such registration so long as such request relates to Registrable Shares constituting 5% or more of the Company's issued and outstanding Common Stock. The Company need only cause one such registration to become effective during any one year period. These registration rights are subject to certain limitations and restrictions including the right of the underwriters of any offering of the Company's Common Stock to limit the number of Registerable Shares included in the registration. Generally, the Company is required to pay all registration expenses in connection with each registration of Registrable Shares pursuant to these registration rights. SmarTalk Partners has agreed that, in any registration in which it is participating effected pursuant to an underwritten public offering, it will not effect any public sale or distribution of any Registerable Shares or any other equity security of the Company within seven days prior to and for 120 days after the effective date of such registration. SmarTalk Partners has agreed to a limitation on its ability to sell or distribute shares of Common Stock and other securities for 180 days after the date of this Prospectus, without the prior written consent of Salomon Brothers Inc. See "Underwriting."

CERTAIN PROVISIONS OF THE COMPANY'S ARTICLES AND BYLAWS

  Certain provisions of the Company's Articles and Bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of the Common Stock. Certain of these provisions allow the Company to issue Preferred Stock without any vote or further action by the shareholders, to eliminate the right of shareholders to act by written consent without a meeting and to eliminate cumulative voting in the election of directors. The authorization of undesignated Preferred Stock makes it possible for the board of directors to issue Preferred Stock with voting or other rights or preferences that could impede the success of any attempt to change control of the Company. These provisions may also make it more difficult for shareholders to take certain corporate actions.

LIMITATION ON LIABILITY AND INDEMNIFICATION

  The Company has adopted provisions in its Articles that eliminate, to the fullest extent permissible under California law, the liability of its directors to the Company for monetary damages. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission. The Company's Bylaws provide that the Company shall indemnify its directors and officers to the fullest extent permitted by California law, including in circumstances in which indemnification is otherwise discretionary under California law. The Company has entered into indemnification agreements with its officers and directors containing provisions which may require the Company, among other things, to indemnify the officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

TRANSFER AGENT

  The transfer agent and registrar for the Company's Common Stock is U. S. Stock Transfer Corporation.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of this Offering, the Company will have 12,829,459 shares of Common Stock outstanding. Of these shares, the 4,200,000 shares sold in this Offering will be freely tradeable without restriction or further registration under the Securities Act, except for shares purchased by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act (which may generally be sold only in compliance with Rule 144).

  The remaining 8,629,459 shares are deemed "Restricted Shares" under Rule 144 in that they were originally issued and sold by the Company in private transactions in reliance upon exemptions from the registration provisions of the Securities Act. Upon the expiration of the 180-day lock-up agreements described below, none of the Restricted Shares will be eligible for sale pursuant to Rule 144 until the expiration of two years from the date such Restricted Shares were acquired.

  In addition to the Restricted Shares described in the preceding paragraph, the approximately 9,495 shares of Common Stock which may be acquired 180 days after the effective date of this Offering upon the exercise of currently outstanding stock options are subject to the 180-day lock-up agreements but may be eligible for resale following the expiration of the 180-day lock-up agreements (subject, in the case of affiliates, to certain limitations) pursuant to Rule 701 under the Securities Act. See "Management -- Stock Option Plans" and "Underwriting." Additional options will continue to vest and may be exercised and sold from time to time by option holders following the expiration of the 180-day lock-up agreements.

  The Company, its directors and officers and substantially all of the other shareholders of the Company, who upon completion of the Offering will own in the aggregate 8,629,459 shares of Common Stock, as well as the holder of currently outstanding options to purchase 9,495 additional shares of Common Stock, have entered into "lock-up" agreements with the Underwriters, providing that they will not offer, sell, loan, pledge, grant any option to purchase or otherwise dispose of any of their shares of Common Stock, or any securities exercisable for or convertible into shares of Common Stock or request the registration to any of the foregoing, for a period of 180 days after the date of this Prospectus without the prior written consent of Salomon Brothers Inc, except that the Company may issue and may grant options to purchase and register shares of Common Stock under the Stock Option Plans. See "Underwriting."

  In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including persons deemed to be affiliates, whose Restricted Shares have been fully paid for and held for at least two years from the date of issuance by the Company may sell such securities in brokers' transactions or directly to market makers, provided the number of shares sold in any three month period does not exceed the greater of (i) 1% of the then outstanding shares of the Common Stock (128,295 shares based on the number of shares to be outstanding after this Offering) or (ii) the average weekly trading volume in the public market during the four calendar weeks immediately preceding the filing of the seller's Form 144. Sales under Rule 144 are also subject to certain notice requirements and the availability of current public information concerning the Company. After three years have elapsed from the issuance of Restricted Shares by the Company, such shares generally may be sold without limitation by persons who have not been affiliates of the Company for at least three months. Rule 144 also provides that affiliates who are selling shares which are not Restricted Shares must nonetheless comply (with the exception of the holding period requirements) with the same restrictions applicable to Restricted Shares.

  In general, under Rule 701 as currently in effect, any employee, officer, director, consultant or advisor of the Company who purchased shares from the Company pursuant to a written compensatory benefit plan or written contract relating to compensation is eligible to resell such shares 90 days after the effective date of this Offering in reliance upon Rule 144, but without the requirement to comply with certain restrictions contained in such rule. Shares obtained pursuant to Rule 701 may be sold by non-affiliates without regard to the holding period, volume limitations, or information or notice requirements of Rule 144, and by affiliates without regard to the holding period requirements.

  The Company intends to file Form S-8 registration statements under the Securities Act to register all shares of Common Stock issuable under its Stock Option Plans, as well as certain of the shares of Common Stock previously issued under its Stock Option Plans. These registration statements are expected to be filed as soon as practicable after the date of this Prospectus and are expected to become effective immediately upon filing. Shares covered by these registration statements will be eligible for sale in the public market after the effective date of such registration statements subject to Rule 144 limitations applicable to affiliates of the Company. See
"Management -- Stock Option Plans."

  The Company has granted registration rights to certain of its shareholders. See "Description of Capital Stock -- Registration Rights."

  Prior to the Offering, there has been no public market for the Common Stock and it is impossible to predict with certainty the effect, if any, that market sales of shares or the availability of such shares for sale will have on the market price of the Common Stock. Nevertheless, sales of substantial amounts of Common Stock in the public market may have an adverse impact on such market price and could impair the Company's ability to raise capital through the sale of its equity securities.

                                 UNDERWRITING

  Subject to the terms and the conditions set forth in the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters named below (the "Underwriters"), for whom Salomon Brothers Inc ("Salomon"), CS First Boston Corporation and Donaldson, Lufkin & Jenrette Securities Corporation are acting as representatives (the "Representatives"), and each of the Underwriters has severally agreed to purchase from the Company, the respective number of shares of Common Stock set forth opposite its name below:

                                                                NUMBER OF SHARES
                            UNDERWRITERS                        TO BE PURCHASED
                            ------------                        ----------------
      Salomon Brothers Inc.....................................      790,000
      CS First Boston Corporation..............................      790,000
      Donaldson, Lufkin & Jenrette Securities Corporation......      790,000
      Bear, Stearns & Co. Inc. ................................       90,000
      Alex. Brown & Sons Incorporated..........................       90,000
      Dean Witter Reynolds Inc. ...............................       90,000
      Dillon, Read & Co. Inc. .................................       90,000
      A.G. Edwards & Sons, Inc.................................       90,000
      Lehman Brothers Inc......................................       90,000
      Merrill Lynch, Pierce, Fenner & Smith Incorporated.......       90,000
      Montgomery Securities....................................       90,000
      Oppenheimer & Co., Inc...................................       90,000
      PaineWebber Incorporated.................................       90,000
      Robertson, Stephens & Company............................       90,000
      J.C. Bradford & Co. .....................................       65,000
      EVEREN Securities, Inc...................................       65,000
      Fahnestock & Co. Inc.....................................       65,000
      Jefferies & Company, Inc.................................       65,000
      McDonald & Company Securities, Inc. .....................       65,000
      Raymond James & Associates, Inc. ........................       65,000
      The Robinson-Humphrey Company, Inc. .....................       65,000
      Sutro & Co. Incorporated.................................       65,000
      Advest, Inc. ............................................       40,000
      Crowell, Weedon & Co.....................................       40,000
      First Albany Corporation.................................       40,000
      Gerard Klauer Mattison & Co., LLC........................       40,000
      Hanifen, Imhoff Inc. ....................................       40,000
      Pennsylvania Merchant Group Ltd..........................       40,000
      Ragen Mackenzie Incorporated.............................       40,000
      The Seidler Companies Incorporated.......................       40,000
                                                                   ---------
      Total....................................................    4,200,000
                                                                   =========

  In the Underwriting Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock offered hereby (other than those subject to the over-allotment option described below) if any such shares are purchased. In the event of a default by any Underwriter, the Underwriting Agreement provides that, in certain circumstances, purchase commitments of the non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

  The Company has been advised by the Representatives that the several Underwriters propose initially to offer such stock to the public at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in excess of $0.61 per share. The Underwriters may allow and such dealers may reallow a concession not in excess of $0.10 per share to other dealers. After the public offering, the public offering price and such concessions may be changed.

  The Selling Shareholders have granted to the Underwriters an option, exercisable within 30 days of the date of the Prospectus, to purchase up to 630,000 additional shares of Common Stock at the price to public less the underwriting discounts set forth on the cover page of this Prospectus to cover over-allotments, if any. To the extent that the Underwriters exercise such option, in whole or part, each of the Underwriters will be committed, subject to certain conditions, to purchase the same proportion of such additional shares of Common Stock as the number of shares of Common Stock to be purchased and offered by such Underwriter in the above table bears to the total number of shares of Common Stock initially offered by the Underwriters hereby.

  The Underwriting Agreement provides that the Company and the Selling Shareholders will indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments the Underwriters may be required to make in respect thereof.

  The Company, the Selling Shareholders and the Company's directors and executive officers have agreed not to offer, sell or contract to sell, or otherwise dispose of, directly or indirectly, or announce the offering of any other shares of Common Stock or any securities convertible into, or exchangeable for, shares of Common Stock for a period of 180 days after the date of this Prospectus, without the prior written consent of Salomon.

  The Representatives have informed the Company and the Selling Shareholders that they do not expect discretionary sales by the Underwriters to exceed 5% of the shares offered hereby.

  At the request of the Company, the Underwriters have reserved up to 210,000 shares of Common Stock for sale at the initial public offering price to directors, officers, employees and persons with business relationships with the Company, as well as others associated with such persons. The number of shares of Common Stock available for sale to the general public will be reduced to the extent such persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the Underwriters on the same basis as all other shares offered hereby.

  Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price for the Common Stock offered hereby was determined by negotiation among the Company, the Selling Shareholders and the Representatives. Among the factors that were considered in determining the initial public offering price were the earnings and certain other financial and operating information of the Company in recent periods, the future prospects of the Company and its industry in general, the general condition of the securities market at the time of the Offering and the market prices of securities and certain financial and operating information of companies engaged in activities similar to those of the Company. There can, however, be no assurance that the prices at which the Common Stock will sell in the public market after the Offering will not be lower than the price at which it is sold by the Underwriters.

  The Common Stock has been approved for listing on the Nasdaq National Market System under the trading symbol "SMTK."

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Dewey Ballantine, Los Angeles, California. Certain legal matters will be passed upon for the Underwriters by Munger, Tolles & Olson, Los Angeles, California.

                                    EXPERTS

  The financial statements as of December 31, 1994 and December 31, 1995 and for the period from inception and year ended, respectively, included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                            ADDITIONAL INFORMATION

  The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Certain items are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and to the exhibits and schedules filed as part thereof. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

  As a result of the Offering, the Company will be subject to the informational requirements of the Exchange Act, and in accordance therewith, will file reports and other information with the Commission. A copy of the Registration Statement, including the exhibits and schedules thereto, and the reports and other information filed by the Company in accordance with the Exchange Act, may be inspected without charge at the principal office of the Commission in Washington, D.C. and copies may be obtained from the Public Reference Section at the Commission's principal office, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and are also available for inspection and copying at the Commission's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 upon payment of the fees prescribed by the Commission. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov.

                          SMARTALK TELESERVICES, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Report of Price Waterhouse LLP, Independent Accountants..................  F-2
Balance Sheets as of December 31, 1994, December 31, 1995 and June 30,
 1996....................................................................  F-3
Statements of Operations for the period ended December 31, 1994, the year ended December 31, 1995 and the six months ended June 30, 1995 and June
 30, 1996................................................................  F-4
Statements of Shareholders' Equity (Deficit) for the period ended
 December 31, 1994, the year ended December 31, 1995 and the six months ended June 30, 1996.....................................................  F-5
Statements of Cash Flows for the period ended December 31, 1994, the year ended December 31, 1995 and the six months ended June 30, 1995 and June
 30, 1996................................................................  F-6
Notes to Financial Statements for December 31, 1994 and 1995 and
 Unaudited June 30, 1996.................................................  F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of SmarTalk TeleServices, Inc.

  In our opinion, the accompanying balance sheets and the related statements of operations, shareholders' equity (deficit) and of cash flows, present fairly, in all material respects, the financial position of SmarTalk TeleServices, Inc. at December 31, 1994 and 1995, and the results of its operations and its cash flows for the period from inception to December 31, 1994 and for the year ended December 31, 1995 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

August 15, 1996
Century City, California

SMARTALK TELESERVICES, INC.

BALANCE SHEETS
--------------------------------------------------------------------------------

                                                DECEMBER 31,
                                            ---------------------   JUNE 30,
                                              1994       1995         1996
                                            --------  -----------  -----------
                                                                   (UNAUDITED)
                  ASSETS
                  ------
Current assets:
  Cash and cash equivalents................ $    391  $ 2,115,351  $   763,078
  Trade accounts receivable (less allowance
   for doubtful accounts of $35, $11,460,
   $89,724, respectively)..................      232      224,974    1,914,970
  Inventories..............................      --       718,045      629,900
  Receivable from related party............    3,400          --           --
  Other current assets.....................      --       759,718      696,004
  Prepaid expenses.........................      --         3,078       52,787
                                            --------  -----------  -----------
    Total current assets...................    4,023    3,821,166    4,056,739
Non-current assets:
  Deposits.................................      --        16,100       69,129
  Other non-current assets.................      --           --        53,325
  Net property and equipment...............      --         4,486      603,629
                                            --------  -----------  -----------
    Total assets........................... $  4,023  $ 3,841,752  $ 4,782,822
                                            ========  ===========  ===========
   LIABILITIES AND SHAREHOLDERS' DEFICIT
   -------------------------------------
Current liabilities:
  Accounts payable......................... $ 27,002  $   923,900  $ 1,981,444
  Deferred revenue.........................      431    3,696,515    4,127,919
  Accrued marketing costs..................   37,062      381,429      164,897
  Other accrued expenses...................      --       219,682      498,550
  Note payable and current portion of long-
   term debt...............................      --           --       539,998
                                            --------  -----------  -----------
    Total current liabilities..............   64,495    5,221,526    7,312,808
Long-term debt payable to related parties
 less current portion......................      --           --     3,285,002
                                            --------  -----------  -----------
    Total liabilities......................   64,495    5,221,526   10,597,810
Commitments (See Notes 6 and 8)
Shareholders' deficit:
  Common stock, no par value; authorized
   35,000,000 shares; issued and
   outstanding 4,941,904, 8,824,834, and
   8,824,834 shares, respectively..........    5,000      315,000      315,000
  Common stock subscribed..................      --      (300,000)         --
  Accumulated deficit......................  (65,472)  (1,394,774)  (6,129,988)
                                            --------  -----------  -----------
    Total shareholders' deficit............  (60,472)  (1,379,774)  (5,814,988)
                                            --------  -----------  -----------
    Total liabilities and shareholders'
     deficit............................... $  4,023  $ 3,841,752  $ 4,782,822
                                            ========  ===========  ===========

   The accompanying notes are an integral part of these financial statements.

SMARTALK TELESERVICES, INC.

STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------

                           FROM INCEPTION
                         (OCTOBER 28, 1994)                 SIX MONTHS ENDED
                              THROUGH        YEAR ENDED         JUNE 30,
                            DECEMBER 31,    DECEMBER 31,  ----------------------
                                1994            1995        1995        1996
                         ------------------ ------------  ---------  -----------
                                                               (UNAUDITED)
Revenue.................     $     444      $   453,916   $  41,738  $ 3,678,020
Cost of revenue.........           716          318,686      29,910    2,742,115
                             ---------      -----------   ---------  -----------
  Gross profit (loss)...          (272)         135,230      11,828      935,905
Sales and marketing.....         1,980          842,306     173,242    1,643,426
General and
 administrative.........        63,220          624,238     124,023    1,459,293
                             ---------      -----------   ---------  -----------
  Operating loss........       (65,472)      (1,331,314)   (285,437)  (2,166,814)
Interest income.........           --             5,290         --        25,072
Interest expense........           --             3,278         --       129,444
                             ---------      -----------   ---------  -----------
  Loss before income
   taxes................       (65,472)      (1,329,302)   (285,437)  (2,271,186)
Provision for income
 taxes..................           --               --          --           --
                             ---------      -----------   ---------  -----------
  Net loss..............     $ (65,472)     $(1,329,302)  $(285,437) $(2,271,186)
                             =========      ===========   =========  ===========
Net loss per share......     $    (.01)     $      (.14)  $    (.03) $      (.24)
                             =========      ===========   =========  ===========
Weighted average number
 of shares..............     9,335,348        9,335,348   9,335,348    9,335,348
                             =========      ===========   =========  ===========


   The accompanying notes are an integral part of these financial statements.

SMARTALK TELESERVICES, INC.

STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
--------------------------------------------------------------------------------

                            COMMON STOCK
                         ------------------    STOCK     ACCUMULATED
                          SHARES    AMOUNT  SUBSCRIPTION   DEFICIT       TOTAL
                         --------- -------- ------------ -----------  -----------
Inception (October 28,
 1994)
Shares issued........... 4,941,904 $  5,000   $    --    $       --   $     5,000
Net loss................       --       --         --        (65,472)     (65,472)
                         --------- --------   --------   -----------  -----------
December 31, 1994....... 4,941,904    5,000        --        (65,472)     (60,472)
Shares issued........... 1,235,481  310,000        --            --       310,000
Stock subscribed........ 2,647,449      --    (300,000)          --      (300,000)
Net loss................       --       --         --     (1,329,302)  (1,329,302)
                         --------- --------   --------   -----------  -----------
December 31, 1995....... 8,824,834  315,000   (300,000)   (1,394,774)  (1,379,774)
                         --------- --------   --------   -----------  -----------
Funds received from
 stock subscription.....       --       --     300,000           --       300,000
Purchase of assets of
 related entity (See
 Note 6)................       --       --         --     (2,464,028)  (2,464,028)
Net loss................       --       --         --     (2,271,186)  (2,271,186)
                         --------- --------   --------   -----------  -----------
June 30, 1996
 (unaudited)............ 8,824,834 $315,000   $    --    $(6,129,988) $(5,814,988)
                         ========= ========   ========   ===========  ===========


   The accompanying notes are an integral part of these financial statements.

SMARTALK TELESERVICES, INC.

STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

                           FROM INCEPTION                   SIX MONTHS ENDED
                         (OCTOBER 28, 1994)  YEAR ENDED         JUNE 30,
                              THROUGH       DECEMBER 31,  ----------------------
                         DECEMBER 31, 1994      1995        1995        1996
                         ------------------ ------------  ---------  -----------
                                                               (UNAUDITED)
Cash flows from
 operating activities:
  Net loss.............       $(65,472)     $(1,329,302)  $(285,437) $(2,271,186)
Adjustments to
 reconcile net loss to
 net cash provided by
 (used in) operating
 activities:
  Depreciation.........            --               --          --        18,186
  Provision for bad
   debt................             35           11,425       1,119       78,264
  Changes in assets and
   liabilities which
   increase (decrease)
   cash:
    Accounts
     receivable........           (267)        (236,167)    (90,919)  (1,768,260)
    Inventories........            --          (718,045)   (161,228)      88,145
    Receivable from
     related party.....         (3,400)           3,400       3,400          --
    Other current
     assets............            --          (759,718)    (10,147)      63,714
    Prepaid expenses...            --            (3,078)     (1,437)     (49,709)
    Deposits...........            --           (16,100)        --       (53,029)
    Other non-current
     assets............            --               --          --       (53,325)
    Accounts payable...         27,002          896,898     197,058    1,057,544
    Deferred revenue...            431        3,696,084      89,074      431,404
    Accrued marketing
     costs.............         37,062          344,367     (37,062)    (216,532)
    Other accrued
     expenses..........            --           219,682      33,939      278,868
                              --------      -----------   ---------  -----------
      Net cash provided
       (used) by
       operating
       activities......         (4,609)       2,109,446    (261,640)  (2,395,916)
                              --------      -----------   ---------  -----------
Cash flows from
 investing activities:
  Capital expenditures.            --            (4,486)        --     (456,357 )
                              --------      -----------   ---------  -----------
Cash flows from
 financing activities:
  Common stock
   proceeds............          5,000           10,000         --       300,000
  Note payable to
   related party.......            --               --      272,000    1,200,000
  Revolving line of
   credit with related
   party...............            --               --          --       500,000
  Payment to LCN.......            --               --          --      (500,000)
                              --------      -----------   ---------  -----------
      Net cash from
       financing
       activities......          5,000           10,000     272,000    1,500,000
                              --------      -----------   ---------  -----------
Increase (decrease) in
 cash and cash
 equivalents...........            391        2,114,960      10,360   (1,352,273)
Cash and cash
 equivalents at
 beginning of period...            --               391         391    2,115,351
                              --------      -----------   ---------  -----------
Cash and cash
 equivalents at end of
 period................       $    391      $ 2,115,351   $  10,751  $   763,078
                              ========      ===========   =========  ===========
Supplemental disclosure
 of cash flow
 information:
Cash paid for interest.       $    --       $     3,278   $     --   $   129,444
                              ========      ===========   =========  ===========
Note payable issued for
 LCN purchase (see Note
 6)....................       $    --       $       --    $     --   $ 2,000,000
                              ========      ===========   =========  ===========
Purchase of VoiceChoice
 Platform through
 issuance of note
 payable (see Note 9)..       $    --       $       --    $     --   $   125,000
                              ========      ===========   =========  ===========

   The accompanying notes are an integral part of these financial statements.

SMARTALK TELESERVICES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR DECEMBER 31, 1994 AND 1995 AND UNAUDITED JUNE 30, 1996
-------------------------------------------------------------------------------

1. THE COMPANY

  SmarTalk TeleServices, Inc. (the "Company") is a provider of prepaid long distance services. The Company primarily sells its products to retailers who in turn sell to customers. The customer can add minutes to the SmarTalk Card by use of a major credit card. The Company has developed additional avenues to market and distribute its services, including through its Corporate Advantage Program and corporate promotional programs. The Company was incorporated in October 1994. As shown in the accompanying financial statements, the Company has incurred net losses of $65,472 in 1994, $1,329,302 in 1995 and $2,271,186 through June 30, 1996. Management believes it has adequate capital resources available to fund operations through June 30, 1997.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Interim Results

  The accompanying balance sheet at June 30, 1996, the statements of operations and of cash flows for the six months ended June 30, 1995 and 1996, and the statement of shareholders' equity (deficit) for the six months ended June 30, 1996 are unaudited. In the opinion of management, these statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the results of the interim periods. The Company's results of operations and cash flows for the interim period are not necessarily indicative of the results to be expected for any other interim period or the full year. The data disclosed in these notes to financial statements at such date and for such periods are also unaudited.

 Accounting Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Cash and Cash Equivalents

  Cash and cash equivalents are composed of highly liquid investments with an original maturity of three months or less. In accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the investments, which consist solely of money market funds, are stated at market value, which approximates cost.

 Property and Equipment

  Property and equipment is stated at cost. Depreciation is computed using principally the straight-line method over the estimated useful lives of the related assets. Depreciation expense and accumulated depreciation was $0 as of, and for the periods ended December 31, 1994 and 1995, respectively. For the six months ended June 30, 1996, depreciation expense and accumulated depreciation was $18,186.

SMARTALK TELESERVICES, INC.

FOR DECEMBER 31, 1994 AND 1995 AND UNAUDITED JUNE 30, 1996
-------------------------------------------------------------------------------


 Other Current Assets

  Other current assets include the cost of cards which have been shipped to retailers but not yet sold to customers. These costs are reclassified from inventory at the time of shipment and are amortized into expense as the revenue to which they specifically relate is recognized.

 Accrued Marketing Costs

  Accrued marketing costs include printed and electronic advertising. These costs are accrued and expensed as incurred. Marketing expenses were $870, $251,676 and $991,409 for the periods ended December 31, 1994 and 1995 and June 30, 1996, respectively. The cost of co-op advertising undertaken in connection with co-op programs with retailers is expensed at the earlier of when the advertising takes place or the related revenue is recognized.

 Other Accrued Expenses

  Other accrued expenses include the cost of sales commissions and sales and use taxes. These obligations are accrued and capitalized upon shipment of SmarTalk cards to retailers and capitalized amounts are amortized into expense as the revenue to which they specifically relate is recognized.

 Fair Value of Financial Instruments

  Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments" requires the determination of fair value for certain of the Company's assets and liabilities. The Company estimates that the carrying value of its financial instruments approximates fair value at December 31, 1994 and 1995.

 Revenue Recognition and Deferred Revenue

  The Company's revenue is generated from: (i) sales of Company and co-branded phone cards to customers through retailers, (ii) recharges of existing phone cards, (iii) cards sold for promotional marketing campaigns, and
(iv) corporate sales to businesses. Under the majority of agreements with retailers, the Company sells cards to the retailer at a fixed price with normal credit terms. The Company invoices the retailer upon shipment, recognizing deferred revenue. The Company recognizes revenue and reduces the deferred revenue account as the customer utilizes the calling time and upon expiration of cards containing unused calling time, subject to applicable escheat laws, if any. The Company also recognizes deferred revenue upon recharge of existing phone cards and recognizes revenue upon usage or expiration of the recharge minutes. Revenue recognized upon expiration of calling cards containing unused calling time and upon expiration of recharge minutes was insignificant for the year ended December 31, 1994 and the six months ended June 30, 1995 and less than $36,000 and $209,000, respectively, for the year ended December 31, 1995 and the six months ended June 30, 1996.

 Internally Developed Software

  The Company has incurred costs associated with developing and testing its proprietary software system. These costs, which are considered immaterial, consisted of amounts paid to consultants and salaries paid to employees, and have been expensed as incurred and are included in General and Administrative expense.

SMARTALK TELESERVICES, INC.

FOR DECEMBER 31, 1994 AND 1995 AND UNAUDITED JUNE 30, 1996
-------------------------------------------------------------------------------


 Regulation

  The Company is subject to regulation by the Federal Communications Commission and by various state public service and public utility commissions. The Company's management and regulatory legal counsel believe the Company is in compliance with regulations in all states.

 Stock Split

  On February 15, 1996, the board of directors declared a 3,500 for 1 stock split distributable on February 13, 1996 to shareholders of record on February 13, 1996. Further, on May 23, 1996, the board of directors declared a 2.51 for 1 stock split distributable on May 23, 1996 to shareholders of record on that date. Further, on August 15, 1996, the Company effected a 0.5625 reverse stock split distributable on August 15, 1996 to shareholders of record on that date. In this report, per share amounts and numbers of shares have been restated to reflect the stock splits.

 Net Loss per Share

  Net loss per share is based on the weighted average number of common shares and common stock equivalents outstanding during each period, after retroactive adjustment for the stock splits (see above). Pursuant to requirements of the Staff of the Securities and Exchange Commission, shares related to stock sold and options issued subsequent to August 15, 1995 have been shown as outstanding for all periods presented.

 Long-Lived Assets

  In 1995, the Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 121 establishes accounting standards for the measurement and recognition of impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of. The adoption of SFAS No. 121 had no effect on the Company's financial statements.

3. COMPOSITION OF CERTAIN BALANCE SHEET ACCOUNTS

 Inventories

  Inventories are valued at the lower of cost (using the first-in, first-out
(FIFO) method) or market. Inventories consist of the following at:

                                                      DECEMBER 31,
                                                     ---------------  JUNE 30,
                                                      1994    1995      1996
                                                     ------ -------- -----------
                                                                     (UNAUDITED)
      Phone cards................................... $  --  $582,110  $492,974
      Displays......................................    --   135,935   136,926
                                                     ------ --------  --------
          Total..................................... $  --  $718,045  $629,900
                                                     ====== ========  ========

SMARTALK TELESERVICES, INC.

FOR DECEMBER 31, 1994 AND 1995 AND UNAUDITED JUNE 30, 1996
-------------------------------------------------------------------------------


 Other Current Assets

                                                      DECEMBER 31,
                                                     ---------------
                                                                      JUNE 30,
                                                      1994    1995      1996
                                                     ------ -------- -----------
                                                                     (UNAUDITED)
      Pre-paid sales commissions.................... $  --  $285,391  $337,533
      Cards shipped.................................    --   243,557   147,695
      Other.........................................    --   230,770   210,776
                                                     ------ --------  --------
          Total other current assets................ $  --  $759,718  $696,004
                                                     ====== ========  ========

 Property and Equipment

                                                      DECEMBER 31,
                                                     ---------------
                                                                      JUNE 30,
                                                      1994    1995      1996
                                                     ------ -------- -----------
                                                                     (UNAUDITED)
      Computers..................................... $  --  $  3,661  $ 96,844
      Telephone switching equipment.................    --       --    325,000
      Office equipment and furniture................    --       825   199,971
          Less: Accumulated depreciation............    --       --    (18,186)
                                                     ------ --------  --------
                                                     $  --  $  4,486  $603,629
                                                     ====== ========  ========

4. NOTE PAYABLE AND LONG-TERM DEBT PAYABLE TO RELATED PARTIES

  At June 30, 1996, note payable and long-term debt payable to related parties consisted of the following:

                                                                   JUNE 30, 1996
                                                                   -------------
                                                                    (UNAUDITED)
9% Term loan payable, interest accrues daily on the outstanding balance and is payable January 1, 1997. Principal payable in six monthly installments of $16,667 beginning July, 1996 with
 $25,000 due January 1, 1997 (see Note 9)........................   $  125,000
Revolving loan with SmarTalk Partners, LLC, interest at prime plus 2% payable monthly beginning January 31, 1996, principal
 due January 31, 1998 (see Note 6)...............................      500,000
7% Term loan, with SmarTalk Partners, LLC, interest only is
 payable monthly from January 31, 1996 through December 31, 1996.
 Interest plus principal totaling $31,634 is payable monthly beginning January 1, 1997 through July, 2000 (see
 Note 6).........................................................    1,200,000
7% Subordinated Term loan, payable to LCN, principal and interest payable in monthly installments of $35,000 beginning August 31,
 1996 with the balance due
 June 20, 2000 (see Note 6)......................................    2,000,000
  Less: Current maturities.......................................     (539,998)
                                                                    ----------
Long-term debt, less current maturities..........................   $3,285,002
                                                                    ==========

  At June 30, 1996 future maturities of long-term debt are: 1997 -- $539,998, 1998 -- $1,125,279, 1999 -- $670,155, 2000 -- $1,460,674, 2001 -- $28,894.

SMARTALK TELESERVICES, INC.

FOR DECEMBER 31, 1994 AND 1995 AND UNAUDITED JUNE 30, 1996
-------------------------------------------------------------------------------


5. INCOME TAXES

  The difference between the statutory federal income tax rate and the Company's effective income tax rate applied to loss before income taxes was as follows for the period ended December 31, 1994, and the year ended December 31, 1995:

                                                     DECEMBER 31,
                                                  --------------------
                                                    1994       1995
                                                  --------   ---------   --- ---
   Statutory federal tax rate on loss...........       (34)%       (34)%
   State income tax provision, net of federal
    benefit ....................................        (6)%        (6)%
   Increase in valuation reserve against
    deferred tax asset..........................        40 %        40 %
                                                  --------   ---------   ---
   Income taxes at the Company's effective rate.         0 %         0 %
                                                  ========   =========   ===

  The major components of deferred tax assets arising from temporary differences at December 31, 1994 and 1995 are as follows:
                                                     DECEMBER 31,
                                                  --------------------
                                                    1994       1995
                                                  --------   ---------
   Deferred revenue.............................  $    --    $ 417,000
   Net operating loss carryforwards.............    17,000      68,000
   Other........................................    14,000     115,000
                                                  --------   ---------
   Subtotal.....................................    31,000     600,000
   Valuation allowance..........................   (31,000)   (600,000)
                                                  --------   ---------
   Total deferred taxes.........................  $    --    $     --
                                                  ========   =========

  The Company had net operating loss carryforwards of approximately $65,472 and $1,396,786 as of December 31, 1994 and 1995, respectively. To the extent not used, net operating loss carryforwards expire in varying amounts beginning in the year 2002. If substantial changes in the Company's ownership should occur, there will be an annual limitation on the amount of the carryforwards which can be utilized.

  Under SFAS No. 109, the Company has recorded valuation allowances against the realization of the deferred tax assets. Based on available evidence, including the Company's history of operating losses, the uncertainty of future profitability and the impact of tax laws which may limit the Company's ability to utilize such loss carryforwards, management has concluded that it is more likely than not that deferred tax assets will not be realized.

6. RELATED PARTIES

 Transactions With Related Entities

  At December 31, 1994 the Company had a receivable due from its majority shareholder in the amount of $3,400. On December 28, 1995 the Company entered into an agreement with SmarTalk Partners, LLC ("SP") under which SP agreed to loan $1,200,000 to the Company and to purchase 2,647,449 shares of the Company's Common Stock for $300,000. The term loan is collateralized by substantially all assets of the Company. Interest accrues daily and is payable monthly beginning January 31, 1996 and ending December 31, 1996. Beginning January 1, 1997 interest accrues daily and is payable monthly along with principal payments through July 2000. The $1,500,000 was received in January 1996.

SMARTALK TELESERVICES, INC.

FOR DECEMBER 31, 1994 AND 1995 AND UNAUDITED JUNE 30, 1996
-------------------------------------------------------------------------------


  In addition, the Company obtained a revolving loan facility from SP, collateralized by substantially all assets of the Company. The facility provides for borrowings up to $500,000. The principal portion of the loan is due and payable January 31, 1998. The facility was fully drawn at June 30, 1996.

 Payment in Excess of Book Value of Assets Purchased From a Related Entity (Unaudited)

  In January 1996, the Company entered into an agreement to purchase certain of the office furniture and equipment fixed assets of Lorsch Creative Network, Inc. ("LCN") that had historical net book value of $35,972. LCN's sole shareholder is the majority shareholder of the Company's Common Stock. Minority shareholders of the Company consented to the transaction. The purchase was consummated in January 1996 for $500,000 cash plus a $2,000,000 subordinated term note which bears interest at 7% per annum (see Note 4). Because the assets were purchased from a related party, the assets are reflected on the Company's balance sheet at LCN's historical depreciated cost as of the date of the acquisition. The excess of acquisition cost over the historical cost less depreciation of the assets acquired of approximately $2,464,028 was recorded as a charge to the Company's accumulated deficit in a manner similar to a capital distribution. In addition, prior to the purchase, LCN provided consulting and other services to the Company for which it billed approximately $25,000 and $415,000 in 1994 and 1995, respectively. Amounts were billed on an hourly basis for consulting and other services performed by LCN employees on behalf of SmarTalk.

  Amounts billed and services rendered by LCN are as follows:

                                                                1994     1995
                                                               ------- --------
   Marketing and product development.......................... $25,000 $ 85,000
   Software development.......................................           70,000
   Management consulting......................................          200,000
   Other......................................................           60,000
                                                               ------- --------
     Total.................................................... $25,000 $415,000
                                                               ======= ========

  All costs incurred by LCN on the Company's behalf have been appropriately reflected in the accompanying financial statements.

7. STOCK COMPENSATION PLANS

  The Company had two stock based compensation plans at June 30, 1996. The programs are described as follows:

1996 NONQUALIFIED STOCK OPTION PLAN:

  In March 1996, the board of directors adopted the Company's 1996 Nonqualified Stock Option Plan (the "Nonqualified Plan"), whereby nonstatutory stock options may be granted to employees, officers, directors, consultants, advisors, or agents of the Company. Options to purchase the Company's Common Stock are exercisable at a price not less than the fair market value of the stock at the date of grant and for a term not to exceed 10 years. Further, the options vest over a period ranging from grant date to 3 years from the anniversary of the grant. Pursuant to the Nonqualified Plan, an amount equal to (a) the lesser of (i) 7,087,991 shares of Common Stock, and (ii) the number of shares of Common Stock equal to 9% of the total issued and outstanding shares of Common Stock minus (b) the number of shares of Common Stock issued or issuable pursuant to options exercised or

SMARTALK TELESERVICES, INC.

FOR DECEMBER 31, 1994 AND 1995 AND UNAUDITED JUNE 30, 1996
-------------------------------------------------------------------------------

outstanding under the 1996 Stock Incentive Plan are reserved for issuance under this plan. The Company accounts for the fair value of its grants under this plan in accordance with APB Opinion 25 Accounting for Stock Issued to Employees. Fair value of stock options granted was determined by the board of directors, who considered, among other factors, an independent valuation. The following table summarizes the activity in shares of Common Stock subject to options for the quarter ended June 30, 1996:

                                                          OPTION PRICE NUMBER OF
                                                           PER SHARE    SHARES
                                                          ------------ ---------
      Balance at December 31, 1995.......................         --        --
        Options granted.................................. $1.77-$4.44   508,514
        Options exercised................................         --        --
        Options canceled or expired......................         --        --
      Balance at June 30, 1996........................... $1.77-$4.44   508,514

  At June 30, 1996 no options had been exercised. 285,730 shares remain reserved for issuance under the plan.

1996 STOCK INCENTIVE PLAN:

  In August 1996, the board of directors adopted and the shareholders of the Company approved the 1996 Stock Incentive Plan, whereby the Compensation Committee may make awards to directors, employees, advisors and consultants of the Company and its subsidiaries. Pursuant to the Stock Incentive Plan, the Company has authorized and reserved a number of shares of Common Stock for issuance equal to (a) the lesser of (i) 7,087,991 shares of Common Stock and
(ii) a number of shares of Common Stock equal to 9% of the total issued and outstanding shares of Common Stock minus (b) the number of shares of Common Stock issued or issuable pursuant to options exercised or outstanding under the Nonqualified Plan.

 Stock Options

  Nonqualified stock options may be granted to employees, consultants and advisors of the Company and its subsidiaries and incentive stock options may only be granted to employees of the Company and its subsidiaries. The exercise price of a nonqualified stock option may be determined by the Compensation Committee in its discretion. The exercise price of an incentive stock option may not be less than the fair market value of the Common Stock on the date of grant. The value of Common Stock (determined at the time of grant) that may be subject to incentive stock options that become exercisable by any one employee in any one year is limited by the Internal Revenue Code to $100,000. The maximum term of stock options granted under the 1996 Plan is 10 years from the date of grant. In September 1996, the Company granted an option to acquire 2,000 shares at an exercise price of $2.50 per share in settlement of an employment dispute.

 Stock Appreciation Rights

  A stock appreciation right may be granted in connection with an option, either at the time of grant or at any time thereafter during the term of the option. A stock appreciation right granted in connection with an option entitles the holder, upon exercise, to surrender the related option and receive a payment based on the difference between the exercise price of the related option and the fair market value of the Company's Common Stock on the date of exercise. A stock appreciation right granted in

SMARTALK TELESERVICES, INC.

FOR DECEMBER 31, 1994 AND 1995 AND UNAUDITED JUNE 30, 1996
-------------------------------------------------------------------------------

connection with an option is exercisable only at such time or times as the related option is exercisable and expires no later than when the related option expires. At June 30, 1996, no stock appreciation rights had been granted.

 Restricted Stock Awards

  The Compensation Committee may award shares of Common Stock to participants under this plan, subject to such restrictions on transfer and conditions of forfeiture as it deems appropriate. Such conditions may include requirements as to the continued service of the participant with the Company, the attainment of specified performance goals or any other conditions determined by the Compensation Committee. Subject to the transfer restrictions and forfeiture restrictions relating to the restricted stock award, the participant will otherwise have the rights of a shareholder of the Company, including all voting and dividend rights, during the period of restriction. At June 30, 1996, no restricted stock had been granted.

 Performance Awards

  The Compensation Committee may grant performance awards denominated in specified dollar units or in shares of Common Stock. Performance awards are payable upon the achievement of performance goals established by the Compensation Committee at the beginning of the performance period, which may not exceed ten years from the date of grant. Payments may be made in cash or shares of Common Stock or in a combination of cash and shares. At June 30, 1996, no performance awards had been granted.

 Phantom Stock

  An award of phantom stock gives the participant the right to receive cash at the end of a fixed vesting period based on the value of a share of Common Stock at that time. Phantom stock units are subject to such restrictions and conditions to payment as the Compensation Committee determines are appropriate. At June 30, 1996, no phantom stock had been awarded.

8. COMMITMENTS

 Telecommunications Service Agreements

  The Company has a minute volume commitment with one of its service providers which, if not met, could require the Company to make payments to such provider. If the Company fails to meet this commitment operating results could be adversely impacted. As of June 30, 1996, the Company anticipates that it will fulfill this commitment.

 Operating Leases

  The Company entered into a lease agreement on January 10, 1996 to lease office space. Lease payments commenced March 1, 1996 and end March 1, 2002.

  The future minimum annual rentals under this lease as of June 30, 1996 are as follows: 1996-$59,225, 1997-$164,684, 1998-$194,347, 1999-$194,347, 1999
and thereafter--$242,934.

SMARTALK TELESERVICES, INC.

FOR DECEMBER 31, 1994 AND 1995 AND UNAUDITED JUNE 30, 1996
-------------------------------------------------------------------------------


9. PURCHASE OF VOICECHOICE PLATFORM

  In June 1996, the Company acquired an interactive voice response platform facility known as the VoiceChoice Platform from Pacific Bell Information Services for total consideration of $325,000, plus other consideration including the release of certain contractual obligations of Pacific Bell Information Services to the Company. The purchase price was recorded at $325,000, comprised of $200,000 in cash and a $125,000 note. $100,000 of the
$125,000 note is to be paid through six equal monthly installments beginning July 1, 1996 (see Note 4). A final payment due January 1, 1997 will include the remaining $25,000 principal amount of the note and an additional sum equal to the interest accrued on the declining balance paid in installments at 9% interest per annum calculated on a day-to-day basis. The Company was informed by Pacific Bell Information Services that the platform facility was constructed in 1994 at an original cost of approximately $1,648,000. The assets acquired include multiple switches, thousands of inbound and outbound access ports for prepaid and corporate calling services, voice response applications, high-speed database servers, voice recording capability and credit card verification software. The Company acquired the VoiceChoice Platform to enable it to provide additional services, such as stand-alone interactive voice services, and to reduce call handling costs.

  In conjunction with the purchase, the Company is negotiating a sublease from Pacific Bell Information Services for the building space housing the platform. At August 15, 1996 the sublease had not been finalized. Management believes its lease obligation under the sublease will approximate $5,000 per month for a period of three years.

10. SUBSEQUENT EVENTS

  On August 13, 1996, the Company obtained a loan from SmarTalk Partners, LLC for $250,000. The note bears interest at a floating rate equal to the prime rate, which was 8.25% at September 20, 1996, and has a maturity date of January 31, 1997.

  On September 20, 1996, the Company obtained a $1,000,000 revolving line of credit from a financial institution. Borrowings under the line, which totaled $510,000 at October 8, 1996, bear interest monthly at a floating rate equal to the prime rate plus 2.375%, with minimum monthly interest charges of $4,429 for one year from date of the note.

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDERS OR ANY OF THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATES AS OF WHICH INFORMATION IS GIVEN IN THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH SOLICITATION.

                                ---------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Cautionary Statement Regarding Forward-Looking Statements.................    7
Risk Factors..............................................................    7
Use of Proceeds...........................................................   17
Dividend Policy...........................................................   17
Capitalization............................................................   18
Dilution..................................................................   19
Selected Financial Data...................................................   20
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   21
Business..................................................................   28
Plan of Operation.........................................................   41
Management................................................................   42
Certain Transactions......................................................   50
Principal and Selling Shareholders........................................   52
Description of Capital Stock..............................................   53
Shares Eligible for Future Sale...........................................   55
Underwriting..............................................................   57
Legal Matters.............................................................   58
Experts...................................................................   59
Additional Information....................................................   59
Index to Financial Statements.............................................  F-1

                                ---------------

UNTIL NOVEMBER 17, 1996 (25 DAYS AFTER THE COMMENCEMENT OF THIS OFFERING), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPAT-ING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS. 4,200,000 SHARES


SMARTALK TELESERVICES, INC.

COMMON STOCK
(NO PAR VALUE)

[LOGO OF SMARTALK TELESERVICES, INC.(SM)]


SALOMON BROTHERS INC

CS FIRST BOSTON

DONALDSON, LUFKIN & JENRETTE
   SECURITIES CORPORATION

PROSPECTUS

DATED OCTOBER 23, 1996